24-10085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Date Filed
File No.

HYDROGEN POWER INC./WA

(Exact name of issuer as specified in its charter)

DELAWARE

(State or other jurisdiction of incorporation or organization)

1010 – 1942 Westlake Avenue
Seattle, WA 98101
(206) 940-2447

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Hydrogen Power Inc.
Attention: Ms. Ricky Gujral, President
1010 – 1942 Westlake Avenue, Seattle, WA 98101
(206) 940-2447

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2813	**80-0098124**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

A. Directors

The full names and business and residential addresses of our directors are as follows:

Name of Director	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056
John J. Martin	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin Chairman of the Board of Directors	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

B. Officers

The full names and business and residential addresses of our officers are as follows:

Name of Officer	Business Address	Residential Address
Ricky Gujral President and Chief Executive Officer	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056
John J. Martin Chief Financial Officer	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin Treasurer and Secretary	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

C. General Partners

We do not have any general partners.

D. Record Owners of 5% or More of Our Common Stock

The full names and business and residential addresses of the record owners of 5% or more of our Common Stock are as follows:

Name of Record Owners	Business Address	Residential Address
Global Hydrofuel Technologies Inc.	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	Not Applicable

E. Beneficial Owners of 5% or more of Our Common Stock

The full names and business and residential addresses of the beneficial owners of 5% or more of our Common Stock are as follows:

Name of Beneficial Owners	Business Address	Residential Address
Global Hydrofuel Technologies Inc.	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	Suite 1105 – 13700 Mayfield Place Richmond, British Columbia V6V 2E4
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5

F. Promoters

The full names and business and residential addresses of each of our promoters is as follows:

Name of Promoter	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5

G. Affiliates

The full names and business and residential addresses of each of our affiliates is as follows:

Name of Affiliate	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5
Global Hydrofuel Technologies Inc.	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056

Name of Affiliate	Business Address	Residential Address
John J. Martin	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

H. Legal Counsel

Lang Michener LLP of the following address is our legal counsel with respect to the Offering:

Lang Michener LLP
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia, Canada
Telephone: (604) 689-9111
Facsimile: (604) 685-7084

I. Underwriters

We have not engaged any underwriter with respect to the Offering.

J. Underwriter's Directors

We have not engaged any underwriter with respect to the Offering.

K. Underwriter's Officers

We have not engaged any underwriter with respect to the Offering.

L. Underwriter's General Partners

We have not engaged any underwriter with respect to the Offering.

M. Counsel to the Underwriter

We have not engaged any underwriter with respect to the Offering.

ITEM 2. APPLICATION OF RULE 262

None of the persons that we have identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 of Regulation A of the Securities Act of 1933.

ITEM 3. AFFILIATE SALES

No part of the proposed offering involves the resale of securities by any of our affiliates.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

The Shares are to be offered by us through our directors and officers in jurisdictions outside of the United States. These jurisdictions include the Canadian province of British Columbia and the European countries of the United Kingdom, Switzerland and Germany. Our executive officers and directors will seek to sell our common stock in this Offering by contacting persons with whom they have a prior relationship and whom they believe will have an interest in the offering. These persons will be contacted through various methods, including mail, telephone and other means.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

We completed the following sales of unregistered securities within the one year period prior to the date of the filing of this Form 1-A:

Date of Issuance	Title and Amount of Securities Issued	Aggregate Offering Price or Other Consideration	Name and Identity of Purchasers	Exemption from the Registration Requirements of the Securities Act of 1933 Relied Upon and Facts Relied Upon for such Exemption
December 17, 2003 (1)	25,000,000 Shares of Common Stock (1)	$10.00	Global Hydrofuel Technologies Inc.	Section 4(2) of the Securities Act of 1933 on the basis that Global Hydrofuel Technologies Inc. is the founder and incorporator of Hydrogen Power Inc.

(1) GHTI acquired 1,000 shares of our common stock on December 17, 2003 for total consideration of $10. These shares were reclassified as 25,000,000 shares of our common stock, par value $0.0001 effective March 17, 2004.

No sales were completed by any of our predecessors or affiliated issuers within the one year period prior to the filing of this Form 1-A.

No sales of any unregistered securities were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

We are not currently offering any securities in addition to those covered by this Form 1-A. We are contemplating offering additional shares of our common stock to raise funds to finance our plan of operations as the funds from this offering will be insufficient to fund our plan of operations for the next twelve months. We have not determined how many shares may be offered, the price at which shares may be offered or the manner in which these shares may be offered.

ITEM 7. MARKETING ARRANGEMENTS

There is no arrangement known to us, or to any person names in response to Item 1 above, for any of the following purposes:

(1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) to stabilize the market for any of the securities to be offered;

(3) for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN THE OFFERING STATEMENT

No expert named in the Offering Statement accompanying this Form 1-A as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification, or at any time thereafter, has had a material interest in the Issuer or any of its parents or subsidiaries, or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

No written document or broadcast script authorized by Rule 254 of Regulation C of the Securities Act of 1933 was used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

We have elected to provide the disclosure required by Model B of Part II of Form 1-A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

OFFERING CIRCULAR

HYDROGEN POWER INC.

1010 – 1942 Westlake Avenue
Seattle, WA 98101
(206) 940-2447

THE DATE OF THIS OFFERING CIRCULAR IS MAY 20, 2004

5,000,000 SHARES
COMMON STOCK

We are offering to sell 5,000,000 shares of our common stock at an offering price of $0.20 per share.

Our common stock is presently not traded on any market or securities exchange.

	Price to Public	Underwriting Discount and Commissions (4)	Proceeds to the Company (1), (2) and (3)
Per Share	$0.20	$0	$0.20
Total	$1,000,000	$0	$1,000,000

1. There is no assurance that all of the Shares offered will be sold.
2. We anticipate that the expenses of the offering of the Shares to be borne by us will be approximately $25,000
3. There is no minimum number of Shares that must be sold in order for us to complete the offering.
4. Our directors and officers will be selling the shares of our common stock that we are offering. We will not pay any fee, commission or other remuneration to any of our directors and officers with respect to any shares sold.

The purchase of the securities offered through this Offering Circular involves a high degree of risk. See the section of this Offering Circular entitled "Risk Factors" on pages 7-15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our directors and officers will be selling the shares of our common stock that we are offering. We do not presently have any agreement with any underwriter. We are offering this common stock on a self-underwritten basis without any minimum or maximum purchase requirements. There are no arrangements to place the funds received from sales of the Shares in an escrow, trust or similar arrangement.

The Approximate Date Of Commencement of the Sale of Shares to the Public is April 15, 2004. We will conduct the offering on a continuous basis until all shares being offered are subscribed for or until the offering is terminated by us, or until August 31, 2004, whichever first occurs.

HYDROGEN POWER INC.

OFFERING CIRCULAR
DATED MAY 20, 2004

TABLE OF CONTENTS

SUMMARY INFORMATION

The following information should be read in connection with the more detailed information appearing elsewhere in Offering Circular. This Offering Circular may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the captions "Risk Factors" and "Description of Business" elsewhere herein.

THE COMPANY

The Company:	Hydrogen Power Inc. ("We", "Hydrogen Power" or the "Company") is a company incorporated under the laws of the State of Delaware on December 17, 2003.
Corporate Offices:	Our principal executive offices are located at 1010 – 1942 Westlake Avenue, Seattle, WA 98101. Our telephone number is (206) 940-2447.
Our Business:	We have acquired a sub-license of certain technology rights to a method for producing hydrogen-on-demand from an aluminum-assisted water split reaction. This water split reaction creates hydrogen from the reaction between aluminum and water. The hydrogen that is generated is pure hydrogen that can be used in fuel cell applications to generate electricity. The reaction produces an aluminum hydroxide byproduct which can be recycled and reused in the hydrogen generation process. The hydrogen generation process in respect of which we have acquired technology rights to under the sub-license has never been used for commercial purposes and there is no assurance that we will be able to apply the process for commercial purposes. We acquired our sub-license from Global Hydrofuel Technologies Inc., which is the current owner of all of our outstanding shares of common stock and is controlled by our president, Ms. Ricky Gujral. We are obligated to pay to GHTI substantial license fees totaling $3,000,000 over a four year term under the sub-license agreement on the following schedule: 1. $1,000,000, to be paid on the one-year anniversary of the date of the Sub-License Agreement, being March 15, 2005; 2. $666,667, to be paid on the two-year anniversary of the date of the Sub-License Agreement, being March 15, 2006; 3. $666,667, to be paid on the three-year anniversary of the date of the Sub-License Agreement, being March 15, 2007; and 4. $666,667, to be paid on the four-year anniversary of the date of the Sub-License Agreement, being March 15, 2008. We are required to pay these license fees to GHTI irrespective of whether or not we are able to generate revenues. If we do not pay these license fees, then GHTI will be entitled to terminate our sub-license agreement. See below under "Risk Factors". Our objective is to develop and market our licensed proprietary hydrogen production process for use in commercial applications that require hydrogen, but where hydrogen storage and/or distribution is not feasible. We believe based on our preliminary research that our hydrogen production process may be a commercially viable process for fuel cell applications where on-demand hydrogen is required or is an advantage.

	We have identified the following potential fuel cell commercial applications that may benefit from our hydrogen-on-demand technology: 1. Fuel cells for transportation, including buses, trucks and automobiles; and 2. Portable and small-scale fuel cell based stationary power generation, including power for mobile electronics, small power equipment, residential and commercial/institutional power generation systems. We caution investors that the fuel cell industry is in its early stages of development and has not received wide-spread commercial adoption. We can provide investors with no assurance that hydrogen based fuel cell applications will achieve commercial success. If hydrogen based fuel cell applications do not achieve commercial adoption, then we anticipate that there will be limited commercial demand for our hydrogen production process or the hydrogen generation reactors that we plan to develop. Our plan of operations is to develop and market hydrogen generation reactors that use our licensed hydrogen production process for incorporation into fuel cell systems. We will be required to undertake substantial further research and development of our licensed technology in order to generate hydrogen generation reactors that are capable of operating on a commercial scale under commercial operating conditions. We also plan to pursue strategic alliances and licensing arrangements with other business engaged in the hydrogen generation and fuel cell industries for both licensing and joint development of our licensed hydrogen production process and the hydrogen generation reactors that we develop. We commenced our business operations effective March 15, 2004 upon acquisition of the sub-license for our licensed technology rights. We were engaged in the negotiation of our sub-license agreement with GHTI from the date of our incorporation to March 15, 2004 when our sub-license agreement was executed. Prior to March 15, 2004, GHTI carried out research and development of our licensed technology, which research and development included the development of the two initial prototypes of our hydrogen generation reactors. Subsequent to March 15, 2004, we have assumed the lease for our Seattle premises that was entered into by GHTI and we have assumed responsibility for payment of our engineering staff that performed the research and development work prior to March 15, 2004. We are presently undertaking the development of a third prototype hydrogen reactor from our Seattle laboratory premises. We have not earned any revenues to date. We have minimal assets and operations and we have incurred net losses since our inception. Our financial data as of March 31, 2004 is summarized as follows: **Balance Sheet Data (as at March 31, 2004):** Cash: $21,545 Liabilities: $32,490 Working Capital: ($10,097) Shareholders Equity: ($4,088) **Statement of Operations Data (three months ended March 31):** Revenues: $4,098 Expenses: $NIL Our ability to implement our plan of operations is contingent upon our ability to obtain financing, of which there is no assurance.

THE OFFERING

Securities Offered:	The offering (the "Offering") consists of the offer by us of up to 5,000,000 shares of common stock, $0.0001 par value (each a "Share").
Offering Price:	$0.20 per Share. See "The Offering".
Term of the Offering:	The Offering will commence on the date of this Offering Circular, and will continue until the date that is the earlier of the date on which all offered securities are subscribed for, until the offering is terminated by us or until August 31, 2004, whichever first occurs. We reserve the right to extend or terminate this Offering at any time at our option without notice. See "Plan of Distribution".
No Minimum Subscription:	There is no minimum subscription to the Offering.
Exemption from Registration:	The Shares are offered pursuant to the exemption from registration provided by Regulation A of the Securities Act of 1933 (the "1933 Act"). See "Plan of Distribution".
Use of Proceeds:	The gross proceeds to us from the sale of the Shares will be $1,000,000, assuming all Shares are sold. The proceeds of the Offering will be utilized to enable us to fund the continued development of our hydrogen generation reactors and for general corporate and working capital purposes. See "Use Of Proceeds."
Outstanding Securities:	We currently have a total of 25,000,000 shares of our common stock issued and outstanding. If all offered Shares are sold, then we will have a total of 30,000,000 shares of our common stock issued and outstanding.
Dilution:	Investors in this Offering will experience substantial dilution. Dilution represents the difference between the offering price and the net tangible book value per share after the offering. Our promoters acquired 25,000,000 shares of our common stock for a purchase price of $10, representing a purchase price of $0.0000004 per share. Our net tangible book value is presently $NIL per share. Investors will pay $0.20 per share. Our net tangible book value after completion of the offering will be $0.03 per share if all Shares are sold. Accordingly, investors who purchase the Shares will suffer dilution of 83.95% if all shares are sold. Additional dilution may result from future offerings. See "Dilution".
Local Jurisdictions:	The Offering and any subscription for any of the offered securities is subject to compliance with the securities laws and other applicable laws of the jurisdiction in which any Subscriber for the Offering is resident. Each Subscriber will deliver to us all other documentation, agreements, representations and requisite government forms required by our lawyers, in addition to the Subscription Agreement, as required to comply with all securities laws and other applicable laws of the jurisdiction of the Subscriber.
Risk Factors:	The securities offered hereby involve a high degree of risk and should not be

	purchased by anyone who cannot afford the loss of their entire investment. Prospective investors should carefully review and consider the factors set forth in the following section of this Offering Circular entitled "Risk Factors," as well as the other information set-forth herein, before subscribing for any of the securities offered hereby. See "Risk Factors".

RISK FACTORS

An investment in the Shares offered herein is highly speculative and subject to a high degree of risk. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risk factors described below before investing in the Shares. These risk factors describe all of the material risk factors that we face. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

RISKS RELATING TO OUR BUSINESS AND FINANCIAL CONDITION

If we do not obtain additional financing, then we will not be able to carry out our plan of operations to develop our hydrogen generation technology and our financial condition, business prospects and results of operations will be harmed.

We will require substantial operating funds in order to carry our plan of operations. We had a working capital deficit of $10,097 as of March 31, 2004. We have not generated any revenues since our incorporation and we do not anticipate that we will generate any revenues until such time as we have advanced the development of our hydrogen generation technology and had begun to commercialize our technology. There is no assurance that we will be able to obtain the necessary financing in order to enable us to proceed with our plan of operations. We do not have any arrangements for financing in place and there is no assurance that we will be able to achieve the necessary financing. In the event that we do not achieve the necessary financing, then we will be forced to scale back our plan of operations with the result that we may not be able to develop and commercialize our technology as planned. Our failure to achieve these goals will have an adverse impact on our ability to generate revenues with the result that our financial condition, business prospects and results of operations will be adversely affected.

Even if we are successful in selling all of the Shares, we will still require substantial additional financing in order to proceed with our plan of operations for the next twelve months. Our failure to achieve additional financings subsequent to the sale of the Shares will cause us not to be able to carry out our plan of operations to develop our hydrogen generation technology and our financial condition, business prospects and results of operations will be harmed.

Our plan of operations contemplates that we will spend approximately $5,500,000 over the next twelve months. The proceeds of the offering will be $1,000,000 if all Shares are sold. Accordingly, the proceeds of this offering will not satisfy our cash requirements for the next twelve months. The proceeds of the Offering will be sufficient to enable us to fund our plan of operations for only three to four months and are substantially less than the financing that we require to pursue our plan of operations for the next twelve months. We anticipate that we will be required to raise additional funds within the next six months in order to continue to fund our plan of operations. We had cash of $21,545 and a working capital deficit of $10,097 as of March 31, 2004. Accordingly, we are unable to pursue our plan of operations for the next twelve months without additional financing, in addition to the proceeds of the Offering.

If we are not successful in selling any additional shares of our common stock after completion of this Offering in order to obtain further financing to enable us to pursue our plan of operations, then we anticipate that we will not have sufficient funds to proceed with our plan of operations with the result that we will not be able to achieve revenues or commercialization of our hydrogen generation technology and our business will fail.

We anticipate that we will require additional financing in order to pursue a plan of operations. We consider that debt financing at this stage of our development will not be available to us. Accordingly, we anticipate that any additional financing will be completed through the sale of additional shares of our common stock. We do not have any arrangements in place for any additional sales of our common stock and we can give investors no assurance that we will be able to complete any further sales of our common stock. Further, we cannot give investors any assurance as to the price at which any additional shares of common stock will be offered or sold, the number of any additional shares of common stock that may be sold or the proceeds of any additional offering of common stock.

As we anticipate that we will not achieve revenues during the next eighteen months, our ability to raise additional financing through the sales of additional shares of our common stock will result in our not being able to pursue a plan of operations with the result that we will not be able to achieve revenues and commercialize our technology as planned. Our failure to achieve additional sales of our common stock will cause our business to fail.

While GHTI has advanced funds to enable us to commence our business operations, there is no assurance that GHTI will advance any further funds to us to enable us to pursue our plan of operations with the result that we will not be able to pursue our plan of operations or achieve revenues or commercialization of our technology if we do not achieve additional financing from new investors.

GHTI has advanced to us the amount of $25,000 as a shareholders loan. In addition, GHTI has agreed to incur travel expenses on our behalf which we are obligated to reimburse GHTI for. However, GHTI has no obligation to advance to us any additional funds to enable us to pursue our plan of operations. Accordingly, if we are not able to complete the Offering or obtain any additional financing from other sources, then we will not have the funds available to enable us to pursue our plan of operations with the result that we will not be able to achieve revenues or commercialization of our products and our business will fail.

If we are unable to pay substantial license fees due under our sub-license for our licensed technology, then our license would be terminated with the result that we would not be able to carry our plan of operations and our business will fail.

We are required to pay license fees totaling $3,000,000 over the next three years to GHTI under our sub-license agreement with GHTI, including a $1,000,000 payment due on March 15, 2005. There is no assurance that we will be able to generate the necessary funds to pay these license fees, either from revenues or from financing. We anticipate that we will not generate sufficient revenues over the next twelve month period that would enable us to pay the $1,000,000 fee due on March 15, 2005. Accordingly, we anticipate that we will require additional financing beyond the proceeds of this offering in order to be able to pay the required license fees. If we are unable to pay any of the license fees by the required due date, then GHTI may exercise its right under the sub-license agreement to terminate the sub-license agreement. In the event of termination, we would have no further rights to the hydrogen generation technology and would not be able to continue development of or sell any hydrogen generation reactors using the licensed hydrogen generation technology and our business will fail.

If we are unable to obtain the consent of GHTI and UBC to the grant of sub-licenses under our sub-license with GHTI, then our ability to earn revenues from sub-licensing would be adversely impacted with the result that our operating results and financial condition would be adversely affected.

Our business plan includes sub-licensing the hydrogen generation technologies that we develop and our licensed hydrogen generation process to other business engaged in the hydrogen generation and fuel cell businesses. However, our right to sub-license under our sub-license agreement with GHTI is limited to granting rights to manufacture products using our licensed technology to third party manufacturers. Accordingly, we will be required to seek the consent of GHTI and UBC to any sub-licenses of our hydrogen generation technology that we propose to grant to other businesses engaged in the hydrogen generation and fuel cell businesses. The grant by GHTI and UBC of their consent will be in their sole discretion. If GHTI or UBC withholds its consent, then we will not be able to grant sub-licenses to other businesses in order to generate sub-licensing revenues and our ability to generate revenues from sub-licensing would be adversely impacted with the result that our operating results and financial condition would be adversely affected.

As our sub-license agreement with GHTI is not an arms-length transaction, we cannot give investors any assurance that the license fees payable under the sub-license agreement are commercially reasonable or that the license fees are not in excess of the fair market value of the license rights that we have acquired.

Our sub-license agreement with GHTI is not an arms-length transaction as GHTI is presently our sole shareholder and we have officers and directors in common with GHTI. Accordingly, the sub-license agreement with GHTI is a related party transaction. As such, we can give investors no assurance that the terms of the sub-license agreement, including our obligations to pay substantial license fees to GHTI are commercially reasonable or that they reflect terms that would be agreed to by independent negotiating parties. There is a risk that we the license fees that we are required to pay are in excess of the fair market value of the license rights that we have acquired. Accordingly, we may be required to pay amounts to GHTI that are in excess of the fair market value of the license rights that we have acquired with the result that our financial condition and operating results may be adversely impacted.

As our sub-license agreement with GHTI is subject to the principal license agreement between GHTI and UBC, the termination of the prinicipal license agreement between GHTI and UBC would result in the termination of our sub-license agreement with GHTI and would result in is not being able to pursue our plan of operations with the result that our business would fail.

Our sub-license agreement with GHTI is subject to a principal license agreement between GHTI and UBC. This principal license agreement obligates GHTI to certain obligations to UBC, including the obligations to make royalty payments. The failure of GHTI to perform its obligations under the principal license agreement would result in UBC being entitled to terminate the principal license agreement. If UBC were to terminate the principal license agreement, then our sub-license agreement with GHTI would also be terminated. In the event of termination of our sub-license agreement with GHTI, then we would no longer have any rights to the hydrogen generation process or technology under the sub-license agreement and we would not be able to pursue our plan of operations. If we are unable to pursue our plan of operations, then we will not be able to generate revenues and our business will fail.

As we expect to incur substantial losses as we develop our technology, we will require additional financing before we generate revenues. If we do not achieve this additional financing, we will not be able to carry out our plan of operations and our business will not succeed as we will have no funds with which to pay for our operating expenses.

We expect that we will incur substantial losses as we pursue the development and commercialization of our technology. There is no assurance that our efforts to develop and commercialize our technology will result in revenues. We anticipate substantial expenditures in a number of areas, including:

(ii) development of our technology;

(iii) development of engineering prototypes of hydrogen generation units that incorporate and apply our technology;

(iv) the marketing of our technology to industry; and

(v) establishing an operating infrastructure, including management and administrative personnel.

In addition, as a result of our lack of operating history, the emerging nature of the hydrogen market and the unproven commercial application of our technology, we are unable to accurately forecast revenue. If we are unable to generate revenues from our business operations, then we will not be able to recover our anticipated operating expenses and our business may not succeed. In view of the fact that we anticipate sustaining substantial losses before generating revenues, we anticipate that we will require additional financing and that our business will not succeed if we do not obtain this additional financing.

As we may not be successful in completing the development of our technology and products, there is no assurance that we will be able to achieve revenues. If we are unable to generate revenues, then we not be able to recover our operating expenses or to pay for future operation expenses and our business will fail.

We are a development-stage company and our activities to date have been limited to researching a hydrogen production technology and developing a prototype that incorporates this hydrogen production technology for demonstration purposes. Our successful development of our technology and its ultimate commercial application will be subject to substantial risks, including the following:

(i) our ability to establish that our licensed hydrogen generation technology may be applied in commercial applications;

(ii) our ability to develop and manufacture hydrogen generation reactors that are capable of integration with fuel cells in commercial applications;

(iii) our ability to establish strategic relationships with companies engaged in the hydrogen generation and fuel cell industries; and

(iv) our ability to license our technology to third parties who are able to commercially apply our technology and generate licensing revenues for us.

If we are not able to successfully develop operating prototypes of our hydrogen generation reactors, then our ability to demonstrate and market our technology will be adversely affected with the result that we will not be able to commercialize our technology or generate revenues from sales of our hydrogen generation reactors.

We are currently in the process of completing the development of initial prototypes of our hydrogen generation reactors, as described under "Description of Business". Funds currently being used by us to fund the development of initial prototypes of our hydrogen generation reactors are being advanced to us by GHTI as a shareholders loan repayable on demand without any fixed terms of repayment. The timing of the development of prototypes incorporating our hydrogen generation technology is subject to risks and uncertainties, and actual timing may differ as a result of a number of factors. Introducing and enhancing new technology involves numerous technical challenges and substantial personnel resources, and often takes many months to complete. We cannot provide that any of our prototypes will be successful in demonstrating that our hydrogen generation technology is capable of being deployed in commercial applications. Even if our prototypes are successful, we anticipate that we will be required to develop further prototypes that further enhance and demonstrate the commercial application of our technology. We anticipate that the development of prototypes will provide valuable information regarding the practical operation of our hydrogen generation process, including design problems and limitations that will have to be resolved before our hydrogen generation process may be deployed in commercial applications. The process of development and testing of prototypes may result in delay in commercialization of our technology and increase the costs of development of our technology. These factors may have a negative effect on our business, ability to generate revenues, financial condition and results of operations.

If we are not able to develop hydrogen generation reactors that meet performance, cost, reliability and durability requirements for commercial application, then we may not be able to achieve revenues.

We cannot provide any assurance that we will be able to develop hydrogen generation reactors that will be capable of meeting the performance, cost, reliability and durability requirements for commercial deployment in fuel cell systems. If we fail to develop hydrogen generation reactors that are capable of meeting the necessary performance, cost, reliability and durability requirements for commercial applications, then we may not be able to generate any revenues either from sales of hydrogen generation reactors or from licensing of our technology. In addition, before we release any product to market, we will be required to subject any hydrogen generation reactors that we develop to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which will be beyond our control. If these field tests reveal technical defects or reveal that our products do not meet our performance, cost, reliability and durability goals, we may not be able to achieve commercialization of our products, and potential purchasers may decline to purchase our products.

If we lose or fail attract the personnel necessary to implement our plan of operations, then we will not be able to successfully implement our plan of operations to commercialise our licensed technology or to achieve revenues.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific manufacturing and operating personnel. As we expand our research and development activities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel who have the necessary engineering and scientific expertise in the development of prototypes for hydrogen generation is highly competitive. We cannot guarantee that we will be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.

If we are unable fail to respond to rapid technological change, then we may not be able to establish or maintain market share for products incorporating our hydrogen generation technology.

We anticipate that the ultimate market for products incorporating our hydrogen generation technology will be characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. As a result, we anticipate that our future success will depend on our ability to develop and introduce products that will achieve market acceptance, and where necessary to integrate these products our customers' needs. If we do not adequately respond to the need to develop and introduce appropriate products and technologies, or to adapt to our customers' requirements, then our business, revenues, results of operations and financial condition will be negatively affected. For example, we may be unable to establish and maintain market share if:

- we are unable to develop technology that is accepted in the marketplace;
- our products and technologies do not integrate with our customers' systems, including fuel cell applications developed by potential customers; and
- our technology is surpassed by the superior or more cost-effective technology of a competitor.

A market for our products incorporating our hydrogen generation technology may never develop or may take longer to develop than we anticipate, with the result that there may be no markets for our hydrogen generation reactors even if we develop hydrogen generation reactors that are capable of being commercially deployed in fuel cell applications. In this event, we would not be able to achieve revenues and our business will fail.

We intend to target our hydrogen generation technology for an emerging market, specifically the hydrogen based fuel cell market. Although we believe our hydrogen generation technology offers benefits over competing products and solutions, we do not know whether our targeted customers and markets will accept our hydrogen generation technology or will incorporate our technology into their products and solutions. If a significant market for hydrogen based fuel cells fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses that will have to incur to develop products. In this event, we may be unable to meet our operational expenses and we may be unable to achieve profitability. The development of a suitable market for our technologies and products may be impacted by many factors which are out of our control, including:

- the cost competitiveness of products incorporating our hydrogen generation technology;
- the future costs and availability of alternative products and technologies;
- the development of the hydrogen fuel-cell industry;
- regulatory requirements; and
- the emergence of newer, more competitive technologies and products.

If regulatory changes decrease the commercialization of fuel cell products, then demand for our planned hydrogen generation reactors will decrease correspondingly, with the result that we may not be able to achieve sales of hydrogen generation reactors even if we develop hydrogen generation reactors that are capable of being commercially deployed in fuel cell applications.

As we plan to develop our hydrogen generation reactors primarily for the fuel cell market, changes in existing government regulations and the emergence of new regulations with respect to fuel cell systems may hurt the market for such products and accordingly may hurt potential demand for the hydrogen generation reactors that we plan to develop. Environmental laws and regulations in the U.S. (particularly in California) and other countries have driven interest in vehicular fuel cell systems and electric drives; and the deregulation of the electric utility industry in the U.S. and elsewhere has created market opportunities for fuel cell products in the small and mid-sized stationary power generation market. Changes in these laws and policies or the failure of these laws and policies to become more widespread could result in manufacturers abandoning their interest in fuel cells, fuel cell products, power electronics and electric drives or favouring alternative technologies. In addition, as fuel cells and fuel cell products become more widely adopted, the U.S. and other governments may impose burdensome requirements and restrictions on the use of fuel cells that could reduce or eliminate demand for fuel cells and the hydrogen generation reactors that we plan to develop.

If we become involved in intellectual property litigation, we may be forced to incur significant expenses or be prevented from selling or licensing our products or technology with the results that our operating expenses may be higher than anticipated and we may not be able to achieve revenues as planned.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

(i) pay substantial damages;
(ii) cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
(iii) expend significant resources to develop or acquire non-infringing intellectual property;
(iv) discontinue processes incorporating infringing technology; or
(v) obtain licenses to the infringing intellectual property. We cannot guarantee that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

If our potential customers adopt hydrogen generation solutions developed by competitors or if competitors to fuel cell systems are successful in preventing widespread adoption of fuel cells, then we may not be able generate revenues from sales of hydrogen generation reactors even if we develop hydrogen generation reactors that are capable of being commercially deployed in fuel cell applications.

The hydrogen generation reactors that we plan to develop will face competition from competing hydrogen on-demand generation solutions, including Millennium Cell's sodium borohydride approach and Powerball Technology's sodium hydride approach. We will compete against these competing solutions on the basis of many factors that impact on the commercial adoption of a hydrogen on-demand solution, including the overall price for the system and for the hydrogen generation reactant. We can provide no assurance that our potential customers will select the hydrogen generation reactors that we develop over competing solutions.

As we intend to commercialize hydrogen generation reactors for fuel cell systems, we will be impacted by competition faced by manufacturers of fuel cell systems. As fuel cell systems have the potential to replace existing power generation products, competition for fuel cell systems will come from current power technologies, improvements to current power technologies and new alternative power technologies. Each of the target markets for fuel cells is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators. The success of competition against the widespread adoption of fuel cell systems will adversely impact on our ability to commercialize the hydrogen generation reactors that we plan to develop.

Many of our competitors have financial resources, customer bases, businesses or other resources which give them significant competitive advantages over us.

As our management has limited experience in the research and development of hydrogen generation technologies, we may not be able to carry out our plan of operations with the result that we may not achieve commercialization of a hydrogen generation reactor or achieve revenues.

Our management and board of directors does not have any experience in research and development and commercialization of hydrogen generation technologies, other than our president, Ms. Ricky Gujral, who has been the president of GHTI since 2001. None of our management, including Ms. Gujral, has any scientific training or expertise in the area of hydrogen generation technologies. Accordingly, our management and board of directors may not be able to successfully implement our plan of operations in order to develop a commercially marketable hydrogen generation reactor. If we are not able to develop a commercially marketable hydrogen generation reactor, then we will not be able to achieve revenues and our business will fail.

RISKS RELATING TO THE NATURE OF THIS OFFERING

Because the offering price for the Shares has been arbitrarily determined, the purchase price for the Shares may not accurately reflect the actual value of the Shares.

The offering price of the Shares was arbitrarily determined by us and is not based on any specific recognized criteria of value or other practices, other than our broad estimate of future growth and earnings. The purchase price of the Shares will not necessarily bear any relationship to our assets, earnings, book value per share, or other generally accepted criteria of value. The purchase price for the Shares may not accurately reflect the actual value of the Shares.

Because we have broad discretion in the manner in which we apply the proceeds of this Offering, we may use the proceeds for purposes that are different from the disclosed use of proceeds and may be used in a way in which you do not agree.

We expect to use the net proceeds of this Offering as described in the "Use of Proceeds" section. However, there is no requirement that the proceeds of this Offering be used in this manner. Our management will have broad discretion over the use of the net proceeds, and we may spend the net proceeds in ways with which subscribers for the Shares or our other shareholders may not agree.

If this Offering is not completely sold out, then we will have insufficient funds to pursue our plan of operations with the result that we may not be able to develop or commercialize our planned hydrogen generation reactors.

There can be no assurance that this Offering will be completely sold out. If less than the maximum number of Shares are sold, then less than the maximum proceeds will be available to us, we may not be able to fund our plan of operations, including the development and the commercialization of our hydrogen generation reactors, and our business development plans and prospects could be adversely effected. There is no minimum number of Shares to be sold in this Offering. Therefore, the proceeds received from this Offering, even though insufficient, may be immediately used by us according to our business needs.

As we have no firm placement commitment, there is no assurance that all Shares offered will be sold with the results we will have insufficient funds to pursue our plan of operations or to develop or commercialize our planned hydrogen generation reactors .

As the sale of the maximum offering is being made on a best efforts rather than a firm commitment basis without the assistance of any underwriter, no assurance can be given that any minimum number of Shares will be sold. Prospective investors who subscribe to purchase Shares should be aware that we may be unsuccessful in selling all offered Shares. Accordingly, there can be no assurance as to the amount of total proceeds we will receive.

As we have not engaged an underwriter, there is no assurance that our directors and officers will be able to sell of the shares of our common stock that we are offering with the result that there is a significant risk that we will have insufficient funds to pursue our plan of operations or to develop or commercialize our planned hydrogen generation reactors .

We are not employing the services of an underwriter in connection with the offering of our common stock. We will use our best efforts to offer and sale our common stock through our executive officers and our directors. There is no assurance that we will sell all or any of the Shares being offered. Any delay in the sale of our common stock in this offering could cause a delay in implementing our business plan.

If we sell only a small number of Shares, then we will not be able to pursue our plan of operations as planned and we may not be able to develop or commercialize our planned hydrogen generation reactors.

In the event only a small number of Shares is sold, substantially all net offering proceeds will be used for working capital. The remaining net offering proceeds, if any, may not be sufficient to provide funds for our plan of operations. No commitments or agreements to provide additional financing have been sought or obtained. There is no guarantee that such financing, if required, will be available at all or at a reasonable cost. Our inability to obtain required financing could result in a loss of all invested capital.

We anticipate that we will not pay dividends in the foreseeable future, with the result that investors cannot expect to receive a return on their investment through the payment of dividends.

We do not intend to pay dividends on our common Stock in the foreseeable future. There can be no assurance that our business operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Any cash that might be available for dividends will be used instead to expand our business. Payment of any dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

Investors in the Offering will suffer immediate substantial dilution with the result that the net tangible book value per share upon completion of the Offering will be substantially less than the purchase price per Share.

The offering price of the Shares is substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase shares of common stock in this offering, you will suffer immediate and substantial price dilution. In addition, the issuance or exercise of any future options or warrants to purchase our capital stock could be dilutive to purchasers of shares in this offering. Our promoters acquired 25,000,000 shares of our common stock for a purchase price of $10, representing a purchase price of $0.0000004 per share. Our net tangible book value is presently $NIL per share. Investors will pay $0.20 per share. Our net tangible book value after completion of the offering will be $0.03 per share if all Shares are sold. Accordingly, investors who purchase the Shares will suffer dilution of 83.95% if all shares are sold. Additional dilution may result from future offerings. See "Dilution".

If we grant incentive stock options, investors may experience additional dilution and prospective investors may be unwilling to purchase additional shares of our common stock.

We intend to grant incentive options to purchase shares of our common stock in connection with the hiring and retention of employees and consultants. Under the normal terms of options to acquire common stock, the holders thereof are given an opportunity to profit from a rise in the market price of the common stock with a resulting dilution in the interests of the other shareholders. In addition, the terms on which we may obtain additional financing may be adversely affected by the existence of options. The holders of options may exercise them at a time when we might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by the options.

As our board of directors is entitled to cause us to issue additional shares of common stock or preferred stock, investors may suffer dilution if we require additional financing.

Our board of directors has the right for whatever value our board of directors deems adequate to issue additional shares of our common stock and/ or our preferred stock, subject to the limit of shares of common and preferred stock authorized by our Certificate of Incorporation,. A majority of our shareholders can vote to amend our Certificate of Incorporation to authorize additional common shares or preferred shares. Our board of directors also has the right to create and issue series of shares of our preferred stock and to establish preferences and all other terms and conditions in regard to such newly created series of preferred stock. Those terms and conditions may include preferences on an equal or prior rank to existing previously issued series and to all previously issued common stock and preferred stock. Those shares may be issued on such terms and for such consideration as our board of directors deems reasonable and such shares shall then rank equally in all aspects of the series and will have the preferences and conditions provided by our board of directors, regardless of when issued. Any of those actions cannot only dilute investors who purchase any of the Shares but also the relative position of the holders of any series of any preferred stock. Current shareholders have no rights, and investors who purchase the Shares will have no rights, to prohibit such issuances, nor do they have inherent "preemptive" rights to purchase any such shares when offered.

As there is no public market for the Shares, there is no assurance that investors will be able to resell any Shares purchased with the result that investors may be required to hold there shares indefinitely and may not be able to liquidate their investment.

There currently is no market whatsoever for the Shares offered hereunder. Our shares of common stock have not been registered under the Securities Exchange Act of 1934. Accordingly, our shares are not eligible for listing on any national securities exchange or for trading on the OTC Bulletin Board. Even if we file a registration statement pursuant to the Securities Exchange Act of 1934, there is no assurance that any market for our shares will develop. Investors should be prepared to hold the Shares indefinitely and cannot expect to be able to liquidate their investment even in the case of an emergency.

If investors do not consult with their professional advisors, there is a risk that investors who purchase any Shares will have made an investment that is not an appropriate risk for the investor.

A decision on whether to invest in the Company cannot be properly evaluated without careful analysis of a prospective investor's objectives and particular tax situation as it relates to the Company. Accordingly, it is important that each prospective investor discuss investment in the Company with the investor's own professional business, legal and financial advisors.

IN VIEW OF THE RISK FACTORS IDENTIFIED ABOVE AND ELSEWHERE IN THIS OFFERING CIRCULAR, THE SECURITIES OFFERED INVOLVE A CERTAIN DEGREE OF RISK. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET-FORTH IN THIS DISCLOSURE STATEMENT AND SHOULD CONSULT WITH HIS/HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR TOTAL INVESTMENT.

USE OF PROCEEDS

The gross proceeds of the Offering will be $1,000,000 if the maximum number of Shares offered hereby are sold. We propose to use the proceeds from this Offering for the following business purposes and in the following order of priority:

DESCRIPTION OF USE OF PROCEEDS	ESTIMATED USE OF PROCEEDS
1. Development and testing of the HPI 3 30-watt batch hydrogen generation reactor	$150,000
2. Development and testing of the HPI 4 30-watt continuous hydrogen generation reactor	$300,000
3. Hiring of additional engineering and scientific personnel	$250,000
4. Administrative and overhead expenses, including:	$275,000
4.A Cost attributable to our Seattle head office;	$25,000
4.B Cost attributable to our Seattle laboratory facility;	$75,000
4.C Travel expenses associated with our business development endeavours;	$100,000
4.D Professional expenses, including legal and accounting fees.	$75,000
Net Proceeds of the Offering:	$975,000
Expenses of the Offering (1)	$25,000
Gross Proceeds of the Offering:	$1,000,000

(1) We anticipate expenses associated with the Offering, including legal, accounting and stock transfer agent expenses, will be approximately $25,000.

If we sell less than all of the Shares, then we have less funds available to fund our business operations. Our planned use of proceeds if we sell less than all of the Shares is set forth below if 25%, 50%, 75% and 100% of the Shares offering being sold:

Percentage of the Offering Completed:	If 25% of the Shares are Sold	If 50% of the Shares are Sold	If 75% of the Shares are Sold	If 100% of the Shares are Sold
1. Development and testing of the HPI 3 30-watt batch hydrogen generation reactor	$150,000	$150,000	$150,000	$150,000

Percentage of the Offering Completed:	If 25% of the Shares are Sold	If 50% of the Shares are Sold	If 75% of the Shares are Sold	If 100% of the Shares are Sold
2. Development and testing of the HPI 4 30-watt continuous hydrogen generation reactor	$NIL	$125,000	$300,000	$300,000
3. Hiring of additional engineering personnel	$NIL	$75,000	$125,000	$250,000
4. Administrative and overhead expenses	$75,000	$125,000	$150,000	$275,000
4.A Cost attributable to our Seattle head office;	$25,000	$25,000	$25,000	$25,000
4.B Cost attributable to our Seattle laboratory facility;	$40,000	$75,000	$75,000	$75,000
4.C Travel expenses associated with our business development endeavours;	$NIL	$NIL	$25,000	$100,000
4.D Professional expenses, including legal and accounting fees.	$10,000	$25,000	$25,000	$75,000
Net Proceeds of the Offering:	$225,000	$475,000	$725,000	$975,000
Expenses of the Offering:	$25,000	$25,000	$25,000	$25,000
Gross Proceeds of the Offering:	$250,000	$500,000	$750,000	$1,000,000

The actual expenditures of the proceeds of the Offering may differ substantially from the estimated use of proceeds. Factors that could cause the actual expenditures of the proceeds to differ from the estimated use of proceeds include the cost and time to develop the HPI 3 and HPI 4 reactors and the success or problems encountered in our research and development activities. The actual expenditures of the proceeds of the Offering will be according to the expenditures deemed by us and our board of directors to be in the best interests of advancing the our business. The actual expenditures will also vary from the estimated use of proceeds if less than all of the offered Shares are sold.

We anticipate that the net proceeds from the offering will be sufficient to meet our financial requirements for a period of approximately three to four months. Investors are referred to the description of our "Plan of Operations" under the section of this Offering Circular entitled "Description of Business" for a more complete description of our capital requirements over the next twelve months. We, therefore, will require substantial additional capital to fund our business plan in the near future. See "Risk Factors".

DILUTION

Investors who purchase the Shares will suffer dilution as the offering price of the shares will exceed the per share net tangible book value of our common stock upon completion of the Offering. Our net tangible book value is the amount that results from subtracting our total liabilities and intangible assets from our total assets. The per share net tangible book value of our common stock is our net tangible book value divided by the number of shares of our common stock outstanding. Dilution that will be suffered by investors who purchase the Shares is the difference between the offering price of the Shares and the per share net tangible book value of our common stock upon completion of the Offering after giving effect to the receipt of the net proceeds of the Offering. Dilution arises mainly as a result of our arbitrary determination of the offering price of the Shares being offered. Dilution of the value of the Shares purchased is also a result of the lower net tangible book value of the shares held by our existing stockholders.

Our net tangible book value prior to the Offering is stated below, with per share net tangible book value and the number of our shares of common stock outstanding. This information is presented based on our balance sheet as of March 31, 2004, being the date of our most recent balance sheet included with this Offering Circular:

Net Tangible Book Value:	($10,945)
Per Share Net Tangible Book Value:	$NIL per share
Total Number of Shares Outstanding:	25,000,000 shares

GHTI acquired 1,000 shares of our common stock on December 17, 2003 for total consideration of $10. These shares were reclassified as 25,000,000 shares of our common stock, par value $0.0001 effective March 17, 2004. GHTI is controlled by Ricky Gujral, our president, chief executive officer and a director, Dil Gujral, the father of Ricky Gujral, and Jagdish Gujral, the mother of Ricky Gujral. Accordingly, the per share cost of the 25,000,000 shares held by GHTI is $0.000004 per share. This compares to the offering price of the Shares in the Offering of $0.20 per share.

If we sell all Shares offered at the offering price, our pro forma net tangible book value will be increased by $975,000 to approximately $964,055, being the net proceeds of the Offering after deduction of expenses. See Use of Proceeds. Our net tangible book value after giving effect to the Offering if all Shares are sold is stated below, with per share net tangible book value and the number of our shares of common stock outstanding. This information is presented on a pro forma basis based on our balance sheet as of March 31, 2004 after giving effect to our receipt of the net proceeds of the Offering:

Pro Forma Net Tangible Book Value:	$964,055
Pro Forma Per Share Net Tangible Book Value:	$0.0321 per share
Pro Forma Total Number of Shares Outstanding:	30,000,000 shares
Cost to GHTI of its 25,000,000 Shares:	$0.0000004 per share
Pro Forma Increase to Net Tangible Book Value of 25,000,000 Shares held by GHTI:	$0.0321 per share

As the pro forma per share net tangible book value is greater than the offering price, investors will suffer immediate dilution of approximately $0.1679 per share, or approximately 83.95%, if all Shares are sold. GHTI will experience a $0.0321 per share increase to the net tangible book value of the 25,000,000 shares held by GHTI.

- If less than the maximum number of Shares is sold, dilution to participating investors will be higher. Dilution to participating investors will increase as the number of Shares sold is reduced. The dilution to investors is illustrated below based on 25%, 50%, 75% and 100% of the Shares offered being sold.

Percentage of the Offering Completed:	**If 25% of the Shares are Sold**	**If 50% of the Shares are Sold**	**If 75% of the Shares are Sold**	**If 100% of the Shares are Sold**
Pro Forma Net Tangible Book Value:	$214,055	$464,055	$714,055	$964,055
Pro Forma Per Share Net Tangible Book Value:	$0.0082 per share	$0.0169 per share	$0.0248 per share	$0.0321 per share
Pro Forma Total Number of Shares Outstanding:	26,250,000 shares	27,500,000 shares	28,750,000 shares	30,000,000 shares
Per Share Dilution to New Investors:	$0.192 per share	$0.183 per share	$0.175 per share	$0.1679 per share
Percentage Dilution to New Investors:	95.9%	91.6%	87.6%	83.95%
Per Share Cost of 25,000,000 Shares held by GHTI	$0.0000004 per share	$0.0000004 per share	$0.0000004 per share	$0.0000004 per share
Increase to Net Tangible Book Value of 25,000,000 Shares held by GHTI	$0.0082 per share	$0.0169 per share	$0.0248 per share	$0.0321 per share

PLAN OF DISTRIBUTION

The Offering

We are offering up to 5,000,000 shares of our common stock, par value $0.0001 per share (the "Shares") through this Offering Circular. The Shares are offered and will be sold pursuant to an exemption from registration requirements of the Act provided by Regulation A of the Securities Act of 1933.

Self-Underwritten Offering

Our officers and directors named below will be selling the common stock offered by us through this Offering Circular:

Name of Officer/ Director	Position
Ricky Gujral	Director, President and Chief Executive Officer
James H. Diffendorfer	Director
John J. Martin	Director and Chief Financial Officer
James G. Matkin	Director, Chairman of the Board of Directors, Treasurer and Secretary

Our executive officers and directors will seek to sell our common stock in this Offering by contacting persons with whom they have a prior relationship and whom they believe will have an interest in the offering. These persons will be contacted through various methods, including mail, telephone and other means.

We will not be employing the services of an underwriter or placement agent in connection with this Offering. The common stock will be offered on a "best efforts" basis by our executive officers and directors without the payment of any commissions or other remuneration. In addition, we will not be paying any commissions or fees, directly or indirectly, to finder or dealer in connection with the solicitation of purchasers of our common stock being offered. We are therefore offering the shares on a self-underwritten basis.

We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934 which sets forth conditions under which a person associated with an issuer of securities may participate in the offering and not be deemed a broker-dealer. These conditions are as follows:

(a) The person is not subject to a statutory disqualification, as that terms is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, at the of his participation;

(b) The person is not compensated in connection with their participation by payment of commissions or other remuneration based either directly or indirectly on transactions in our common stock;

(c) The person is not, at the time of his participation, an associated person of a broker-dealer; and

(d) The person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and has not been an associated person of a broker -dealer within the preceding twelve months and does not participate in offering and selling securities for any issue more than once every twelve months other than in reliance on Section 3(a)4-1.

Our executive officers and our directors satisfy all of the foregoing conditions of Rule 3(a)4-1.

We intend to sell our shares outside of the United States of America.

No Minimum Number of Shares to be Sold

There is no minimum number of Shares required to be sold in this Offering. There will be no arrangements for the return of funds to subscribers if all of the Shares are not sold.

Term of the Offering

The Offering will be conducted on a continuous basis until all shares being offered are subscribed for or until the offering is terminated by us, or until August 31, 2004, whichever first occurs. We reserve the right to extend or terminate this Offering at any time at our option without notice.

Investment Procedure

In order to subscribe for Shares, an investor must complete and execute the form of subscription agreement attached to this Offering Circular and deliver the executed subscription agreement to us together with payment of the purchase price for the Shares payable to "HYDROGEN POWER INC." by cashier's or certified check.

We may reject or accept any subscription in whole or in part at our discretion. We may close the Offering or any portion of the Offering, without notice to subscribers. We may immediately use the proceeds obtained from the Offering for the uses set forth in the Use of Proceeds on page 11 of this Offering Circular.

Upon our acceptance of a subscription agreement, we will deliver to each subscriber a copy of the fully executed agreement evidencing the number of shares subscribed for. If we do not accept any subscription or any portion of a subscription, the amount of the subscription not accepted will be returned by us to the subscriber. We will deliver a share certificate representing the Shares purchased within a reasonable period following the acceptance of any subscription.

There is no minimum investment or minimum number of shares of common stock that must be sold under this Offering. Accordingly, we may accept any subscription from a subscriber notwithstanding that the total number of Shares offered has been sold.

DESCRIPTION OF BUSINESS

OVERVIEW

We have acquired a sub-license of the technology rights to a method for producing hydrogen-on-demand from an aluminum-assisted water split reaction. This water split reaction creates hydrogen from the reaction between aluminum and water. The hydrogen that is generated is pure hydrogen that can be used in fuel cell applications to generate electricity. The reaction produces an aluminum hydroxide byproduct which can be recycled and reused in the hydrogen generation process. The hydrogen generation process is presently in the research and development stage. Significant additional research and development is necessary in order to establish that the hydrogen generation process may be used in commercial applications. To date, the hydrogen generation process has been demonstrated to operate in two laboratory scale prototype hydrogen generation reactors. Significant additional research and development is required in order to establish that the hydrogen generation process may be applied on a commercial scale. Our plan of operations includes the development of successive hydrogen generation reactors to investigate the operation of the hydrogen generation process, with the objective of developing a commercial scale hydrogen generation reactor. We can provide investors with no assurance that the hydrogen generation process may be used in commercial applications due to the present early stage of the investigation and research and development of this technology.

Our objective is to develop and market our licensed proprietary hydrogen production process for use in commercial applications that require hydrogen, but where hydrogen storage and/or distribution is not feasible. Preliminary research conducted by GHTI has included the development of two initial laboratory scale prototypes of hydrogen generation reactors that employ the licensed hydrogen generation process. The initial laboratory scale prototypes have demonstrated the hydrogen generation process operates as theorized. This initial research and development work has led us to the conclusion that further research and development work is warranted to establish whether the licensed hydrogen generation process may be applied in commercial fuel cell applications where on-demand hydrogen is required or is an advantage.

We believe that the hydrogen generation reactors that we plan to develop may be in demand for commercial application because of their apparent ability to generate hydrogen on demand without any environmentally harmful by-product. Due to these characteristics, we believe that investigation of our licensed hydrogen generation process and hydrogen generation reactors is warranted for commercial application in the following potential fuel cell commercial applications:

1. Fuel cells for transportation, including buses, trucks and automobiles; and
2. Portable and small-scale fuel cell based stationary power generation, including power for mobile electronics, small power equipment, residential and commercial/institutional power generation systems.

While we believe that investigation of our hydrogen generation process and hydrogen generation reactors for incorporation into fuel cell applications is warranted, there is no assurance that we will be successful in establishing that there are commercial applications for our technology. The further research and development that we plan to undertake that our technology is not suitable for commercial applications.

Our hydrogen generation process and hydrogen generation reactors are at the early stages of their development. There is presently no commercial application for our hydrogen generation process or our hydrogen generation reactors. Our licensed hydrogen generation process and hydrogen generation reactors require substantial additional research and development before they may be used in any commercial applications. Even if we are able to develop hydrogen generation reactors that may be used in commercial applications, there is no assurance that there will be a market demand in the fuel cell industry for our hydrogen generation reactors or that the fuel cell industry will choose our hydrogen generation reactors over competing hydrogen generation solutions offered by competitors. The fuel cell industry itself is in its early stages of development and there is no assurance that market demand for fuel cells will increase. Fuel cell applications where on-demand production of hydrogen is required or advantageous have been of limited commercial application to date.

Our plan of operations is to develop and market hydrogen generation reactors that use our licensed hydrogen production process for incorporation into fuel cell systems. We also plan to market our licensed hydrogen production process and the hydrogen generation reactors that we develop to other business engaged in the hydrogen generation and fuel cell businesses. We also plan to pursue strategic alliances and licensing arrangements with other business engaged in the hydrogen generation and fuel cell industries for both licensing and joint development of our licensed hydrogen production process and the hydrogen generation reactors that we develop.

We believe that our proprietary water split hydrogen fuel production technology offers significant advantages over competing processes, such as chemical hydride hydrogen storage, electrolysis and other forms of hydrogen storage and production.

CORPORATE ORGANIZATION

We were incorporated under the laws of the State of Delaware on December 17, 2003.

Global Hydrogen Technologies Inc. ("GHTI") acquired all of our outstanding shares of common stock on December 17, 2003. GHTI is presently the owner of all 25,000,000 shares of our outstanding common stock and is our sole shareholder. GHTI paid an aggregate of $10 for these 25,000,000 shares, representing a per share cost to GHTI of $0.0000004 per share. GHTI is controlled by Ricky Gujral, our president, chief executive officer and a director, Dil Gujral, the father of Ricky Gujral, and Jagdish Gujral, the mother of Ricky Gujral.

We commenced our business operations effective March 15, 2004 upon the acquisition of the sub-license for our licensed technology rights, as described below. We have not earned any revenues to date. Further, we do not have revenues or operations, including assets, that would enable us to internally generate the funds needed to enable us to carry out our plan operations. Our ability to implement our plan of operations is contingent upon our ability to obtain financing, of which there is no assurance. Due to the early stage of our business, including our lack of revenues, we believe that debt financing will not be available to us to enable us to finance our plan of operations. Accordingly, we plan to achieve additional financing through the offering of shares of our common stock for sale to investors. These shares include, but are not limited to, the shares that are offered by this Offering. Even if all shares offered as part of this Offering are sold, we will still require substantial additional financing which we plan to obtain by selling additional shares of our common stock. If we are not able to complete the Offering and sell additional shares in future offerings, then we will not have the funding necessary to enable us to pursue our plan of operations. Accordingly, our plan of operations is contingent upon our ability to obtain additional financing, including the completion of this Offering and subsequent offerings of our common stock.

We were organized by GHTI for the purpose of carrying out research and development on the commercial applications of the hydrogen production process licensed by UBC to GHTI. This research and development work is planned to include the development of successive hydrogen generation reactor prototypes, which each subsequent prototype being of increased operational complexity. We were created as a distinct corporate entity of GHTI in order to enable the financing of the development of the hydrogen generation reactors to be pursued on a stand-alone basis. This Offering represents the initial financing that we are undertaking in order to pursue our plan of operations for the development and commercialization of our licensed technology.

Prior to March 15, 2004, we were engaged in the negotiation of the terms of our sub-license agreement with GHTI and the University of British Columbia. UBC was involved in these negotiations as its consent to the sub-license was required under the terms of the principal license agreement between GHTI and UBC. We were not able to undertake any business operations in connection with the licensed technology until this sub-license agreement was executed and in force. GHTI undertook development of our licensed hydrogen generation technology prior to March 15, 2004. We have acquired the benefit of this research and development under the terms of our sub-license agreement with GHTI.

GHTI SUB-LICENSE

We entered into a sub-license agreement and consent with GHTI and the University of British Columbia ("UBC") dated effective as of the March 15, 2004 (the "Sub-License Agreement"). Our Sub-License Agreement relates to certain hydrogen generation technology that was developed by UBC. UBC granted a license to certain worldwide exclusive rights in this technology to GHTI pursuant to a license agreement between UBC and GHTI dated October 22, 2003 (the "Principal License Agreement").

The Sub-License Agreement was entered into by GHTI with us in order to enable us to proceed with the development of the licensed hydrogen generation technology and the development of prototype hydrogen generation reactors. We were incorporated by GHTI as a separate corporate entity in order to enable the financing of the research and development of the licensed technology for commercial applications to be undertaken on a "stand-alone" basis. GHTI has advanced an initial loan to us to enable us to commence our operations, however GHTI has not agreed to advance any further amounts to us, either as loans or as purchases of additional shares of our common stock. Further, we do not have revenues or operations, including assets, that would enable us to internally generate the funds needed to enable us to carry out our plan operations. Accordingly, we will be reliant upon non-related parties for sources of additional financing. Due to the early stage of our business, including our lack of revenues, we believe that debt financing will not be available to us to enable us to finance our plan of operations. Accordingly, we plan to achieve additional financing through the offering of shares of our common stock for sale to investors. These shares include, but are not limited to, the shares that are offered by this Offering. Even if all shares offered as part of this Offering are sold, we will still require substantial additional financing which we plan to obtain by selling additional shares of our common stock. If we are not able to complete the Offering and sell additional shares in future offerings, then we will not have the funding necessary to enable us to pursue our plan of operations. Accordingly, our plan of operations is contingent upon our ability to obtain additional financing, including the completion of this Offering and subsequent offerings of our common stock.

The Sub-Licensed Technology

The technology that is the subject of Sub-License Agreement (the "Technology") includes certain patents, patent applications, patent rights, copyright, know-how, trade secrets and other intellectual property rights. The Technology includes the following patents and published patent applications:

Title:	Methods of Generating Hydrogen from Water
Inventor:	A.C.D. Chaklader
Patents:	US Patent No. 6,440,385 issued August 27, 2002 and titled "Hydrogen generation from water split reaction"
	US Patent No. 6,582,676 issued June 24, 2003 and titled "Hydrogen generation from water split reaction"
	Canadian patent application serial no. 2,418,823 filed on August 1, 2001 (earliest priority date of August 14, 2000) and entitled "Hydrogen Generation From Water Split Reaction", PCT publication date of February 21, 2002."

The Sub-License Agreement also applies to improvements, variations, updates, modifications and enhancements made and/or acquired by UBC directly relating to the Technology (the "UBC Improvements").

The patent rights and other intellectual property that are the subject of the Principal License Agreement continue to be owned by UBC. The patent rights will revert to UBC in the event of termination of the Principal License Agreement for any reason.

Sub-License Rights

GHTI granted to us the license to certain rights in the Technology and any UBC Improvements, including the exclusive rights to manufacture and distribute products using the Technology and any UBC Improvements in the United States, Mexico, Central America and South America and the non-exclusive rights to manufacture and distribute products using the Technology and any UBC Improvements in Canada. We are required to comply with the terms of the Principal License Agreement including certain obligations including maintaining insurance and indemnifying UBC for any intellectual property infringements. To the extent that we develop or invent improvements to the Technology, the ownership of such improvements will vest in UBC with a license right to us.

UBC is party to our Sub-License Agreement for the purposes of consenting of the grant of the Sub-License Rights to us by GHTI. In consideration for this consent, we have agreed to comply with various provisions of the

Principal License Agreement, including indemnity provisions, as if we were the licensee under the Principal License Agreement.

License Fees

In consideration of our rights under the Sub-License Agreement, we have agreed to pay the following amounts to GHTI:

1. $1,000,000, to be paid on the one-year anniversary of the date of the Sub-License Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Sub-License Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Sub-License Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Sub-License Agreement, being March 15, 2008.

Obligation to Devote Sufficient Resources under the Sub-License Agreement

We have agreed to devote sufficient resources to carry out our obligations and to utilize our rights under the Sub-License Agreement. We have granted GHTI the right to inspect our facilities, operations, books and records to ascertain compliance with the Sub-License Agreement. We have agreed to provide GHTI with annual financial statements and reports during the term of the Sub-License Agreement.

Sub-Licensing

We only have the limited right to sub-license the Technology to manufacture products using the Technology to a third party manufacturer (a "Third Party Manufacturer") and not for the purpose of re-selling by the Third Party Manufacturer. Our rights to Sub-license is subject to the Third Party Manufacturer entering into acceptable agreements regarding confidentiality and ownership provisions that are no less protective of the products and the Technology than those provided by the Sub-License Agreement.

While our rights to sub-license are limited, we will be entitled to grant sub-licenses if the consent of GHTI and UBC are obtained. The consent of UBC is required under the Principal License Agreement which obligates us to obtain the consent to UBC to any sub-licenses that we grant.

Our business plan includes sub-licensing the hydrogen generation technologies that we develop and our licensed hydrogen generation process to other businesses engaged in the hydrogen generation and fuel cell businesses. However, our right to sub-license under our sub-license agreement with GHTI is limited to granting rights to manufacture products using our licensed technology to third party manufacturers, as described above, and does not extend to the granting sub-licenses to other businesses engaged in the hydrogen generation and fuel cell businesses. Accordingly, we will be required to seek the consent of GHTI and UBC to any sub-licenses of our hydrogen generation technology that we propose to grant to other businesses engaged in the hydrogen generation and fuel cell businesses. The grant by GHTI of its consent will be in its sole discretion. If GHTI or UBC withholds its consent, then we will not be able to grant sub-licenses to other businesses in order to generate sub-licensing revenues.

UBC is party to our Sub-License Agreement for the purposes of consenting of the grant of the Sub-License Rights to us by GHTI. In consideration for this consent, we have agreed to comply with various provisions of the Principal License Agreement, including indemnity provisions, as if we were the licensee under the Principal License Agreement.

Term and Termination of the Sub-License Agreement

The term of the Sub-License Agreement commenced on March 15, 2004. The Sub-License Agreement will terminate automatically with the termination of the Principal License Agreement for any reason. In addition, GHTI has rights to immediately terminate the Sub-License Agreement in the event of our breach of the Sub-License Agreement, our impending insolvency, our filing of a petition seeking bankruptcy reorganization or our taking similar action. In addition, GHTI may terminate if in good faith it determines there is a reason to threaten immediate and irreparable harm to the integrity and reputation of GHTI, the Technology or the related marks.

Consent of UBC

The Principal License Agreement and the Sub-License Agreement require that UBC's consent is obtained if we or GHTI intend to appoint a sub-licensee to distribute products using the Technology or otherwise exploit the Technology outside the scope of the Principal License Agreement and the Sub-License Agreement.

PRINCIPAL LICENSE AGREEMENT

Under the terms of the Principal License Agreement, UBC granted to GHTI an exclusive worldwide license to use and sub-license the Technology and any UBC Improvements and to manufacture, distribute and sell the Products on the terms and conditions of the Principal License Agreement.

The term of the Principal License Agreement started effective October 22, 2003 and ends on the expiry or invalidity of the last patent licensed under the Principal License Agreement, unless terminated earlier under the Principal License Agreement. UBC is entitled to terminate the Principal License Agreement in the event of the insolvency, bankruptcy, liquidation or other insolvency event of GHTI or in the event of any breach of any term of the Principal License Agreement which is not cured by GHTI within the time provided by the Principal License Agreement.

GHTI is required to pay to UBC royalty payments in consideration under the Principal License.

The following definitions apply to the determination of the amounts that GHTI is required to pay as royalty payments to UBC:

Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI (but not including any Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of the Technology and any UBC Improvements, and/or any Products, less direct sales taxes and customs duties applied on the sales of Products.
Sublicensing Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI from any sublicensees pursuant to each sublicense or sub-sublicense agreement relating to the Technology and any UBC Improvements, and/or any Products. For greater clarity, it is confirmed that Sublicensing Revenue will include all: (i) milestone payments, royalties, license fees, distribution rights; and (ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by the Licensee pursuant to a written research plan and agreement, received by GHTI or any sublicensee from any sublicensee or sub-

	sublicensee relating to the Technology, Improvements or any Products.
Improvement Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI (but not including any Improvement Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of the Licensee Improvements.
Improvement Sublicensing Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the GHTI from any sublicensees pursuant to each sublicense or sub-sublicense relating to the Licensee Improvements or any products manufactured or provided in connection with the use of all or some of the Licensee Improvements. For greater clarity, it is confirmed that Improvement Sublicensing Revenue will include all: (i) milestone payments, royalties, license fees, distribution rights; and (ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by the Licensee pursuant to a written research plan and agreement, received by the GHTI or any sublicensee from any sublicensee or sub-sublicensee relating to the Licensee Improvements.
Licensee Technology Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI (but not including any Licensee Technology Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of Licensee Technology.
Licensee Technology Sublicensing Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI from any sublicensees pursuant to each sublicense or sub-sublicense relating to the Licensee Technology or any products manufactured or provided in connection with the use of all or some of the Licensee Technology. For greater clarity, it is confirmed that Improvement Licensee Technology Sublicensing Revenue will include all: (i) milestone payments, royalties, license fees, distribution rights; and (ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by GHTI pursuant to a written research plan and agreement, received by the GHTI or any sublicensee from any sublicensee or sub-sublicensee relating to the Licensee Technology.
Licensee Improvements	Improvements, variations, updates, modifications and enhancements made and/or acquired by us which relate to the Technology and which can not be practised without infringing the patents that are the subject of the

	Technology.
Licensee Technology	Any technology which is invented, discovered, licensed or acquired by us and which does not relate directly or indirectly to the Technology or Improvements and which can be practised without infringing the patents that are the subject of the Technology.
Products	Goods or services manufactured or provided in connection with the use of all or some of the Technology and/or any UBC Improvements.

GHTI is obligated to pay to UBC the following under the Principal License:

(b) A royalty of 1.5% on the Revenue;

(c) A royalty of 10% of the Sub-Licensing Revenue;

(d) A royalty of 0.75% of the Improvement Revenue;

(e) A royalty of 5% of the Improvement Sub-Licensing Revenue;

(f) A royalty of 0.25% of the Licensee Technology Revenue; and

(g) A royalty of 1.67% of the Licensee Technology Sub-Licensing Revenue.

In the event that GHTI uses the Technology or the UBC Improvements in combination with either the Licensee Improvements or the Licensee Technology, GHTI will pay to UBC a royalty comprised of:

(a) Technology and/or UBC Improvements, Licensee Improvements, and Licensee Technology:

(i) 0.83% of Revenue, and
(ii) 5.56% of Sublicensing Revenue.

(b) Technology and/or UBC Improvements and Licensee Technology:

(i) 0.88% of Revenue, and
(ii) 6.25% of Sublicensing Revenue.

(c) Licensee Improvements and Licensee Technology:

(i) 0.5% of Revenue, and
(ii) 3.34% of Sublicensing Revenue.

(d) Technology and/or UBC Improvements and Licensee Improvements:

(i) 1.13% of Revenue, and
(ii) 7.5% of Sublicensing Revenue.

GHTI is required to pay royalties on a quarterly basis within 30 days of March 31, June 30, September 30 and December 31 of each year during the term of the Principal License Agreement.

Under the terms of the Sub-License Agreement, any revenues that we achieve will be deemed to have been earned as revenues by GHTI under the terms of the Principal License Agreement for the purpose of calculating the amount or royalties payable by GHTI to UBC under the Principal License Agreement.

OUR LICENSED HYDROGEN PRODUCTION PROCESS

Our licensed technology is comprised of an aluminum-assisted water split reaction process that produces pure hydrogen gas on-demand from the reaction of aluminum and water. The technology is based on a discovery by Dr. Chaklader of the University of British Columbia (UBC) for preventing the passivation of aluminum by water.

Aluminum metal reacts with water to produce hydrogen. However, aluminum has a very high affinity for oxygen and it readily builds an oxide film on the surface. This film prevents aluminum from reacting with water. In order for the reaction of aluminum with water to proceed, it is necessary to dissolve this film. Common methods for achieving this include reaction with strong acids or alkali. Dr. Chaklader's innovation consisted of finding a way to achieving this goal under neutral conditions. Dr. Chaklader developed a process whereby hydrogen is produced from a mixture of aluminum and a non-metallic additive (catalyst) at a neutral or close to neutral pH. He has discovered that by grinding aluminum with alumina and other ceramics prevents the passivation so that hydrogen generation can be made to proceed to the complete conversion of the metal aluminum according to equation:

2 Al (s) + 6 H2O (l) = 2 Al(OH)3 (s) + 3 H2 (g)

Where:	Al	=	Aluminum
	H	=	Hydrogen
	O	=	Oxygen
	Al(OH)3	=	Aluminum hydroxide
	(s)	=	Solid
	(l)	=	Liquid

In theory, this reaction will produce about 0.11 grams of hydrogen from the reaction of 1 gram of aluminum with 2 grams of water. The essence of the invention is inclusion of an inexpensive promoter that prevents passivation of the metal during hydrogen generation in pH neutral conditions without the requirement of the addition of strong acids or alkali. The process involves fine particles (0.01 to 1000 μm) of aluminum and a promoter, typically but not limited to alumina, which are blended intimately together and formed into pellets. The pellets are then added to tap, lake, or seawater to generate hydrogen.

OUR BUSINESS PLAN

We have determined to carry out further research and development of our license hydrogen production process. This hydrogen production process and its deployment in hydrogen generation reactors is in its early stages of development and is not capable of being deployed in any commercial application at present. Neither the hydrogen production process nor the hydrogen generation reactors have been fully developed. Successful development will involve substantial additional research and development of prototypes. There is no assurance that these development efforts will result in the completion of hydrogen generation reactors that can be used effectively and deployed in commercial applications.

We have identified the following key characteristics of our hydrogen production process that we believe offer the potential to incorporate our licensed hydrogen generation process into commercial fuel cell applications:

1. The process uses low cost aluminum as a reactant. Aluminum is a readily available material that is produced in commercial quantities.

2. The process permits the generation of hydrogen on-site, with the result that transportation and storage of hydrogen and the cost and infrastructure associated with transportation and storage of hydrogen can be reduced or eliminated.

3. The aluminum hydroxide by-product of the aluminum/ water react is a non-corrosive and environmentally benign material that can be recycled to produce aluminum.

4. The process generates pure hydrogen without any carbon dioxide or carbon monoxide by-product, thereby making the process a candidate for combination with fuel cells for the generation of electrical power without carbon dioxide or carbon monoxide emissions.

Based on these characteristics of our licensed hydrogen generation process, we believe that the process may be commercially viable for incorporation into the following commercial fuel cell applications:

1. Fuel cells for transportation, including buses, trucks and automobiles.

2. Portable and small-scale fuel cell-based stationary power generation, including power for mobile electronics, small power equipment, residential and commercial/institutional power generation systems.

We have developed the following business strategy with the view to developing and commercializing hydrogen generation reactors which are based on our licensed hydrogen generation process:

1. We plan to continue the research and development of the process in order that we can more fully understand the process variables that impact on the efficiency of the process and to optimize the process for commercial applications. The hydrogen generation process has been deployed in laboratory scale prototype hydrogen generation reactors. Additional research into the variables that impact on the efficiency of the process and its ability to be incorporated into commercial applications is necessary in order to understand whether the process is capable of being incorporated into commercial applications. The licensed hydrogen generation process is currently not deployed in any commercial applications and there is no assurance that further research and development will establish that the process may be deployed in commercial applications. This research and development process will continue for at least the next fifteen months until June 2005 when we plan to have completed the development of a hydrogen generation reactor prototype that can be incorporated into a commercially available fuel cell. Thereafter, we anticipate that we will continue further research and development of our licensed hydrogen generation process and hydrogen generation reactors. The nature and extent of this future research and development will be dependent upon the success in which we have in developing a prototype hydrogen generation reactor that is capable of incorporation into a commercial fuel cell application. Even if we are successful, we anticipate that future research and development will be necessary before we are able to complete the manufacture of a hydrogen generation reactor for commercial sale.

2. We plan to develop engineered prototypes of hydrogen generation reactors that deploy our licensed hydrogen production process for both testing and demonstration purposes. Our objective is to develop, showcase, and commercialize a hydrogen generation reactor capable of continuous fuel delivery to power a fuel cell subsystem. Our objective is to complete the development of a hydrogen generation reactor prototype that can be incorporated into a commercially available fuel cell by June 2005. The timeline for completion of this milestone will be subject to a number of activities, including our success in developing successive prototype hydrogen reactors that deploy our licensed hydrogen generation process in increasingly complex and larger applications. Adverse results in our research and development activities could delay our achievement of this milestone or ultimately result in us never being able to achieve this milestone.

3. We plan to identify and target specific commercial applications that offer the potential for commercial application of the hydrogen generation reactors that we develop based on our research and development activities. We have identified the fuel cell industry as the target commercial application for the hydrogen generation reactors that we plan to develop. Within the fuel cell industry, the targeted commercial applications include fuel cells for transportation, including buses, trucks and automobiles, and portable and small-scale fuel cell based stationary power generation. We plan to continually investigate possible commercial applications for our licensed technology and hydrogen generation reactors throughout our research and development phase as the possible commercial applications will be dictated by the results of our research and development activities.

4. We plan to market the process to industries where production of hydrogen on demand is a necessary and advantageous component of commercial applications that require a source of

pure hydrogen. Specifically, we will target the fuel cell transportation and stationary and portable power generation industries that we believe have the most need for a process that generates hydrogen on-demand without pollutants. These markets are discussed in greater detail under the section of this Offering Circular entitled "Potential Commercial Applications of Our Hydrogen Technology". We plan to enter into strategic alliances with businesses engaged in the hydrogen generation and fuel cell businesses with the objective of pursuing licensing and development agreements. We anticipate that we will not commence marketing activities for our hydrogen generation reactors until such time as we have completed the development of a hydrogen generation reactor prototype that can be incorporated into a commercially available fuel cell. We do not anticipate commencing marketing activities for our hydrogen generation reactors until July 2005 at the earliest.

Our objectives are to earn revenues from the following activities:

1. Sales of hydrogen generation reactors that we develop for use in fuel cell applications. If we are able to complete development of a hydrogen generation reactor that is capable of commercial deployment and sale, we will make a determination as to whether to manufacture hydrogen generation reactors for resale ourselves or to out-source manufacturing to a third party, as contemplated by our sub-license agreement. We have not produced any commercially deployable hydrogen generation reactors to date. No commercially deployable hydrogen generation reactors will be manufactured by us until we have completed the research and development of a hydrogen generation reactor that can be commercially deployed, which will be no earlier than July 2005.

2. Sub-licensing the hydrogen generation reactor technologies that we develop and our licensed hydrogen generation process to other businesses engaged in the hydrogen production and fuel cell businesses. Our ability to sub-license the hydrogen generation technologies that we develop will be subject to our obtaining consents to sub-license from GHTI. Our right to sub-license under our sub-license agreement with GHTI is limited to granting rights to manufacture products using our licensed technology to third party manufacturers. Accordingly, we will be required to seek the consent of GHTI to any sub-licenses of our hydrogen generation technology that we propose to grant to other businesses engaged in the hydrogen generation and fuel cell businesses. The grant by GHTI of its consent will be in its sole discretion. If GHTI withholds its consent, then we will not be able to grant sub-licenses to other businesses in order to generate sub-licensing revenues. We anticipate that we will not into any sub-licenses for our hydrogen generation reactor technology until such time as we have completed the development of a hydrogen generation reactor prototype that can be incorporated into a commercially available fuel cell. Accordingly, we do not anticipate granting sub-licenses for our hydrogen generation reactor technology until July 2005 at the earliest.

We caution that we will be required to make payments to GHTI under the Sub-license Agreement irrespective of whether or not we achieve revenues. The first payment due under the Sub-License Agreement is a $1,000,000 payment due on March 15, 2005. We anticipate that we will not have earned any revenues by March 15, 2005. Accordingly, we anticipate that we will require additional financing in order to make this payment and to maintain the Sub-License Agreement in good standing. Further, there is no assurance that we will have achieved revenues by any of the dates on which further payments are due under the Sub-License Agreement, namely March 15, 2006, 2007 and 2008.

We advise that our plan of generating revenues is evolving and will continue to evolve in response to the progress we are able to achieve in developing hydrogen generation reactors and to developments in the hydrogen and fuel cell industries. Our ability to achieve revenues from sales of hydrogen generation reactors will be subject to our successful development and commercialization of hydrogen generation reactors that incorporate our licensed hydrogen generation process. Our ability to earn revenues from license arrangements will be contingent upon our ability to demonstrate to businesses engaged in the hydrogen and fuel cell industries that our hydrogen generation reactors offer a commercially viable means of creating hydrogen-on-demand for fuel cell processes. We are not able to give investors any guidance at this stage of our business development as to the mix of revenues between sales of hydrogen generation reactors that we develop on our own and license fees that we may generate from license arrangements of our technology. Sub-licensing arrangements will require the consent of UBC under the Sub-License Agreement.

We also plan to pursue research and development grants and awards from government agencies to enable us to pursue development of our technology, however there is no assurance that any such grants or awards will be obtained.

RESEARCH AND DEVELOPMENT OF OUR HYDROGEN PRODUCTION PROCESS

Prior Research and Development Work

GHTI has completed the exploratory phase of development of our hydrogen production process. This exploratory phase of development included the verification of the hydrogen generation concept, identification of the principal process variables, and the performance of a series of quantitative experiments of hydrogen generation. Experimentation has provided general data on sensitivity of the water split reaction to water temperature, acidity, type of catalyst and content variables. Experimentation also resulted in the observation of the promising effect of particulate carbon and water soluble polymers on the water split reaction.

Prior to our acquisition of our sub-license, GHTI has been engaged in development of preliminary prototypes of hydrogen generation reactors that demonstrate the application of our licensed hydrogen generation process. These initial hydrogen generation reactors are the HP 1 and HP 2 prototypes upon which we will base our future engineered prototypes. These initial prototypes have been developed by GHTI in order to test our proprietary hydrogen generation process and its application in a hydrogen generation reactor. These initial prototypes have also been developed as a means of demonstrating our hydrogen generation reactors and the licensed process to potential industry partners. These initial prototypes were laboratory scale prototypes. Each prototype included a batch reactor mated to a hydrogen powered fuel cell. The HP 1 prototype prototype was capable of powering a fuel cell capable of generating a power output of under 1 watt. The HP 2 prototype was capable of powering a fuel cell capable of generating a power output of 30 watts. The prototypes successfully demonstrated that hydrogen was generated in the reactor prototypes in sufficient quantities to power the fuel cells to which the reactors were mated. However, GHTI did not subject these prototypes to laboratory tests to assess and quantify the amounts of hydrogen produced or the variables that impact on the hydrogen generation process. We have access to the research and development conducted in connection with the development of these prototypes under our Sub-License Agreement. No fees are owed by us to GHTI in consideration for this research and development or our access to the prototypes for demonstration purposes.

OUR CURRENT OPERATIONS

Our current operations consist of a fully equipped laboratory in Seattle, Washington comprised of approximately 850 square feet. These leased premises were originally leased from GHTI in January 2004. We assumed this lease effective March 15, 2004 concurrent with the execution of the Sub-License Agreement.

We employ one researcher who is presently involved in conducting research on the application of our licensed hydrogen generation process. We also have hired four engineers who work for us on a part-time basis in the development of our hydrogen generation reactor prototypes. Each engineer works approximately 15 hours per week for us. We contracted with the engineers to develop the HP 3 hydrogen generation prototype in mid-March 2004. Under our agreement, no amounts are payable by us until such time as the prototype has been completed and delivered to us.

Our corporate head office is also located in Seattle, Washington. Ms. Ricky Gujral, our president and chief executive officer and a director, is based in our Seattle corporate office.

We have not incurred any expenditures on research and development since our inception other than amounts spend on the lease for our Seattle laboratory facility. We have contracted with our engineers for the development of the HP 3 hydrogen generation reactor prototype. Payment under this contract is due upon delivery of the prototype to us. GHTI spent approximately $35,000 in completion of the research and development of the HP 1 and HP 2 hydrogen generation reactor prototypes. We are not required to reimburse or otherwise pay any amount to GHTI for this research and development.

OUR PLAN OF OPERATIONS

Our plan of operations is to pursue our business plan by undertaking the following:

1. We plan to develop four additional prototypes of our hydrogen generation reactors over the next twelve months. These four additional prototypes are in addition to the initial HP1 and HP2 prototypes developed by GHTI. We anticipate that we will spend approximately $4,000,000 in completing the development of these reactor prototypes. We anticipate that the prototypes that we develop over the next twelve months will not be sufficiently advanced for use in commercial applications. We anticipate that further research and development will be required before we have finalized designs for a hydrogen generation reactor that may be used in commercial applications and that may be sold to industry.

2. We plan to market our technology and prototypes to businesses engaged in the hydrogen generation and fuel cell businesses with a view to entering into strategic relationships for the continued development and commercial application of our technology and our hydrogen generation reactors. We plan to spend approximately $1,500,000 over the next twelve months in pursuing these marketing and strategic alliance development activities.

The cost estimates that we have provided are estimates based on internal cost projections developed by our management. These estimates are based on the amount of laboratory time to be spent in developing and testing the hydrogen generation reactor prototypes that we plan to develop. The costs associated with our engineering staff, laboratory time and material acquisition are included in these amounts. These estimates are based on projected amounts of time to complete development of each phase of prototypes. If the time and materials associated with the development of any prototype is greater than anticipated, then the costs and timeframe for prototype development will be greater than anticipated.

Even once the development of these four additional prototypes has been completed, we anticipate that additional research and development will be required before we have developed a hydrogen generation reactor that is capable of deployment in commercial applications. The final prototype that we plan to develop is planned to be capable into a commercially available fuel cell, as discussed below. However, even if we achieve this milestone we will be required to complete further testing of the prototype. We anticipate that these testing efforts will result in further design changes that will have to be completed before we have finished our development activities. We anticipate that we will require a minimum of eighteen months to test and modify the final prototype before finalizing our design for a commercial hydrogen generation reactor. We anticipate that we will spend a minimum of $2,000,000 in these further research and development activities before we have finalized our design for a commercial hydrogen generation reactor.

Our plan of operations contemplates that we will spend approximately $5,500,000 over the next twelve months. The proceeds of the offering will be $1,000,000 if all Shares are sold. Accordingly, the proceeds of this offering will not satisfy our cash requirements for the next twelve months. We anticipate that we will be required to raise additional funds within the next six months in order to continue to fund our plan of operations. We had cash of $21,545 and a working capital deficit of $10,097 as of March 31, 2004. This cash was advanced to us by GHTI as a non-interest bearing shareholders loan with no specific terms for repayment. The proceeds of the Offering will be sufficient to enable us to fund our plan of operations for only three to four months and are substantially less than the financing that we require to pursue our plan of operations for the next twelve months. Accordingly, we are unable to pursue our plan of operations for the next twelve months without additional financing, in addition to the proceeds of the Offering.

We expect that we will not achieve revenues within the next twelve months, even if we are successful in pursuing our plan of operations. We anticipate developing further prototypes of our hydrogen generation reactors during the next twelve months. The prototypes will not be capable of being deployed in commercial applications. Accordingly, we anticipate that we will not achieve revenues within the next twelve month period.

We plan to issue additional shares of our common stock to new investors to raise additional financing in order to enable to pursue our plan of operations for the next twelve months. These additional shares will be in addition to the shares that we are offering as part of the Offering. We can give no assurance to investors as to the price of any future shares that we offer or the number of shares that we will offer. There is no assurance that we will be able to obtain the necessary financing in order to enable us to proceed with our plan of operations. We do not have any arrangements for financing in place and there is no assurance that we will be able to achieve the necessary financing. In the event that we do not achieve the necessary financing, then we will be forced to scale back our plan of operations with the result that we may not be able to develop and commercialize our technology as planned.

Each of these elements of our plan of operations is discussed below:

1. **Prototype Development**

We plan to development successive prototypes of hydrogen generation reactors that incorporate our licensed hydrogen generation process. These hydrogen generation reactors will follow on the development of the initial HP 1 and HP 2 hydrogen generation reactors that were developed by HPI. Each reactor will be developed sequentially based on the prior prototype and will be developed to provide increased power generation and enhanced process performance. The reactors that we plan to develop over the next twelve months are summarized below:

Name of Prototype	Fuel Cell Power Output	Reactor Type	Process Controls
HP 3	30 Watts	Batch Reactor	No
HP 4	30 Watts	Continuous Reactor	Yes
HP 5	500 Watts	Continuous Reactor	Yes
HP 6	1 Kilowatt	Continuous Reactor	Yes

We are currently in the process of developing the HP 3 reactor. The HP 3 is designed to produce sufficient hydrogen to power a 30 watt fuel cell device. This reactor will be a "batch" reactor, meaning that the reactor will not operate on a continuous basis. This reactor will not incorporate process controls. "Process controls" are controls incorporated into the hydrogen generation reactor that enable the hydrogen generation process to be controlled and regulated. Process controls include the mechanisms that will regulate the amount of aluminum being consumed in the reaction process and the consequential amount of hydrogen being produced. Process controls also include the control mechanisms that will regulate the starting and stopping of the aluminum reaction process within the reactors.

The HPI 4 reactor will be designed to be capable of producing enough hydrogen to power a 30 watt fuel cell device on a continuous reaction basis, meaning the aluminum reactant will be fed to the reactor and hydrogen will be generated on a continuous basis. This reactor will be designed to include process controls.

The HPI 5 reactor will be designed to produce enough hydrogen to power a 500 watt fuel cell device on a continuous reaction basis. This reactor will be designed with process controls. The objective of this reactor will be to achieve continuous production for a four hour period.

The HPI 6 reactor will be designed to produce enough hydrogen to power a 1.0 kilowatt fuel cell device. This reactor will be a continuous reactor with process controls. The reactor will be designed for operation for a period of 24 hours.

Contemporaneous with the development of hydrogen generation reactors, we plan to research and develop a process for grinding of aluminum and production of aluminum reactant pellets that can be used in our hydrogen generation reactors. We plan to investigate and experiment with various pellet compositions and design options with a view to optimizing an aluminum reactant pellet for use in the continuous feed hydrogen generation reactors that we develop. Our development of hydrogen generation reactors will be pursued with the objective of incorporating the reactor into a fuel cell system. Our development of the hydrogen generation reactors will include ongoing materials science research to investigate and optimize the nature and composition of the aluminum reactor pellets. Projected costs associated with this research are included in our projected costs for prototype research and development. This research will be carried out concurrently with the development of prototypes, although there is no assurance that we will have optimized or completed research on the nature and composition of the aluminum reactor pellets when we have completed development of our hydrogen generation reactor prototypes.

Our objective will be to incorporate an engineering prototype hydrogen generation reactor with a commercially available fuel cell for demonstration purposes. We have initially targeted the AirGen™ model FC01001 fuel cell generator manufactured by Ballard Power Systems. The process flow diagram that will ultimately serve as a portable demonstration unit for the application of our technology is as follows:

Figure 1: Integrated Fuel Cell with GHTI Hydrogen Generator


Water
Heat
Heat
Solid Powder Mix
Hydrogen Generation
Pure Hydrogen
Fuel Cell
Electric Power 6-12V DC unreg.
Water
Solid Phase Recovery
O2/Air Supply

Our objective in completing the development of these prototypes is to further enhance our knowledge and understanding of the hydrogen generation process and the optimal deployment of the hydrogen generation process in commercial applications. This development will be essential both in enabling us to pursue the development of commercial hydrogen generation reactors and the licensing of our technology and hydrogen generation reactors to businesses in the hydrogen generation and fuel cell industries. In completing the development and testing of our engineering prototypes and aluminum reactant pellets, we will attempt to address the following issues that we believe will have an impact on the commercial deployment of our technology:

(a) We will investigate the optimum composition of the alumina/aluminum powder that will be used as the aluminum reactant in the hydrogen generation process.

(b) We will investigate the optimum means of manufacturing the aluminum reactant pellets, including power mixing, milling and blending techniques.

(c) We will identify whether alternative catalysts are available to enhance the hydrogen generation reaction.

(d) We will investigate the optimum means of collecting and removing aluminum hydroxide from water once the hydrogen generation reaction has been completed within the reactor.

(e) We will investigate methods of initiating, controlling and suspending the hydrogen generation reaction with their reactors.

(f) We will investigate the impact that pressure and temperature have on the efficiency of the hydrogen generation reaction within the reactors.

(g) We will investigate the optimum manner of feeding, recirculating and blending of the reactant within the reactor.

We anticipate that we will not license our technology or hydrogen generation reactors until such time as we have completed development of each of the prototypes described above. We believe that this prototype development phase must be completed before we are able to develop commercial hydrogen generation reactors for sale or enter into strategic alliances with other business for further development of our process and technology.

2. Marketing and Strategic Relationships

We plan to develop our hydrogen generation reactors and technology as a means of delivering a pure hydrogen source to fuel cells. We will market our technology as a replacement to current fuel processors used by fuel cells or as a means of replacing stored hydrogen for fuel cells. We initially will focus our strategy on developing strategic alliances with one or more leaders in fuel cell technology, including companies such as Ballard Power Systems, Plug Power Inc. and H Power Corporation. Our objectives in developing strategic alliances include the following:

(a) To provide funding for the further development and commercialization of our hydrogen generation reactors and technology;

(b) To develop technology that is complimentary to the fuel cell technology being developed by industry leaders;

(c) To identify and target potential applications for deployment of our hydrogen generation technology;

(d) To secure cooperation in the development and supply of aluminum based pellets for use in the hydrogen generation reactors that we plan to commercialize;

(e) To conduct co-operative research endeavors;

(f) To provide access to key personnel; and

(g) To develop a higher profile in the financial, scientific and industrial communities.

We expect that these strategic alliances could include arrangements with fuel cell manufacturers for the development of an integrated hydrogen generation reactor and fuel cell. These arrangements could be for targeted specific applications of an integrated hydrogen generation reactor and fuel cell, such as a stationary power or small fuel cell battery power application. These arrangements may enable us to secure funding from the manufacturer under a joint development agreement where funding was provided by the manufacturer in consideration for future rights to our technology that we would grant to the fuel cell manufacturer. We can give investors no assurance as to whether we will be able to enter into any such strategic alliances. Further any such arrangements may require the consent of GHTI to any sub-license required to facilitate the strategic alliance arrangement. Further, we anticipate that we will have significant obligations in any strategic alliance arrangements that we enter into. We can give investors no assurance that we will have the funding to enable us to perform our obligations under these strategic alliance arrangements or that any consents to necessary sub-licenses will be granted by GHTI.

We will also investigate possible strategic alliances with leading companies in the following areas:

(a) portable and small-scale stationary power generation;

(b) transportation, including companies engaged in the investigation of low-emission and zero-emission vehicles; and

(c) chemical production, with a view to developing a supply for the key reactants for our hydrogen generation process and technology.

As part of our marketing effort, we plan to make contact with industry leaders in order to establish business relationships. We also plan to attend trade show and other hydrogen generation and fuel cell industry events. We anticipate that our marketing activities will include demonstration of our hydrogen generation reactor prototypes.

We have not entered into any negotiations with any potential strategic partners to date. We attended two trade shows in April 2004 where we demonstrated the operation of the HP 1 and HP 2 prototypes.

Personnel Requirements

We anticipate that we will hire an additional four engineering personnel, either on an employment or a contract basis over the next twelve months. These four additional engineering personnel are in addition to the four engineering personnel that we have already hired. These personnel will be employed on a full-time basis in order to carry out the further development and testing of our prototype reactors.

Facility Requirements

We also anticipate that we will investigate moving our laboratory premises during the next twelve months. We anticipate that we will be required to find new premises at some point during our development as our research and development activities expand.

Identified Problem Areas

We recognize that hydrogen-on-demand and fuel cell technology in our chosen target areas are both at early stages of development and have yet to be proven commercially viable. As well, in addition to the need for outstanding research for which the outcome is uncertain, we face cost and supply issues specific to our proprietary technology, including those described below:

1. The experiments performed so far have used powered aluminum, which is too expensive to be considered as a viable source of aluminum for the hydrogen-on-demand system. We believe that we will have to consider alternative raw materials and/or preparation processes must be considered. Examples of alternative raw materials include continuous regrinding of coarser aluminum, non-powder aluminum, other aluminum forms and processing of recycled aluminum.
2. Mechanical alloying of the aluminum and catalyser powders is also expensive and a relatively inefficient process. Alternative mixing methods will be explored.
3. The infrastructure for large-scale aluminum powders preparation and distribution is nonexistent. The needs for aluminum volume necessary to satisfy fuel demands may be prohibitively high.
4. The cost of the source of aluminum of our hydrogen generation reactors is anticipated by us to be a key component of the cost of operation of a hydrogen generation reactor. As the cost of the source of aluminum increases, the cost of operation of one of our hydrogen generation reactors will increase with the result that the economic operation of one of our hydrogen generation reactors will be adversely impacted.
5. The cost of manufacturing the hydrogen generation reactors is anticipated by us to by a key factor that consumers will consider in determining whether to use our method of hydrogen generation for incorporation into a fuel cell application. We have not finalized the design of our hydrogen generation reactors and accordingly, we do not know whether it will be possible to manufacture the hydrogen generation reactors at costs that are less than what we could sell the reactors for. Factors such as necessary operating conditions may increase the complexity and corresponding cost of the hydrogen generation reactors that we plan to develop.
6. The aluminum hydroxide that will be produced in our hydrogen generation reactors must be initially stored within the reactor and then disposed of by the end-user. Storage of the aluminum hydroxide

within the reactor may create design problems that may increase the size and cost of the reactors. While the aluminum hydroxide may be converted back into aluminum, we do not yet know the costs of disposal of the aluminum hydroxide to the end user or whether there will be any commercial facility or service that an end-user may pay to dispose or convert the aluminum hydroxide.

GOVERNMENT REGULATION

Our research and development activities currently involve the production of hydrogen in test quantities in our laboratory facility. As hydrogen is produced, the laboratory facility in which we conduct our research and development must comply with Washington State facility requirements for hydrogen production. The laboratory premises that we presently rent are in compliance with Washington State facilities requirements for hydrogen production. The aluminum used in our reaction process is benign and non-toxic and is not subject to any hazardous materials regulation or legislation. Similarly, the aluminum hydroxide by-product of our hydrogen generation reaction is benign and non-toxic and is not subject to any hazardous materials regulation or legislation.

We believe that government regulation impacting on emissions of carbon dioxide and other by-products of combustion of hydrogen carbon fuels may have an impact on the demand for hydrogen fuel cell applications. We believe that an increase in emission control standards may increase the demand for hydrogen based fuel cell applications. Correspondingly, we believe that any government regulation that relaxes emission standards will delay the commercialization of hydrogen fuel cell applications. We believe that the demand for our hydrogen generation reactors will be subject to the changes in demand for hydrogen based fuel cells that that result from changes in government regulation, assuming that we are able to develop and commercialize our hydrogen generation reactors.

POTENTIAL COMMERCIAL APPLICATIONS OF OUR HYDROGEN TECHNOLOGY

We expect that the first applications of our technology will be in providing a source of pure hydrogen-on-demand fuel for fuel cells. The objective will be to replace current fuel processors or hydrogen storage necessary for fuel cell applications.

Fuel Cells

Instead of burning fuel to produce power, a fuel cell converts energy from one form to another through chemical means. A fuel cell operates much like a battery, converting the chemical energy of its fuel directly into electrical energy but with the reactants being continuously feed into the cell, not stored as in a stand-alone battery. The term "fuel cell" refers to each component of a fuel cell stack and to the functioning unit as a whole. A stack consists of repeating fuel cell units; the number of units in a stack depends on the performance of the units (which varies with the technology used) and the amount of energy required.

A generic fuel cell system includes a stack of fuel cell units, a fuel processor, heat and power recovery subsystems and a power converter. We envision that our process would replace the fuel processor, producing pure hydrogen without pollutants. As well, a heat and power recovery subsystem would not be necessary.

Fuel cells based on proton exchange membranes (PEM) have the potential to be the power systems for next generation of vehicles, but delivering pure hydrogen fuel to the PEM stack through onboard storage of hydrogen remains a barrier in terms of cost, weight, and/or volume. The two commercially available options for on-board storage of hydrogen, namely compressed hydrogen gas or hydrogen liquid, are energy-intensive and would require significant investment in distribution infrastructure. Given the potential demand of hydrogen for fuel cell applications and the inherent problems associated with storage and transportation, we believe there will be growing demand for a means of generating hydrogen on-demand and on-site for both stationary and mobile fuel cell applications.

The two principal types of fuel cells that are currently being developed and that we have identified as the best candidates for adoption of our technology are:

- Proton exchange membrane fuel cells ("PEM fuel cells")
- Phosphoric acid fuel cells ("PAFC's")

Of these two types of fuel cells, we have identified PEM fuel cells as being the top choice due to the large number of companies seeking to commercialize PEM fuel cells. Each of these types of fuel cells is described below:

Proton Exchange Membrane Fuel Cells (PEM fuel cells)

PEM fuel cells are currently being developed primarily for sizes less than 500 kW. Applications for PEM fuel cells include:

- Light duty (50–100 kW) and medium duty (200 kW) vehicles
- Residential (2–10 kW) and commercial (250–500 kW) power generation
- Small and/or portable generators and battery replacements
- Laptop computers and cellular telephones

PEM fuel cells require a pure hydrogen source for operation. Since hydrogen is not readily available, it is typically obtained by reforming a hydrocarbon fuel, such as methanol or natural gas, in a fuel processor. The reformed fuel often contains other gasses such as carbon monoxide that are detrimental to fuel cell operation. Carbon monoxide levels of 50 ppm or greater poison the catalyst, causing severe degradation in cell performance. Therefore, all carbon-containing fuels (for example, natural gas, methanol, and propane), require additional fuel processing. Fuel processing in general represents a significant challenge to the commercialization of fuel cells; this is particularly true for PEM fuel cells due to their susceptibility to electrocatalyst poisoning from low-level carbon monoxide levels. However, given sufficient fuel processing, PEM fuel cells are expected to operate using hydrogen, methanol, propane, and natural gas fuels (and eventually gasoline).

Low operating temperature, rapid start-up, light weight, high power density, and simplicity make PEM fuel cells attractive for transportation applications. However, many technological barriers remain and it is expected that PEM fuel cells will be marketed first in stationary applications. The same characteristics that make the PEM fuel cells attractive for transportation also make them attractive in remote, standby, and premium power onsite markets.

Phosphoric Acid Fuel Cells (PAFCs)

PAFC technology has been demonstrated at levels ranging from 50 kW to 11 MW, with most demonstration units between 50 and 200 kW. PAFCs can be used for onsite power generation in hospitals, hotels, schools, and commercial buildings requiring heat, high power quality, or premium power services.

PAFC's have electrolytes of phosphoric acid. They typically operate near 200C (400F). As with all fuel cell types, PAFC's operate on hydrogen that is typically delivered from a natural gas-supplied reformer, though some commercial units have operated on propane, landfill gas, and anaerobic digester gases.

Market for Fuel Cells

The principal markets that we have identified for our hydrogen generation technology and planned hydrogen generation reactors are as follows:

1. Transportation Markets
2. Stationary Power Markets; and
3. Portable Power Markets (including laptops and cellular telephones).

Each of these markets is in the early stages of its commercial development. The status of development of each of these markets is discussed below:

1. Transportation Markets

The internal combustion engine in transportation applications is a major source of air pollution and greenhouse gas emissions. As a result, stringent government regulations requiring vehicle emission reductions and increases in efficiency have been enacted or proposed on both a national and regional level in the United States, Canada and many other industrialized nations.

However, while environmental considerations provided the initial impetus for automobile manufacturers to seek alternatives to the use of the internal combustion engine, we believe that these manufacturers have begun to recognize the value that PEM fuel cell engines offer and the opportunity to deliver products that are more attractive to customers than internal combustion engines. PEM fuel cell manufacturers believe that not only will PEM fuel cell powered vehicles have the same performance and cost as today's internal combustion engine vehicles, but PEM fuel cell-powered vehicles will also provide consumers with higher fuel efficiency, lower noise and vibration, enhanced passenger comfort and performance and new vehicle design options, and have the potential to require lower capital and maintenance expenditures.

As a result of regulations and initiatives in the United States and the performance characteristics of PEM fuel cells, fuel cell manufacturers have focused initially on two areas of the transportation engine market: transit buses and automobiles;

A. Automobiles

Automobile manufacturers, including Honda Motor Company and Toyota Motor Corporation, have introduced limited numbers of fuel cell vehicles for use in fleet applications. These vehicles were initially introduced in 2002 and are powered by PEM fuel cells. The fuel cell vehicles that have been produced are limited to test and demonstration vehicles that are not in commercial production. PEM fuel cells manufactured by Ballard Power Systems, Inc. have been used in some of these fuel cell vehicles.

B. Transit Buses

Ballard Power Systems has manufactured PEM fuel cells for transit buses that have been in operation since 1997. Fuel cell powered transit buses have been limited to testing and demonstration vehicles.

Because fuel availability is and will be an important factor in determining the rate at which PEM fuel cell-powered vehicles are made available for sale, we expect that the first commercial PEM fuel cell-powered vehicles will be vehicles, such as transit buses and fleet vehicles, that operate within limited and well-defined geographic areas and are refueled at central fuelling depots.

2. Stationary Power Markets

The stationary power generation market in general, and the demand for alternative stationary power generation technologies for standby, emergency and UPS applications in particular, will continue to be driven by several factors:

- the demand for more reliable and higher quality power sources;
- environmental concerns, including air and noise pollution and the depletion of non-renewable energy resources;
- continued deregulation of power markets; and
- the need to reduce reliance on existing grid power resources.

With the increased use of computers, telecommunications networks, medical diagnostic equipment, manufacturing test equipment and instrumentation and other sophisticated electronic devices, there is an increased demand for premium sources of power that are less susceptible to interruption, surges and brown-outs than the existing public central power generation and distribution system. This demand provides a significant opportunity for alternative stationary power technologies, like fuel cells, as they can provide a highly reliable, high quality source of power that works in tandem with, or provides back-up for, the utility grid.

In addition, some governments in industrialized nations are enacting increasingly stringent environmental regulations and legislation requiring a reduction in power plant pollutants, greenhouse gases and even noise emissions. We believe such regulations and legislation in North America, Europe and Japan will result in increased use of energy efficient, distributed power generating equipment and, over time, a switch of a substantial portion of power generation production to alternative, clean power generation systems, including PEM fuel cells. Because of their higher efficiency, stationary PEM fuel cell power generators fueled by natural gas emit much less carbon dioxide per kilowatt than conventional coal and oil-fired power plants. Furthermore, stationary PEM fuel cell generators fueled directly by hydrogen emit no carbon dioxide or pollutants.

Finally, the continued deregulation in the electric power industry in North America and elsewhere is creating potential demand for alternative sources of stationary power. In particular, distributed stationary generators (or power generation that is sited close to an end user) may represent an economically attractive method of augmenting the capacity of central power generation facilities to meet the increasing demands for power generating capacity, and in some cases replacing aging central power generators. With fewer resulting transmission lines, power producers can reduce (i) the cost of acquiring rights-of-way, (ii) the costs associated with building a transmission and distribution infrastructure, and (iii) energy loss from transmission lines.

In the stationary power market, PEM fuel cell manufacturers have focused on developing intermittent-use and continuous-use PEM fuel cell stationary generators. Applications in this market segment include standby power, emergency power, UPS systems, premium power, power for remote locations, residential power and distributed generation.

Ballard Power Systems is presently conducting field trials of 250kW PEM fuel cells in stationary fuel cell plants, mainly in Europe and Japan. Other manufacturers, including General Motors, Hydrogenics and Nuvera Fuel Cells, have plans to develop fuel cells for stationary power applications. However, to date there are no commercially operating PEM stationary fuel cell plants.

PAFC's have been used in commercial fuel cell applications for the stationary power generation market since the early 1990's. Manufacturers include UTC Fuel Cells, in the United States and Fuji Electric in Japan. While PAFC's have been deployed commercially, there use is generally contingent upon significant subsidies from government funds.

3. Portable Power Markets

There is growing worldwide consumer demand for quiet, clean, portable power generators. Promising applications for these generators include their use in areas where the high noise and high emissions of internal combustion engine powered generators pose significant problems or in densely populated areas where noise pollution is a significant concern. Unlike currently available internal combustion engines, PEM fuel cell generators are quiet and have low emissions. Unlike batteries, PEM fuel cells can operate continuously, as long as fuel is supplied. Possible applications for portable PEM fuel cell products include recreational vehicles, material handling equipment, uninterruptible power supply ("UPS") systems, and generators for locations where emissions or high noise is a concern, or in densely populated areas.

COMPETITION

We anticipate that our technology will generally compete against the following technologies:

(1) Companies with technology for hydrogen-on-demand processes for use in fuel cells, including Millennium Cell's sodium borohydride approach and Powerball Technology's sodium hydride approach;

(2) Aluminum / Air Battery technology; and

(3) conventional methods of hydrogen production, including the electrolysis of water.

Each of these competing technologies is discussed below:

A. <u>Competing hydrogen-on-demand processes</u>

We anticipate that our technology will compete against the sodium borohydride technology developed by Millennium Cell and the sodium hydride technology developed by Powerball Technology. Each of these competing technologies is discussed.

i. Millennium Cell LLC

Millennium Cell has developed a hydrogen-on-demand process that uses the chemical reaction between sodium borohydride and water in the presence of a catalyst to generate pure hydrogen gas. The sodium borohydride fuel source is a white powder that is dissolved in water where it stays until gaseous hydrogen is needed. Since the fuel source is over 50% water, the fuel is not flammable. When hydrogen is required, the sodium borohydride solution is pumped over a catalyst which generates hydrogen gas and leaves behind a sodium borite, another salt, which remains dissolved in water. To halt the hydrogen generation reaction, the pump is stopped and the solution remains separated from the catalyst. Without the catalyst, the hydrogen generation does not occur. The sodium borite by-product can be recycled outside of the system back into sodium borohydride. Millennium Cell is marketing its sodium borohydride technology as a means of hydrogen-on-demand production for use in fuel cells that can be used to power automobiles.

ii. Powerball International

Powerball International is a development-stage company that has developed a hydrogen-on-demand production process that uses the reaction between sodium hydride and water in order to generate hydrogen gas. The sodium hydride is palletized and coated with polyethylene to product ping-pong ball sized "powerballs". Encapsulation in plastic allows safe transport of the "powerballs" to the location where energy is needed. The "powerballs" are fed into a hydrogen generator one at a time and cut open, whereupon the sodium hydride reacts with water to produce hydrogen gas. The reaction generates sodium hydroxide as a waste product. The waste sodium hydroxide can be reproduced to produce additional sodium hydride and the polyethylene can be recovered for reuse in this process.

The hydrogen generation technologies being developed by Millennium Cell and Powerball International are both in the development stage and neither technology has reached commercial application beyond the prototype state. Millenium Cell presently has greater financial resources than we do. Powerball International presently has minimal financial resources. Powerball's plans for a demonstration project for its hydrogen generation technology are presently on hold pending financing according to its filings with the Securities and Exchange Commission.

If we are successful in developing our technology, we anticipate that we will compete with alternate hydrogen-on-demand processes based on the following criteria:

(1) The thermodynamics of the chemical reactions used by other hydrogen-on-demand processes, meaning the amount of heat, if any, that must be inputted into the process to sustain reactivity;

(2) The amount of hydrogen generated for each kilogram of reactive material used in the process;

(3) The volume of reactant that must be stored in order to produce adequate quantities of hydrogen for use in the fuel cell process;

(4) The cost of the reactive agent used in the hydrogen generation process;

(5) The weight of the solid by-product produced from the reaction process;

(6) The cost of disposal or recycling of the by-product generated by the hydrogen-on-demand process;

(7) The complexity of operation of any operating system that incorporates the hydrogen-on-demand process;

(8) The purity of the hydrogen generated by the process;

(9) Safety and hazardous materials issues associated with the reactive agent and any by-products generated; and

(10) Environmental issues regarding the usage or disposal of either the reactive agents or by-products.

B. Aluminum / Air Battery Technology

Our hydrogen production technology, when coupled with a hydrogen-based fuel cell, will compete with Aluminum / Air Battery Technology offered by competitors. A typical Aluminum / Air powercell system includes the following components:

(2) A cell stack of aluminum anodes;

(3) Forced convection of air through the stack of anodes;

(4) Forced circulation of a pytassium hydroxide electrolyte through the cell stack and heat exchangers;

(5) An insulated electrolyte storage vessel; and

(6) An aluminum hydroxide precipitator, filter and storage tank.

The aluminum / air fuel cell has a high energy output characteristic that results from the energy density of aluminum and the fact that three electrons are released for every atom of aluminum reacted. In the aluminum / air battery, the aluminum reacts with oxygen to produce electricity and an aluminum hydroxide by-product. Aluminum / air batteries remain in the development stage. Development of aluminum / air batteries faces the following significant challenges:

- activation of the aluminum anode,
- controlling the aluminum oxidation reactions,
- preventing fouling of the reaction anode service,
- providing a cathode which is reactive enough to keep pace of the aluminum anode
- controlling hydrogen generated through the corrosion side reaction.

C. Electrolysis of Water

Electrolysis is a commercially accepted method of hydrogen production. Under this reaction, electricity is applied to generate hydrogen gas and oxygen gas from the splitting of water molecules through electrolysis. Electrolysis technologies currently incorporated into many commercial plants. Hydrogen is commonly used in the process of manufacturing ammonia. However, electrolysis is a comparatively inefficient process for generating hydrogen if the hydrogen is being used to generate electricity. To illustrate, the typical efficiency of production of hydrogen from water is approximately 60% to 70% when combined with the efficiency of electrical generation of 35% to 40%, approximately only 25% of the energy applied to generate hydrogen will be generated from the application of the hydrogen in a fuel cell to generate electricity. Due to this inefficiency, the competitiveness of hydrogen generated from electrolysis will be very dependent on the cost of the electricity used to generate the hydrogen. The competitiveness of hydrogen from electrolysis will also be dependent upon the cost of storage and transportation of the hydrogen to the ultimate application.

Many of our competitors have financial resources, customer bases, businesses or other resources which give them significant competitive advantages over us.

INTELLECTUAL PROPERTY

The technology rights that are the subject of the Sub-License Agreement are subject to patent protection. In addition, we plan to seek patent protection for any inventions that we are able to discover as a result of our research and development activities. There is no assurance that any new inventions that we discover will receive patent protection. We believe that our failure to protect our existing intellectual property rights could seriously harm our business and prospects because we our objective is to develop products, specifically hydrogen generation reactors, that are based on proprietary intellectual rights. Further, our ability to license our technology would be impaired if we fail to obtain our existing intellectual property rights. We will also rely on patent, trade secret, trademark and copyright law to protect our intellectual property. However, not all of our intellectual property will be covered by patents or patent applications. Moreover, our patent position will be subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that: (i) any of the U.S. or foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our pending or future patent applications will be issued at all, or with the breadth of claim coverage sought by us. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain countries. We will also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that others will not assert rights to intellectual property arising out of these relationships.

DESCRIPTION OF PROPERTY

Our principal executive offices are located at Suite 1010 – 1942 Westlake Avenue, Seattle, WA 98101 and are comprised of approximately 500 square feet. These premises are leased on a month-to-month basis. We anticipate seeking out expanded premises for our principal executive officers as we expand our operations.

Our laboratory facility is located at 1102 Columbia Street, Suite 521, Seattle, WA and is comprised of approximately 689 square feet. Our laboratory facility is presently adequate for our current research and development activities however, as disclosed under Description of Business, we anticipate we will require expanded premises as our research and development activities are expanded. These premises are leased by GHTI. We have agreed with GHTI to assume GHTI's obligations under the lease, including the obligations to pay rent. The initial term of the lease is for a term expiring on August 31, 2004.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our current directors and officers are as follows:

Name	Age	Position
Ricky Gujral	37	President, Chief Executive Officer and Director
James H. Diffendorfer	64	Director
John J. Martin	57	Chief Financial Officer and Director
James G. Matkin	61	Chairman, Treasurer, Secretary and Director

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years:

Ricky Gujral is presently our president and chief executive officer and a member of our board of directors. Ms. Gujral is also a founder and a director of Global Hydrofuel Technologies Inc. ("GHTI"), our parent company, and has been involved with GHTI since 2001. Ms. Gujral has been self-employed as a business person since 1999. During the period from 1999 to 2001, Ms. Gujral assisted her father, Mr. Dil Gujral, as a self-employed business consultant. Ms. Gujral did not hold any positions with any companies during this period. Ms. Gujral obtained a Masters Degree in Business Administration Degree from the University of Phoenix and a Bachelor of Science Degree from the University of British Columbia.

James H. Diffendorfer is presently a member of our board of directors. Mr. Diffendorfer is also a director of GHTI. Mr. Diffendorfer has been employed as an engineer and operations manual editor at The Boeing Company, a leading global aerospace company, from 1996 to present. Mr. Diffendorfer obtained a Masters Degree in Business Administration from the New Mexico Highlands University and a Masters of Science Degree in Astronautical Engineering from the Air Force Institute of Technology. Mr. Diffendorfer also holds a Bachelor of Science Degree from the U.S. Air Force Academy.

John J. Martin is presently our chief financial officer and a member of our board of directors. Mr. Martin is also a director of GHTI. Mr. Martin has been employed as an airport engineering manager with URS Corporation, a global company specializing in the planning and design of transportation systems and infrastructure, since 1998. Mr. Martin leads an airport engineering group from URS Corporation responsible for the planning and design of large-scale airport improvement projects with construction costs of up to several hundred million dollars. Mr. Martin holds a Bachelor of Arts from Yale University.

James G. Matkin is presently our treasurer and secretary and the chairman of our board of directors. Mr. Matkin is also a director of GHTI. Mr. Matkin has been the chief executive officer and a senior executive officer of the law society of British Columbia since 1998, and is responsible for overseeing a budget of over $40 million and over 100 employees. He served as a member of the board of directors of GT Group Telecom Inc., a leading telecommunications service provider, from 1997 to 2002. Mr. Matkin also has some significant experience managing development stage companies. He previously founded a number of start-up companies, including a security company, Juricert Inc., a provider of PKI and authentication services for internet commerce. The Law Society of British Columbia presently has a major contract with the BC Land Titles Office to provide digital signatures enabling internet transactions for registering land transfers. Juricert is a private company wholly owned by the Law Society of British Columbia. Mr. Matkin obtained a Master of Laws from Harvard University and a Bachelor of Laws from the University of Alberta. Mr. Matkin also holds a Bachelor of Arts Degree from the University of Alberta.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We do not have any other significant employees, other than our directors and executive officers named above.

REMUNERATION OF DIRECTORS AND OFFICERS

COMPENSATION OF OFFICERS

We presently do not have any employment agreements or other compensation arrangements with any of our officers. Ms. Ricky Gujral, our president, chief executive officer and a director, provides her services on a full-time basis and is compensated by GHTI, our sole shareholder. Each of our other officers provides their services on a part-time basis without compensation.

We have not paid any compensation to any of our officers to date.

We do not have any plans to make any remuneration payments to any of our officers and directors. However, we may in the future enter into employment or other compensation arrangements with our officers. Any such employment or compensation arrangements would be subject to the approval of our board of directors.

COMPENSATION OF DIRECTORS

We do not pay our directors any fees or other compensation for acting as directors. We have not paid any fees or other compensation to any of our directors for acting as directors to date.

LEGAL PROCEEDINGS

We currently are not party to any material legal proceedings and to our knowledge, no such proceedings are threatened or contemplated.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information concerning the number of our shares of our common stock owned beneficially as of May 20, 2004 by: (i) each person known to us to beneficially own more than 10% of our outstanding common shares; (ii) each of our directors and each of our executive officers, and (iii) our executive officers and directors as a group. Unless otherwise indicated, the shareholder named below possesses sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Common Stock (1)	
			Prior to the Offering	After the Offering (2)
DIRECTORS AND OFFICERS				
Common Stock	Ricky Gujral President, Chief Executive Officer and Director Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	25,000,000 shares (3)	100%	83.3%
Common Stock	James H. Diffendorfer Director 2442 Monterey Avenue Renton, WA 98056	0 shares	0%	
Common Stock	John J. Martin Chief Financial Officer and Director 2137 8th Avenue West Seattle, WA 98119	0 shares	0%	
Common Stock	James G. Matkin Chairman, Treasurer, Secretary and Director 1416 West 39th Avenue Vancouver, BC Canada V6M 1T3	0 shares	0%	
Common Stock	All Officers and Directors as a Group (4 persons)	25,000,000 shares (3)	100%	83.3%
5% SHAREHOLDERS				
Common Stock	Global Hydrofuel Technologies Inc. Suite 513 – 1489 Marine Drive, West Vancouver, BC Canada V7T 1B8	25,000,000 shares (3)	100%	83.3%
Common Stock	Dil and Jagdish Gujral 2475 Skilift Road, West Vancouver, BC Canada V7S 2T5	25,000,000 shares (3)	100%	83.3%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of May 20, 2004, there were 25,000,000 shares of our common stock issued and outstanding.

(2) Assuming all Shares offered are sold.

(3) Represents 25,000,000 shares held by Global Hydrogen Technologies Inc., a private company controlled by Ms. Ricky Gujral, Mr. Dil Gujral and Ms. Jagdish Gujral. Mr. Dil Gujral and Ms. Jagdish Gujral own 62.3% of the outstanding shares of GHTI. Ms. Ricky Gujral owns 17.8% of the outstanding shares of GHTI. None of Mr. Matkin, Mr. Martin nor Mr. Diffendorfer own any shares of GHTI.

Global Hydrogen Technologies Inc. is the parent of the Company and presently exercises control over all of our issued and outstanding shares of common stock.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

- Any of our directors or executive officers;
- Any person proposed as a nominee for election as a director;
- Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
- Any of our promoters;
- Any member of the immediate family, including spouse, parents, children, siblings, and in-laws, of any of the foregoing persons.

1. GHTI Share Acquisition

GHTI acquired 1,000 shares of our common stock on December 17, 2003 for total consideration of $10. These shares were reclassified as 25,000,000 shares of our common stock, par value $0.0001 effective March 17, 2004. GHTI is controlled by Ricky Gujral, our president, chief executive officer and a director, Dil Gujral, the father of Ricky Gujral, and Jagdish Gujral, the mother of Ricky Gujral.

2. GHTI Sub-License

We entered into the Sub-license Agreement with GHTI on March 15, 2004, as disclosed under Description of Business. In consideration of our rights under the Sub-License Agreement, we have agreed to pay the following amounts to GHTI:

1. $1,000,000, to be paid on the one-year anniversary of the date of the Sub-License Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Sub-License Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Sub-License Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Sub-License Agreement, being March 15, 2008.

Mr. Dil Gujral and Ms. Jagdish Gujral own 62.3% of the outstanding shares of GHTI. Ms. Ricky Gujral owns 17.8% of the outstanding shares of GHTI.

The material terms of the Sub-License Agreement are discussed in detail under the section of this Offering Circular entitled "Description of Business" under the heading "GHTI Sub-License".

3. HPI Assumption of Lease

We have agreed to assume all obligations of GHTI, including the obligation to pay rent, pursuant to the lease agreement dated February 23, 2004 between GHTI and Alexandria Real Estate Equities, Inc. for our laboratory facility. As a result of this assumption, we are obligated to pay rent for this facility until the expiry of the initial term on August 31, 2004 and for any extended term following this initial term. Rent payments include a base rent of $848.33 per month, plus additional rent as set forth in the lease agreement. Additional rent includes the tenant's proportionate share of operating expenses and other amounts agreed to be paid by the tenant under the provisions of the lease.

4. Loan by GHTI

GHTI has advanced to us the amount of $27,500 as a non-interest bearing shareholders loan with no specific terms for repayment. This loan was advanced in our first quarter ended March 31, 2004.

5. Reimbursement of Expenses

GHTI has incurred expenses on our behalf in order to enable us to attend two trade shows in April 2004. These expenses are approximately $10,000. We anticipate using the proceeds of the Offering to reimburse GHTI for these expenses.

SECURITIES BEING OFFERED

Securities Offered

We are offering up to 5,000,000 shares of our common stock through this Offering Circular.

Our Authorized Capital

Our authorized capital stock consists of 75,000,000 shares of common stock, with a par value of $0.0001 per share, and 1,000,000 shares of preferred stock, with a par value of $0.0001 per share. As of May 20, 2004, there were 25,000,000 shares of our common stock issued and outstanding that are held by one stockholder of record, namely GHTI. We have not issued any shares of preferred stock.

Our Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Such voting rights are not cumulative and as such shareholders holding more than 50% of the outstanding shares of common stock are able to and will be able to elect all members of our board of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Stockholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized by our certificate of incorporation, as amended, to divide the authorized shares of our preferred stock into one or more series. Our board of directors is expressly authorized, by resolution of the board of directors adopted and filed in accordance with law, to provide, out of the unissued shares of preferred stock that have not been designated as to series, for series of preferred stock and, with respect to each such series, to fix the number of shares in each series, the designation thereof, the powers (including voting powers, full or limited, if any), the preferences and relative, participating, optional or other special rights thereof, and the qualifications, limitations or restrictions thereon, of each series and the variations in such voting powers (if any) and preferences and rights as between series.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

PART F/S

The following financial statements of Hydrogen Power Inc. are included with this Offering Statement:

Financial Statements for the period from inception (December 17, 2003) to March 31, 2004, prepared by management, including:

a. Balance Sheet as at March 31, 2004;

b. Statement of Operations for the period from inception (December 17, 2003) to March 31, 2004;

c. Statement of Changes in Stockholders' Equity for the period from inception (December 17, 2003) to March 31, 2004;

d. Statement of Cash Flows for the period from inception (December 17, 2003) to March 31, 2004; and

e. Notes to Financial Statements.

HYDROGEN POWER INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

-------INDEX-------

HYDROGEN POWER INC.
INTERIM BALANCE SHEET
AS AT MARCH 31, 2004

(Unaudited - Prepared by Management)

ASSETS

CURRENT		
Cash	$	21,545
Prepaid expenses		1,697
		23,242
DEVELOPMENT COSTS - TECHNOLOGY (See Note 3(a))		1,009
INCORPORATION COSTS (See Note 3(b))		5,000
Total Assets	$	29,251

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT		
Accounts payable and accrued liabilities	$	5,000
LONGTERM		
Due to shareholder (See Note 4)		27,490
Total Liabilities		32,490
SHARE CAPITAL (See Note 5)		10
RETAINED EARNINGS/(DEFICIT)		(3,249)
Total Shareholder's Equity		(3,239)
Total Liabilities and Shareholder's Equity	$	29,251

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
INTERIM STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

REVENUES	$ -
OPERATING EXPENSES	
Bank charges	82
Consulting	2,100
Legal	219
Rent	848
	3,249
NET LOSS FOR THE PERIOD	(3,249)
RETAINED EARNINGS, BEGINNING OF PERIOD	-
RETAINED EARNINGS, END OF PERIOD	(3,249)

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
INTERIM CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

Cash provided by/(used in):	
OPERATING ACTIVITIES	
Net loss for the period	$ (3,249)
Changes in non-working capital	
Prepaid expenses	(1,697)
Accounts payable and accruals	5,000
Cash provided by/(used in) operations	54
INVESTING ACTIVITIES	
Development costs	(1,009)
Incorporation costs	(5,000)
Cash provided by/(used in) investing	(6,009)
FINANCING ACTIVITIES	
Shares issued from treasury	10
Due to shareholder	27,490
Cash provided by/(used in) financing	27,500
Net increase/(decrease) in cash	21,545
Cash balance, beginning of period	-
Cash balance, end of period	$ 21,545

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
INTERIM STATEMENT OF SHAREHOLDER'S EQUITY
AS AT MARCH 31, 2004

(Unaudited - Prepared by Management)

	Number of Shares	Common Shares Issued and Fully Paid	Accumulated Retained Earnings	Total
Issued, December 17, 2003	25,000,000	$ 10	$ -	$ 10
Net loss for the period ended March 31, 2004	-	-	(3,249)	(3,249)
Balance, March 31, 2004	25,000,000	$ 10	(3,249)	(3,239)

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004

(Unaudited – Prepared by Management)

NOTE 1 – GENERAL

Hydrogen Power Inc. (the "Company") is a private corporation, incorporated on December 17, 2003 under the *General Corporation Law* of the State of Delaware. The Company has elected a December 31st year end.

NOTE 2 - BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared in accordance with US generally accepted accounting principles. This basis of presentation is presented to assist the reader in understanding the Company's financial statements. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. These interim financial statements and notes include all adjustments necessary to effect a fair statement of results for the interim period. These interim financial statements and notes are representative of the Company's management who is responsible for their integrity and objectivity.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Development Costs

Development costs are deferred and carried at cost. Development costs will be amortized to future periods when commercial production or use of the process has commenced.

(b) Incorporation Costs

Incorporation costs are reported at cost.

NOTE 4 – DUE TO SHAREHOLDER

The amount due to the shareholder is non-interest bearing with no specific terms for repayment.

NOTE 5 – SHARE CAPITAL

Authorized:
25,000,000 Class A common voting shares with par value of $0.0001 per share

Issued:

25,000,000 Class A common shares	$ 10

On March 17, 2004 the shares were reclassified in connection with the filing of the Certificate of Amendment to the Certificate of Incorporation. Each share of Class A voting stock issued and outstanding immediately prior to the effective date is hereby reclassified, changed, and converted into 25,000 fully-paid and nonassessable shares of common stock of the par value of $0.0001 per share.

NOTE 6 – COMMITMENTS

(a) The Company entered into a lease for their premises located at Suite 521, 1102 Columbia Street in Seattle, Washington, on March 15, 2004 that expires on August 31, 2004. Future minimum annual lease payments are as follows:

2004	$ 4,842
	$ 4,842

(b) The Company also entered into a sub-license agreement with its parent company, Global Hydrofuel Technologies, Inc. ("GHTI"), on March 15, 2004. Under this agreement, GHTI has granted the Company the following rights regarding their fuel cell technology developed with the University of British Columbia:

(i) exclusive rights to use the technology and any improvements to market, manufacture, and distribute products using the technology in the United States, Mexico, and Central and South America;

(ii) non-exclusive rights to market and distribute products using the technology and any improvements in Canada; and

(iii) non-exclusive right to use any trademarks, service marks, or logos associated with the technology in the United States, Canada, Mexico, and Central and South America .

In consideration of the license granted, the Company agrees to pay to GHTI the following future minumum annual fees:

2005	$ 1,000,000
2006	666,667
2007	666,667
2008	666,667
	$ 3,000,001

PART III – EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
2.3	Certificate of Amendment of Certificate of Incorporation (1)
3.1	Form of Common Stock Share Certificate (1)
4.1	Form of Subscription Agreement (1)
6.1	Sub-License Agreement and Consent dated March 15, 2004 between Hydrogen Power Inc., Global Hydrofuel Technologies Inc. and the University of British Columbia (2)
6.2	Lease Agreement dated February 23, 2004 between Global Hydrofuel Technologies Inc. and Alexandria Real Estate Equities, Inc. (1)
6.3	Assignment and Assumption of Lease dated March 15, 2004 between Global Hydrofuel Technologies Inc. and Hydrogen Power, Inc. (2)
7.1	List of Material Foreign Patents (1)
10.1	Consent of Potter Anderson & Corroon regarding legal opinion. (2) (3)
11.1	Legal Opinion of Potter Anderson & Corroon regarding the legality of the shares offered. (2)

(1) Previously filed as an exhibit to the Form 1-A of the Company filed with the Securities and Exchange Commission on March 26, 2004 and incorporated by reference as an exhibit to this Amendment No. 1 to Form 1-A.

(2) Filed as an exhibit to this Amendment No. 1 to Form 1-A..

(3) Included with the Legal Opinion of Potter Anderson & Corroon filed as Exhibit 11.1

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 20th day of May, 2004.

HYDROGEN POWER INC.

By: ______________________
Ricky Gujral,
President and
Chief Executive Officer

The Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
RICKY GUJRAL	Director, President and Chief Executive Officer (Principal Executive Officer)	May 20, 2004
JAMES H. DIFFENDORFER	Director	May 20, 2004
JOHN J. MARTIN	Director and Chief Financial Officer (Principal Accounting Officer)	May 20, 2004
JAMES G. MATKIN	Director, Chairman, Treasurer and Secretary	May 20, 2004

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 20th day of May, 2004.

HYDROGEN POWER INC.

By: ____________________
Ricky Gujral,
President and
Chief Executive Officer

The Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
RICKY GUJRAL	Director, President and Chief Executive Officer (Principal Executive Officer)	May 20, 2004
JAMES H. DIFFENDORFER	Director	May 20, 2004
JOHN J. MARTIN	Director and Chief Financial Officer (Principal Accounting Officer)	May 20, 2004
JAMES G. MATKIN	Director, Chairman, Treasurer and Secretary	May 20, 2004

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the ~~10th~~20th day of May, 2004.

HYDROGEN POWER INC.

By:

Ricky Gujral,
President and
Chief Executive Officer

The Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
RICKY GUJRAL	Director, President and Chief Executive Officer (Principal Executive Officer)	May ~~10~~20, 2004
JAMES H. DIFFENDORFER	Director	May ~~10~~20, 2004
JOHN J. MARTIN	Director and Chief Financial Officer (Principal Accounting Officer)	May ~~10~~20, 2004
JAMES G. MATKIN	Director, Chairman, Treasurer and Secretary	May ~~10~~20, 2004

EXHIBIT 6.1

SUBLICENSE AGREEMENT AND CONSENT

The following Sublicense Agreement and Consent ("Agreement") is effective as of March 15, 2004 ("Effective Date") between Global Hydrofuel Technologies Inc., a federal corporation ("GHTI Canada"), Hydrogen Power Inc., a Delaware corporation ("HPI") and the University of British Columbia, a corporation continued under the *University Act* of British Columbia ("UBC").

WHEREAS, under a License Agreement between UBC and GHTI Canada dated October 22, 2003 ("Principal License"), UBC granted to GHTI Canada an exclusive worldwide license to certain rights in the Technology (as defined in the Principal License), and GHTI Canada desires to sublicense certain marketing and distribution rights in the Technology to HPI.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration on the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.0 GRANT OF LICENSE

1.1 Subject to the terms of the Principal License, GHTI Canada grants to HPI, under GHTI's rights in the Technology, the following rights ("Sublicense"):

(a) exclusive rights to use the Technology and any UBC Improvements and to market, manufacture and distribute the Products in the United States, Mexico, Central and South America;

(b) non-exclusive rights to market and distribute the Products using the Technology and any UBC Improvements in Canada; and

(c) non-exclusive right to use any trademarks, service marks or logos associated with the Technology in the Territory that GHTI Canada is entitled to use ("Marks").

1.2 Subject to the terms of the Principal License, GHTI Canada grants to HPI the non-exclusive, non-transferable rights to develop, modify, enhance and improve the Technology.

1.3 HPI acknowledges and agrees that GHTI Canada has reserved all other rights including the rights to develop, enhance, market, facilitate, sublicense, install, maintain and support the Technology except as expressly granted to HPI in Section 1.1 for Canada (on a non-exclusive basis), the United States, Mexico, Central and South America (on an exclusive basis).

1.4 HPI acknowledges and agrees that developments, enhancements, modifications or improvements to the Technology developed, modified, enhanced or improved by HPI shall be owned by GHTI Canada or as otherwise provided under the Principal License.

2.0 RESPONSIBILITIES OF HPI

2.1 HPI will, unless otherwise authorized by GHTI Canada in writing:

(a) comply in all respects with the Principal License, a true, correct and complete copy of which is attached to this Agreement and made a part of as Exhibit A;

(b) devote sufficient resources to carry out its obligations and to utilize its rights under this Agreement;

(c) promptly pay all sums due to GHTI Canada;

(d) grant GHTI Canada the right, at all reasonable times, to inspect its facilities, operations, books and records to ascertain compliance with this Agreement;

(e) where appropriate, use any notices or symbols required by local law to indicate that the Marks are registered; and

(f) provide to GHTI Canada:

(i) annual financial statements and reports during the term of this agreement (which need not be audited);

(ii) regulatory or other government reports filed by or related to the operations of HPI;

(iii) reports of any developments, modifications, enhancements or improvements to the Technology or other significant developments or untoward events; and

(iv) other data requested by GHTI Canada.

3.0 FEES

3.1 In consideration of the license granted herein, HPI agrees to pay to GHTI Canada the fees as set forth on Exhibit B ("Fees"). HPI agrees that the Fees will not be subject to any reduction if any portion of the Technology or any rights pertaining thereto become unavailable for use in the Territory for any reason whatsoever during the term of this Agreement.

3.2 All payments made under this Agreement shall be made in U.S. Dollars.

3.3 The obligations of HPI hereunder to make payments in U.S. Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency (the "Other Currency") except to the extent that such tender or recovery results in the effective receipt by GHTI Canada of the full amount of Dollars payable when converted at the Rate of Exchange (as defined below) payable on the date of payment (or as soon thereafter as it is practicable for GHTI Canada to purchase U.S. Dollars) under the terms of this Agreement, and HPI shall be obligated to indemnify GHTI Canada for any difference between such full amount and the amount effectively received by GHTI Canada pursuant to any such tender or recovery. The determination by GHTI Canada of amounts effectively received by it shall be prima facie correct. As used herein the term Rate of Exchange means the rate at which GHTI Canada is able on the relevant date to purchase U.S. Dollars with the Other Currency and shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, U.S. Dollars.

3.4 All payments made by HPI under this Agreement shall be made free and clear of, and without deduction for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority, excluding net income taxes or franchise taxes imposed on GHTI Canada as a result of a present or former connection between the jurisdiction of the governmental authority imposing such tax and GHTI Canada (other than any such connection arising solely from GHTI Canada having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("Non-Excluded Taxes") are required to be withheld from any amounts payable to GHTI Canada hereunder, HPI shall pay such Non-Excluded Taxes to the appropriate taxing authority, and the amounts payable to GHTI Canada shall be increased to the extent necessary to yield to GHTI Canada (after payment of all Non-Excluded Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement. Whenever any Non-Excluded Tax is payable by HPI as promptly as possible thereafter, HPI shall send to GHTI Canada a certified copy of an original official receipt showing payment thereof. If HPI fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority, HPI shall indemnify GHTI Canada for any incremental taxes, interest or penalties that may become payable by GHTI Canada as a result of any such failure. This indemnity and agreement shall survive termination of this Agreement.

4.0 TERRITORY

The "Territory" consists of Canada, the United States, Mexico, Central and South America.

5.0 ASSIGNMENT AND SUBLICENSING

The Sublicense granted to HPI is and shall be personal to HPI and is not assignable by HPI, except that HPI may sub-license the right solely to manufacture the Product using the Technology and any UBC Improvements to a third party ("Third Party Manufacturer") and not for the purpose of reselling by the Third Party Manufacturer; provided the Third Party Manufacturer agrees to be bound by a written agreement including confidentiality and ownership provisions no less protective of the Products and the Technology than those provided in this Sublicense.

6.0 LIMITED WARRANTY AND DISCLAIMER OF WARRANTIES

GHTI Canada represents and warrants that in respect of the Sublicense, GHTI Canada has granted HPI all the necessary rights. HPI acknowledges that except as expressly provided in this Section, GHTI Canada disclaims all warranties, representations and conditions of any nature regarding the Technology and the Marks, including any express or implied warranty that the Technology or the Marks may be used in the Territory or that the Technology or the Marks do not infringe the rights of any third party in the Territory.

7.0 INFRINGEMENTS

HPI shall promptly notify GHTI Canada of any known or suspected acts of infringement, unfair competition or passing off which may occur in relation to the Technology or the Marks. HPI shall have no right to take any action to prevent any such infringement, unfair competition or passing off without the express, prior written consent of GHTI Canada. HPI agrees to render to GHTI Canada, free of charge, all reasonable assistance in connection with any matter pertaining to the protection of the Technology or Marks by GHTI Canada.

HPI shall not be entitled to require GHTI Canada to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties.

8.0 LIABILITY INDEMNIFICATION

HPI agrees to save, defend, indemnify and hold GHTI Canada harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise: (1) as a result of the activities of HPI's agents, subagents, employees, officers, directors, affiliates, joint venture partners, brokers, underwriters, and all others acting at their direction or under their control; and (2) as a result of HPI's use of the Technology or the Marks.

9.0 GOVERNMENT STANDARDS AND COMPLIANCE

HPI agrees that it shall comply with all relevant laws, regulations and standards governing services to be rendered or performed in respect of the Technology or the Marks.

10.0 SUBLICENSE TERM

Subject to Section 11, the term of the Sublicense shall commence on the Effective Date and be perpetual unless sooner terminated as provided in this Agreement.

11.0 TERMINATION

11.1 The provisions regarding termination of this Agreement contained in this paragraph are in addition to all other such provisions contained in this Agreement.

11.2 In the event of (i) impending insolvency of HPI or (ii) such other reason as is determined in good faith by GHTI Canada to threaten immediate and irreparable harm to the integrity and reputation of GHTI Canada, the Technology or the Marks, GHTI Canada may terminate this Agreement immediately upon written notice to HPI.

11.3 This Agreement shall automatically terminate simultaneously with any termination of the Principal License for any reason. In the event the Principal License terminates as a result of an acquisition of the Technology by GHTI pursuant to 14.3 of the Principal License then HPI is granted a license for the rights in respect of the Products, Technology and Marks on the same terms as this Sublicense.

11.4 This Agreement may be terminated by GHTI Canada upon the occurrence of the following events: (1) a voluntary petition is filed by HPI seeking bankruptcy, reorganization, arrangement with creditors or other relief under bankruptcy laws or any other law governing insolvency or debtor relief, or (2) an involuntary petition or proceeding is filed against HPI seeking bankruptcy, reorganization, arrangement with creditors or other relief under bankruptcy laws or any other laws governing insolvency or debtor relief and such petition or proceeding is consented to or acquiesced in by HPI or is not dismissed within sixty (60) days of the date upon which it was filed, or (3) an order for relief is entered against HPI in any case under the bankruptcy laws of any country or HPI is adjudged bankrupt or insolvent by any court of competent jurisdiction, or (4) HPI makes a general assignment of its assets for the benefit of creditors, or (5) any regulatory agency assumes control of HPI or delinquency proceedings (voluntary or involuntary) are instituted, or (6) an action is instituted against HPI seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business and such action is consented to or acquiesced in by HPI or is not dismissed within sixty (60) days of the date upon which it was instituted, or (7) a trustee, interim trustee, receiver or other custodian for any of HPI's property or business is appointed, or (8) HPI fails to pay all sums due GHTI Canada when due and shall not cure such failure within thirty (30) days of receiving written notice thereof, or (9) HPI is in material breach of any other provision of this Agreement and shall fail to cure such breach within thirty (30) days of receiving written notice thereof.

11.5 If this Agreement is terminated all rights in and to the Technology shall revert to GHTI Canada (subject always to the terms of the Principal License), and HPI agrees that it will promptly discontinue all use of the Technology and the Marks.

12.0 TERMINATION PROCEDURE

Should this Agreement or the Principal License be terminated or expire, HPI will cooperate in and facilitate the sale and transfer at fair market value to any replacement sublicensee, or replacement licensee of GHTI Canada, of all non-confidential and non-proprietary information concerning acting as the sublicensee including but not limited to information on and its rights to networks, distribution channels, vendors, employees, leases, systems, and real and personal property relevant to carrying on the business. Any disputes as to "fair market value" shall be resolved through the Mandatory Dispute Resolution procedure identified in Section 13.0 of this Agreement.

13.0 DISPUTE RESOLUTION

Any and all disputes arising out of, under, or in connection with this Agreement, including without limitation the validity, interpretation, performance and breach thereof, shall be settled by arbitration in New York, New York, United States of America, in accordance with the International Arbitration Rules of the American Arbitration Association in force at the time arbitration is demanded. Such arbitration shall be conducted before a single arbitrator, and the award rendered by the arbitrator shall be binding upon the parties. The arbitrator shall have full authority to allocate and award all costs of arbitration including reasonable attorneys' fees plus legal interest on any award rendered. Judgment upon any award rendered may be entered in any court having jurisdiction thereof.

14.0 NOTICES

Except as otherwise expressly provided herein, all notices, requests, demands or other communications to or upon the respective parties shall be in writing, sent by courier or express mail service, or by facsimile transmission (promptly confirmed by hard copy sent by courier or express mail service) or telex and, unless otherwise expressly provided herein, shall be deemed to have been given or made when delivered by hand, or five business days after being deposited in the mail, postage prepaid, or, in the case of notice by facsimile, upon confirmation by the sender of receipt, or, in the case of telex notice, when sent, answerback received, addressed to such party, at its address shown below or at such other address as such party may hereafter notify to the other. Any communication with respect to a change of address shall be deemed to be given or made when received by the party to whom such communication was sent.

If to Global Hydrofuel Technologies, Inc.:

Suite 1105 – 13700 Mayfield Place
Richmond, British Columbia
V6V 2E4

Attention: James Matkin

Tel.: (604) 688-0044
Fax.: (604) 684-2439

If to UBC:

The Director
University – Industry Liaison Office
University of British Columbia
#103 – 6190 Agronomy Road
Vancouver, British Columbia
V6T 1Z3

Tel.: (604) 822-8580
Fax: (604) 822-8589

If to HPI:

Hydrogen Power Inc.
Suite 1010
1942 West Lake Ave.
Metropolitan Tower
Seattle, Washington
98101

Attention: Ricky Gujral

Tel.: (206) 940-2447
Fax.: (206) 728-2423

15.0 CONFIDENTIALITY

In addition to its obligations under Section 10.1 of the Principal License with respect to confidentiality, HPI acknowledges that all confidential information of GHTI Canada imparted and to be imparted to HPI by GHTI Canada before or during the term of this Agreement, is secret, confidential and unique, and constitutes GHTI Canada's trade secrets and exclusive property, and that any use by HPI of any such trade secrets and property other than in strict accordance with the terms of this Agreement would be wrongful and would cause GHTI Canada irreparable injury. HPI shall file and store such information in a manner consistent with its confidential nature, and neither HPI nor any of its personnel or agents shall at any time disclose or divulge to any person, firm, corporation or other entity or use or suffer the use by any third party, for any purpose other than solely as permitted hereunder or required in accordance with the terms of this Agreement, directly or indirectly, for its own benefit or the benefit of any other entity, any such confidential information of GHTI Canada. Without limiting the foregoing, HPI acknowledges and agrees that it shall not become the owner of any right, title, license or other interest in or to any confidential information of GHTI Canada. HPI shall execute any and all documents and instruments requested by GHTI Canada, which GHTI Canada may deem necessary, proper or appropriate to accomplish or confirm the foregoing. HPI's commitment hereunder with respect to confidential information shall not extend to any part of such confidential information which: (a) was known by HPI prior to its first being disclosed by GHTI Canada through no wrongful act of HPI or any other entity, (b) was generally known or available to the public prior to its disclosure by GHTI Canada other than as a result of a wrongful act of HPI or any other entity, or (c) becomes generally known or available to the public subsequent to disclosure by GHTI Canada through no wrongful act of HPI or any other entity.

16.0 GENERAL

16.1 This Agreement including any addenda contain the complete understanding of the parties in relation to the subject matter hereof. Neither this Agreement nor any addenda may be amended except by means of a writing executed by both parties hereto.

16.2 The headings in this Agreement have been provided for the convenience of the parties and shall not have any effect on the interpretation of this Agreement.

16.3 This Agreement shall be interpreted in accordance with and governed by the laws of the State of New York, United States of America, without reference to its choice of law principles.

16.4 If any of the terms of this Agreement are held to be unlawful or unenforceable by a court or any other body or authority of competent jurisdiction such a finding shall in no way affect the remaining obligations of the parties hereunder and the court may substitute a lawful or enforceable term or condition for any unlawful or unenforceable term or condition so long as the effect of such a substitution is to provide the parties with the benefits of this Agreement.

16.5 No waiver by either party of any breach of any provision of this Agreement shall be construed to be a waiver of any preceding or subsequent breach of the same or a different provisions hereof.

16.6 At the request of GHTI Canada from time to time, HPI shall assist GHTI Canada as may be necessary (including by executing any necessary documents) in executing any instruments or documents and subsequently in recording HPI or GHTI Canada (as requested by GMTI Canada) as owner, licensee or registered user of the Technology or the Marks (including such applications or filings for registration of the Technology or Marks as mature into registrations during the period of this Agreement). HPI hereby agrees that, at the request of GHTI Canada, any such registrations, or filings or applications in respect of the Technology or the Marks entries information will be transferred or assigned to GHTI Canada (or assignee) on termination of this Agreement, for whatever reason, and that it will assist GHTI Canada so far as may be necessary to achieve such transfer or assignment including executing any necessary documents.

16.7 Nothing contained in this Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between GHTI Canada and HPI.

16.8 Terms not otherwise defined herein shall have the meanings set forth in the Principal License.

17.0 UBC AS A PARTY AND FEE CALCULATION UNDER THE PRINCIPAL LICENSE

17.1 UBC is a party to this Agreement for the following purposes:

(a) acknowledging notice of the Sublicense and the proposal of the Sublicensee to carry on business in the Territory;

(b) consenting to the grant of the Sublicense to HPI as required by Section 4 of the Principal License;

(c) if UBC registers a financing statement as contemplated in Section 4.3 of the Principal License in Delaware or Washington, UBC will notify GHTI;

(d) acknowledging and agreeing that for the purposes of interpreting and calculating the royalties and fees payable by GHTI Canada to UBC under Section 5.0 of the Principal License (the "Royalty Payable") that:

I. the defined term "Licensee" in the Principal License shall be deemed to include both "GHTI Canada" and "HPI";

II. inter-company payments and transfers between GHTI Canada and HPI are excluded from any such calculation of the Royalty Payable; and

III. for greater certainty, when determining if certain royalties, fees or other consideration are "Revenue" or "Sublicensing Revenue" when received by HPI, if HPI receives royalties, fees or other consideration (the "HPI Fees") that if received by GHTI would constitute "Revenue", "Improvement Revenue" or "Licensee Revenue", the HPI Fees shall be "Revenue", "Improvement Revenue" or "Licensee Revenue", under the terms of the Principal License, as applicable;

(e) acknowledging that for the purpose of interpreting Section 11.4 in the Principal License the defined term "Licensee" shall be deemed to include both "GHTI Canada" and "HPI".

17.2 Section 5.13 is added to the Principal License as follows:

"5.13 "Any issuance of additional shares in HPI that results in a dilution of GHTI's ownership in HPI (the "Additional Shares") shall be treated as if it were an issuance of additional shares in GHTI and a dilution to the existing shareholders' interest in GHTI for the purposes of the calculations in Sections 5.11 and 5.12 (including, for the avoidance of doubt, that the amount of any financings in HPI shall be included in the determination of whether the $400,000 and $2,000,000 amounts have been achieved in Section 5.12). In the event that HPI issues Additional Shares then the percentage dilution of UBC and the Investigators in GHTI shall be deemed to be equal to the difference between 100% and the percentage ownership of HPI by GHTI post-issuance of new shares in HPI. For example, if HPI issues Additional Shares representing 20% of the outstanding shares to persons other than GHTI then the dilution percentage is 20% (i.e., 100% - GHTI's percentage ownership post issuance of 80%=20%) and the UBC/Investigator GHTI shares will be deemed to be diluted by 20%."

17.3 HPI will obtain insurance in accordance with Section 13 of the Principal License, as if Sublicense were the Licensee (as defined in the Principal License).

17.4 HPI agrees to comply with the terms of Section 8.4 of the Principal License as if it were the "Licensee".

17.5 HPI agrees to indemnify, hold harmless and defend UBC in accordance with Section 9.1 of the Principal License, as if HPI were the "Licensee".

17.6 GHTI Canada, HPI and UBC each agree and acknowledge that UBC is only a party to this Agreement for the purposes of this 17.0, and for no other purpose, right or obligation.

SIGNED FOR AND ON BEHALF of **THE UNIVERSITY OF BRITISH COLUMBIA** by its authorized signatory:))))))))))

David P. Jones
Associate Director
University-Industry Liaison

____
Authorized Signatory

Feb 27/04
____
Authorized Signatory

SIGNED FOR AND ON BEHALF of **GLOBAL HYDROFUEL TECHNOLOGIES INC.** by its authorized signatory:)))))))

____
Authorized Signatory

SIGNED FOR AND ON BEHALF of **HYDROGEN POWER INC.** by its authorized signatory:))))))

____
Authorized Signatory

EXHIBIT A
PRINCIPAL LICENSE

[Attach]

LICENSE AGREEMENT

BETWEEN:

THE UNIVERSITY OF BRITISH COLUMBIA, a corporation continued under the *University Act* of British Columbia with its administrative offices at 2075 Wesbrook Mall, Vancouver, British Columbia, V6T 1W5

("**UBC**")

AND:

GLOBAL HYDROFUEL TECHNOLOGIES INC., a corporation incorporated under the laws of the Province of British Columbia, with a registered office at 1750 - 750 West Pender Street, Vancouver, British Columbia, V6C 2T8

(the "**Licensee**")

WHEREAS:

A. UBC has been engaged in research during the course of which it has invented, developed and/or acquired certain technology relating to methods of generating hydrogen from water, which research was undertaken by Dr. A.C.D. Chaklader ("**Chaklader**") with contributions by Dr. Tom Troczynski ("**Troczynski**") in the Department of Metals and Materials at UBC (collectively, the "**Investigators**");

B. It is UBC's objective to exploit its technology for the public benefit, and to generate further research in a manner consistent with its status as a non-profit, tax exempt educational institution;

C. Chaklader is a Emeritus Professor at UBC and is no longer an employee of UBC; and

D. The Licensee and UBC have agreed to enter into this license on the terms and conditions set out in this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.0 <u>DEFINITIONS:</u>

1.1 In this Agreement:

(a) "**Accounting**" means an accounting statement setting out in detail how the amount of Revenue was determined;

(b) "**Affiliated Company**" or "**Affiliated Companies**" means two or more corporations where the relationship between them is one in which one of them is a subsidiary of the other, or both are subsidiaries of the same corporation, or fifty percent (50%) or more of the voting shares of each of them is owned or controlled by the same person, corporation or other legal entity;

(c) "**Confidential Information**" means all information, regardless of its form:

(i) designated by UBC as confidential, whether orally or in writing, including without limitation all information related to the Technology (including all derived analyses and conclusions) and the terms and conditions of this Agreement; and

(ii) disclosed by UBC to the Licensee, whether before or after the Start Date,

or

(iii) disclosed by the Licensee to UBC and which is clearly identified in writing as "Confidential" either at the time of disclosure or within thirty (30) days thereafter,

except that "Confidential Information" does not include information:

(iv) possessed by the recipient (the "**Recipient**") prior to receipt from the disclosing party (the "**Discloser**"), other than through prior confidential disclosure by the Discloser, as evidenced by the Recipient's business records;

(v) published or available to the general public otherwise than through a breach of this Agreement;

(vi) obtained by the Recipient from a third party with a valid right to disclose it, provided that the third party is not under a confidentiality obligation to the Discloser in respect of the same; or

(vii) independently developed by employees, agents or consultants of the Recipient who had no knowledge of or access to the Discloser's information as evidenced by the Recipient's business records;

(d) "**Effective Termination Date**" the date on which this Agreement is terminated under Article 18;

(e) "**First Use of the Technology**" means the earlier of either:

(i) the first use by a third party of the Technology or any Improvement, including the delivery to a third party or use by a third party of a prototype which uses the Technology or Improvements, or

(ii) the first sale of a Product,

in exchange for valuable consideration;

(f) "**Improvements**" collectively UBC Improvements and Licensee Improvements;

(g) "**Improvement Revenue**": all revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the Licensee (but not including any Improvement Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of the Licensee Improvements;

(h) **"Improvement Sublicensing Revenue"**: all revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the Licensee from any sublicensees pursuant to each sublicense or sub-sublicense relating to the Licensee Improvements or any products manufactured or provided in connection with the use of all or some of the Licensee Improvements. For greater clarity, it is confirmed that Improvement Sublicensing Revenue will include all:

(i) milestone payments, royalties, license fees, distribution rights; and

(ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by the Licensee pursuant to a written research plan and agreement,

received by the Licensee or any sublicensee from any sublicensee or sub-sublicensee relating to the Licensee Improvements;

(i) **"Licensee Improvements"** means improvements, variations, updates, modifications and enhancements made and/or acquired by the Licensee which relate to the Technology and which can not be practised without infringing those patents set out in Schedule **"A"** at any time after the Start Date;

(j) **"Licensee Technology Revenue"**: all revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the Licensee (but not including any Licensee Technology Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of Licensee Technology;

(k) **"Licensee Technology Sublicensing Revenue"**: all revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the Licensee from any sublicensees pursuant to each sublicense or sub-sublicense relating to the Licensee Technology or any products manufactured or provided in connection with the use of all or some of the Licensee Technology. For greater clarity, it is confirmed that Improvement Licensee Technology Sublicensing Revenue will include all:

(i) milestone payments, royalties, license fees, distribution rights; and

(ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by the Licensee pursuant to a written research plan and agreement,

received by the Licensee or any sublicensee from any sublicensee or sub-sublicensee relating to the Licensee Technology;

(l) **"Licensee Technology"**: means any technology which is invented, discovered, licensed or acquired by the Licensee and which does not relate directly or indirectly to the Technology or Improvements and which can be practised without infringing those patents set out on Schedule **"A"**;

(m) **"Post Termination Period":** means the period of two (2) years commencing upon exercise of the Licensee's right to acquire the Technology and UBC Improvements pursuant to Article 14.3;

(n) **"Product(s)"** means goods or services manufactured or provided in connection with the use of all or some of the Technology and/or any UBC Improvements;

(o) "**Revenue**": all revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the Licensee (but not including any Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of the Technology and any UBC Improvements, and/or any Products, less direct sales taxes and customs duties applied on the sales of Products;

(p) "**Royalty Due Dates**": the last working day of March, June, September and December of each year during the term of this Agreement;

(q) "**Start Date**" means February 3, 2003;

(r) "**Sublicensing Revenue**": all revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the Licensee from any sublicensees pursuant to each sublicense or sub-sublicense agreement relating to the Technology and any UBC Improvements, and/or any Products. For greater clarity, it is confirmed that Sublicensing Revenue will include all:

(i) milestone payments, royalties, license fees, distribution rights; and

(ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by the Licensee pursuant to a written research plan and agreement,

received by the Licensee or any sublicensee from any sublicensee or sub-sublicensee relating to the Technology, Improvements or any Products;

(s) "**Technology**": all knowledge, know-how and/or technique or techniques invented, developed and/or acquired, before the Start Date by UBC relating to, and including, the technology described in Schedule **"A"** of this Agreement, as amended from time to time, including, without limitation all related research, data, specifications, instructions, manuals, papers or other related materials of any nature at all, whether written or otherwise, and UBC's Confidential Information;

(t) "**UBC Improvements**" means improvements, variations, updates, modifications and enhancements made and/or acquired by UBC directly relating to the Technology at any time after the Start Date; and

(u) "**UBC Trade-marks**": any mark, trade-mark, service mark, logo, insignia, seal, design, symbol or device used by UBC in any manner at all.

2.0 PROPERTY RIGHTS IN AND TO THE TECHNOLOGY:

2.1 The Licensee acknowledges and agrees that UBC owns all right, title and interest in and to the Technology and all UBC Improvements. UBC agrees that the Licensee shall own all right, title and interest in and to the Licensee Improvements and Licensee Technology, subject to the provisions of Article 5.

2.2 The Licensee will, at the request of UBC, sign all documents as may be required to ensure that ownership of the Technology and any UBC Improvements remain with UBC.

2.3 On the last working day of June and December of each year during the term of this Agreement, the Licensee will give notice to UBC of the details of all improvements which the Licensee and any sublicensees of the Licensee have developed and/or acquired during the previous six (6) month period.

3.0 GRANT OF LICENSE:

3.1 Subject to Article 3.4, UBC grants to the Licensee an exclusive world-wide license to use and sublicense the Technology and any UBC Improvements and to manufacture, distribute, and sell the Products on the terms and conditions set out in this Agreement.

3.2 The license granted under this Agreement is granted only to the Licensee and not to any Affiliated Companies.

3.3 The Licensee will not cross-license the Technology or any Improvements without the prior written consent of UBC.

3.4 The Licensee acknowledges and agrees that UBC may use the Technology and any Improvements without charge in any manner at all for research, scholarly publication, educational and all other non-commercial uses.

3.5 UBC will register a financing statement regarding this Agreement under the *Personal Property Security Act* of British Columbia, the Uniform Commercial Code (U.S.) and/or under similar legislation in those jurisdictions in which the Licensee carries on business and/or has its chief place of business. The Licensee will pay the sum of $500.00 on account of the costs associated with such registrations.

3.6 The Licensee will give notice to UBC if it is carrying on business and/or locates its chief place of business in a jurisdiction outside British Columbia before starting business in that other jurisdiction. If UBC has registered a financing statement under Article 3.5 and provides the Licensee with notice of same, the Licensee will file within fifteen (15) days of any change in jurisdiction, the appropriate documents in the Personal Property Registries or similar registries outside of British Columbia to document the change in jurisdiction and will provide UBC a copy of the verification statement regarding each filing within fifteen (15) days after receiving the verification statement. The Licensee will pay for all costs associated with the registrations under this Article 3.6.

4.0 SUBLICENSING:

4.1 The Licensee will not grant sublicenses of the Technology and any UBC Improvements to Affiliated Companies or other third parties without the prior written consent of UBC, which consent will not be unreasonably withheld. After obtaining UBC's consent, the

Licensee will provide UBC with a copy of the proposed sublicense prior to being signed by all parties to the sublicense, which UBC acknowledges shall constitute Confidential Information.

4.2 Any sublicense granted by the Licensee will be granted only to the sublicensee and cannot be assigned. All sublicenses and sub-sublicenses must contain covenants by each sublicensee and sub-sublicensee to observe and perform terms and conditions similar to those contained in this Agreement respecting the indemnification of UBC, insurance, the treatment of Confidential Information, and the handling of complaints regarding the alleged infringement of third party rights.

4.3 Before executing a sublicense, the Licensee will give notice to UBC of the jurisdictions in which the sublicensee is carrying on business. If the Licensee, during the term of the sublicense, becomes aware of the sublicensee carrying on business in another jurisdiction, then the Licensee will give notice to UBC within five (5) days. If UBC has registered a financing statement under Article 3.5, the Licensee will, immediately after executing the sublicense, register a financing change statement under the *Personal Property Security Act* of British Columbia, the Uniform Commercial Code (U.S.) and/or any similar legislation in those jurisdictions in which each sublicensee carries on business and has its chief place of business to add each sublicensee to the registration referred to in Article 3.5, and will provide UBC with a copy of the verification statement within fifteen (15) days after receiving the verification statement. If any sublicensee changes the jurisdiction within which it is carrying on business and/or the location of its chief place of business, the Licensee will file the appropriate documents in the Personal Property Registries or similar registries within or outside of Canada to document the changes in jurisdiction. The Licensee will pay for all costs associated with the filings under this Article 4.3.

4.4 If any sublicense of the Licensee is in material breach of its sublicense with the Licensee and such breach is not cured within sixty (60) days of Licensee's receipt of notice from UBC of same, then Licensee shall terminate any such sublicense.

5.0 <u>ROYALTIES, EQUITY AND LICENSE FEE:</u>

5.1 In consideration of the license granted under this Agreement, the Licensee will pay to UBC:

(a) a royalty of 1.5% of the Revenue; and

(b) a royalty of 10% of the Sublicensing Revenue.

5.2 In consideration of the license granted under this Agreement, the Licensee will pay to UBC:

(a) a royalty of 0.75% of the Improvement Revenue; and

(b) a royalty of 5% of the Improvement Sublicensing Revenue.

5.3 In consideration of the license granted under this Agreement, the Licensee will pay to UBC:

(a) a royalty of 0.25% of the Licensee Technology Revenue; and

(b) a royalty of 1.67% of the Licensee Technology Sublicensing Revenue.

5.4 In the event that the Licensee uses the Technology and/or UBC Improvements in combination with either the Licensee Improvements or the Licensee Technology (the "Combined Technology"), the Licensee shall pay to UBC a royalty comprised of:

(a) Technology and/or UBC Improvements, Licensee Improvements, and Licensee Technology:

(i) 0.83% of Revenue, and

(ii) 5.56% of Sublicensing Revenue.

(b) Technology and/or UBC Improvements and Licensee Technology:

(i) 0.88% of Revenue, and

(ii) 6.25% of Sublicensing Revenue.

(c) Licensee Improvements and Licensee Technology:

(i) 0.5% of Revenue. and

(ii) 3.34% of Sublicensing Revenue.

(d) Technology and/or UBC Improvements and Licensee Improvements:

(i) 1.13% of Revenue, and

(ii) 7.5% of Sublicensing Revenue.

5.5 The royalty is due and payable within thirty (30) days of each respective Royalty Due Date and is to be calculated with respect to the Revenue and the Sublicensing Revenue in the three (3) month period immediately before the applicable Royalty Due Date.

5.6 All royalties paid by the Licensee to UBC under this Agreement will be in Canadian dollars without any reduction or deduction of any nature or kind at all. If the Licensee receives any Revenue or Sublicensing Revenue in a currency other than Canadian dollars, the currency will be converted to the equivalent in Canadian dollars on the date that any amount is payable to UBC, at the rate of exchange set by the Bank of Montreal for buying that currency. The amount of Canadian dollars resulting from the conversion is to be included in Revenue or Sublicensing Revenue.

5.7 Products are to be deemed to have been sold by the Licensee and included in the Revenue when the consideration for the same has been received. The Licensee is deemed to receive Sublicensing Revenue when the consideration has been received.

5.8 Any transaction, disposition, or other dealing involving all or part of the Technology or any Improvements or Products, between the Licensee and another person that is not made at fair market value is deemed to have been made at fair market value, and the fair market value of the transaction, disposition, or other dealing will be added to and deemed part of the Revenue or the Sublicensing Revenue, as the case may be, and will be included in the calculation of royalties under this Agreement.

5.9 For a period of eight (8) years from the Start Date of this Agreement, the Licensee shall have the right to prepay all royalties due and payable to UBC pursuant to Articles

5.1, 5.2, 5.3 and 5.4 of this Agreement by paying the sum of $7,500,000.00 less all royalties paid by the Licensee to UBC from the Start Date to the date of such prepayment (the "**Prepayment Amount**"). Upon receipt by UBC of the Prepayment Amount, all royalties due pursuant to Articles 5.1, 5.2, 5.3 and 5.4 of this License shall be deemed to be fully paid for the balance of the term of this Agreement.

5.10 **Equity**

(a) As part of the consideration of the rights granted by UBC to the Licensee hereunder, the Licensee shall deliver forthwith on execution of this Agreement to UBC the number of common voting shares equal to at least eight percent (8%) of the total shares in the capital of the Licensee (the "**Shares**") issued and outstanding as of the date of execution of this Agreement calculated on the basis that all share rights of conversion or of options or warrants have been exercised so that UBC would have eight percent (8%) on a fully diluted basis, of the equity of the Licensee so calculated.

(b) The Licensee represents that the Shares have a nominal value as of the date of this License Agreement and the Licensee further agrees that UBC will be transferring a total of fifty percent (50%) of the Shares to the Investigators (the "**Investigators' Shares**") and that it shall undertake such resolutions and record such transfer as are reasonably required to effect such transfer of shares. UBC will retain fifty percent (50%) of the Shares (the "**UBC Shares**").

5.11 Subject only to Article 5.12, UBC and the Investigators' percentage interest in the common share capital of the Licensee shall not be diluted by the issuance of additional shares or new classes of shares to less than four percent (4%) with respect to the UBC Shares and four percent (4%) with respect to the Investigators' Shares. Subject to Article 5.12, if at any time subsequent to the execution of this Agreement the Licensee issues shares to any person, corporation or other entity, the Licensee shall forthwith issue to UBC and the Investigator, at a price of $0.001 per share, the number of common shares required to keep UBC and the Investigators' Shares total percentage of the outstanding share capital of the Licensee at four percent (4%) with respect to the UBC Shares and four percent (4%) with respect to the Investigators' Shares after the issuance of any new shares.

5.12 The obligation of the Licensee to deliver additional shares to UBC and the Investigators under Article 5.11 shall terminate after the Licensee has received a total of more than $400,000.00 in equity financing for the purchase of its shares subsequent to the date of this Agreement. For greater certainty it is confirmed that UBC and the Investigators shall be entitled to receive additional shares in accordance with Article 5.11 in connection with any equity financings undertaken by the Licensee up to and including any equity financing resulting in the achievement by the Licensee of the $400,000.00 threshold. Notwithstanding the foregoing, the Licensee agrees that UBC and the Investigators' percentage interest in the common share capital of the Licensee shall not be diluted to less than fifty percent (50%) of their original shareholdings up to the date on which the Licensee has raised a total of $2,000,000.00 equity investment into the Licensee subsequent to the date of this Agreement. In the event the UBC Shares and the Investigators' Shares are diluted beyond that permitted by this Article, the Licensee shall issue additional shares to UBC and the Investigators in the manner set out in Article 5.11. For greater certainty, it is confirmed that UBC and the Investigators shall be entitled to receive additional shares in accordance with Article 5.11 in connection with any equity financing undertaken by the Licensee up to and including any equity financing resulting in the achievement by the Licensee of the $2,000,000.00 threshold if the result of such equity financing is that the UBC Share's and the Investigators' Shares are diluted to less than two percent (2%) each of the then issued and outstanding share capital of the Licensee. By way of example, if the Licensee raises $2,500,000.00 in its first equity financing then UBC and the Investigators will each be protected at the 4% threshold on the first $400,000.00, at the 2% threshold (50% of UBC and the Investigators' original shareholdings) on the next $1,600,000.00 and the remaining $500,000.00 will not be subject to Article 5.11 and this Article 5.12.

5.13 In consideration of entering into this Agreement and contributing the Technology and any Improvements to the Licensee, the Licensee shall issue to UBC and the Investigators the same class of shares in the capital of the Licensee that are issued by the Licensee to its founders (the "**Founders' Shares**") under the equivalent rights and restrictions attached to such shares. For clarity, the UBC Shares and the Investigators' Shares shall in all material respects have special rights and restrictions identical to the special rights and restrictions attached to the Founders' Shares whether such rights are attached to the Founders' Shares or are conferred under the terms of a shareholders' agreement.

5.14 Subject to compliance with applicable securities laws, the Licensee will use commercially reasonable efforts to cause all of the UBC Shares and the Investigators' Shares to be issued free from any pooling, escrow or other trading restrictions placed on such shares by the Licensee. The Licensee acknowledges and agrees that, subject to compliance with applicable securities laws, UBC shall have the right to transfer any or all of the UBC Shares to a company or society of which UBC is the sole shareholder in the case of a company or of which UBC controls the membership, in the case of a society and the Licensee shall take all steps or do such acts as may be reasonably required to allow such transfer.

5.15 The Licensee acknowledges and agrees that it will comply with all applicable laws and legislation with respect to the issuance and any transfer of the UBC Shares and the Investigators' Shares.

5.16 The UBC Shares and the Investigators' Shares shall be deemed to be fully paid for as of the date of issuance and shall be the absolute property of UBC and the Investigators, respectively. Subject to the terms of this Agreement, neither all nor any portion of the UBC Shares and the Investigators' Shares shall be refundable to the Licensee under any circumstances.

5.17 Until the Licensee becomes a reporting issuer for equity securities under the *Securities Act* of British Columbia, or under the applicable securities legislation in any other jurisdiction which has jurisdiction over the issuance of shares by the Licensee:

(a) the Licensee shall provide to UBC within twenty (20) days after the last day of each quarter, financial statements, including a balance sheet and a statement of income as of the last date of each such quarter, a cumulative statement of income from the first day of the then current year to the last day of such quarter, and a cumulative cash flow analysis from the first day of the then current year to the last day of the then current year;

(b) the Licensee shall provide to UBC within ninety (90) days after the end of each fiscal year of the Licensee, unaudited financial statements prepared pursuant to a review of engagement by the Licensee's accountants; and

(c) the Licensee shall provide to UBC at least forty-five (45) days prior to the beginning of each fiscal year of the Licensee, an operating plan with monthly and quarterly financial breakdowns for such fiscal year.

5.18 Any shareholders' agreement or other relevant transaction document entered into by the Licensee and its other shareholders, shall include an agreement between UBC and such other shareholders of the Licensee, that prevents such shareholders (each a "***Selling Shareholder*** ") from selling any shares in the capital stock of the Licensee to any third party unless the UBC Shares are included at the option of UBC, in such sale, pro rata based on the total number of shares owned by the Selling Shareholder and UBC, and on the same terms and conditions as those offered to the Selling Shareholder. The same terms and conditions relating to the UBC Shares in connection with this Article 5.18 shall also apply with respect to the Investigators' Shares.

5.19 UBC hereby grants to the Licensee an option to purchase a portion of the UBC Shares on the following terms and conditions:

(a) subject to paragraph 5.19(d), the Licensee shall have an option to acquire eighty percent (80%) of the shares of the Licensee owned by UBC, which for greater certainty do not include the Investigators' Shares (the "**Optioned Shares**");

(b) the option shall expire on the sooner of five (5) years from the date of this Agreement and three (3) years from the date on which the shares of the Licensee begin trading on a public stock exchange (the "**Option Period**");

(c) the option price for the Optioned Shares shall be $3,200,000.00 (the '**Option Price**");

(d) during the Option Period, UBC has the right to give the Licensee notice (the "Sale Notice") of its intention to sell all or a portion of the Optioned Shares (the "Offered Shares") whereupon the Licensee shall have fourteen (14) days (the "Notice Period") to purchase such shares being offered for sale by UBC at a price calculated by dividing the Option Price by the number of Offered Shares. The Licensee shall pay fifty percent (50%) of the purchase price for the Offered Shares upon exercise of the option and the balance within ninety (90) days thereafter; and

(e) If any of the Offered Shares remain unaccepted by the Licensee after the expiry of the Notice Period, then UBC shall have the option to sell all, but not less than all, of the Offered Shares to a third party provided that:

(i) such sale is effected at a price which is not less than the price and on terms and conditions no more favourable (from a purchaser's perspective) than those set forth in the Sale Notice hereunder;

(ii) UBC shall not sell any of the Offered Shares to a third party who is a competitor of the Licensee unless the Sale Notice originally delivered by UBC attached a detailed written offer from the competitor for the Offered Shares; and

(iii) such sale is completed within a 90 day period following the expiry of the Notice Period (after which period has expired UBC must again comply with this Article 5.16 before selling any of the shares of the Licensee owned by UBC to any third party).

5.20 UBC agrees that it shall not sell more than ten percent (10%) of the UBC Shares in each of the two (2) years after the date on which the shares of the Licensee begin trading on a public stock exchange, without first complying with paragraph 5.19(d).

5.21 As part of the consideration for the rights granted by UBC to the Licensee hereunder, the Licensee agrees to pay to UBC as an initial license fee the sum of $5,000.00. The said sum shall be paid concurrently with the execution of this Agreement. Neither all nor any portion of the said sum shall be refundable to the Licensee under any circumstances.

5.22 UBC shall have the right to appoint an observer (the "Observer") who shall, subject to the Observer executing a confidentiality and non-disclosure agreement with the Licensee, receive notice of and be entitled to attend all meetings of the board of directors of the Licensee. The Observer shall be a person acceptable to the Licensee, acting reasonably. The right of UBC to appoint the Observer will terminate on the earlier of (i) the date that immediately precedes the date on which the shares of the Licensee begin trading on a public stock exchange, or (ii) the date that all right, title and interest in and to the Technology and Improvements has been assigned to the Licensee in accordance with Article 14.3, or (iii) the date UBC ceases to be a shareholder of the Licensee.

6.0 <u>ANNUAL PAYMENTS:</u>

6.1 The Licensee will pay to UBC, in addition to all other amounts due under this Agreement, an annual maintenance fee of $1,000.00 (the "**Annual Maintenance Fee**"). The Annual Maintenance Fee is payable on or before January 2nd of each year during the term of this Agreement, starting on January 2, 2004 and will not be refunded to the Licensee (in whole or in part) under any circumstances. This fee is distinct from any payments required under royalties.

7.0 <u>PATENTS:</u>

7.1 The Licensee may identify any process, use or products arising out of the Technology and any Improvements that may be patentable and UBC will, on the request of the Licensee, take reasonable steps to apply for a patent in the name of UBC provided that the Licensee pays all costs of applying for, registering and maintaining the patent in the jurisdictions in which the Licensee designates that a patent is required. Notwithstanding the foregoing, any significant patent costs shall require the prior written approval of the Licensee to be provided promptly. The Licensee will on UBC's request pay to UBC a reasonable payment as an advance against expected patent expenses. In the event the Licensee does not approve any proposed patent costs, UBC shall be under no obligation to incur such costs.

7.2 On the issuance of a patent obtained under Article 7.1, the Licensee becomes the licensee of the patent on the terms and conditions set out in this Agreement.

7.3 Within thirty (30) days of presentation of receipts and/or invoices by UBC to the Licensee, the Licensee will reimburse UBC for the balance of all costs incurred to date regarding any patents or patent applications relating to the Technology and any Improvements licensed under this Agreement, subject to Article 7.1.

7.4 The Licensee will not contest the validity or scope of any patents relating to the Technology and any Improvements licensed under this Agreement.

7.5 The Licensee will ensure proper patent marking for all uses of the Technology and any Improvements licensed under this Agreement and will clearly mark the appropriate patent numbers on any Products made using the Technology and any Improvements.

8.0 DISCLAIMER OF WARRANTY:

8.1 UBC makes no representations, conditions or warranties, either express or implied, regarding the Technology or any Improvements or the Products. Without limitation, UBC specifically disclaims any implied warranty, condition or representation that the Technology or any Improvements or the Products:

(a) correspond with a particular description;

(b) are of merchantable quality;

(c) are fit for a particular purpose; or

(d) are durable for a reasonable period of time.

UBC is not liable for any loss, whether direct, consequential, incidental or special, which the Licensee or other third parties suffer arising from any defect, error or fault of the Technology or any Improvements or Products, or their failure to perform, even if UBC has been advised of the possibility of the defect, error, fault or failure. The Licensee acknowledges that it has been advised by UBC to undertake its own due diligence regarding the Technology and any Improvements and that the Licensee has had a third party complete a technical assessment of the Technology prior to executing this License.

8.2 Nothing in this Agreement:

(a) constitutes a warranty or representation by UBC as to title to the Technology and/or any Improvement or that anything made, used, sold or otherwise disposed of under the license granted in this Agreement is or will be free from infringement of patents, copyrights, trade-marks, industrial design or other intellectual property rights; or

(b) imposes an obligation on UBC to bring, prosecute or defend actions or suits against third parties for infringement of patents, copyrights, trade-marks, industrial designs or other intellectual property or contractual rights.

8.3 Notwithstanding Article 8.2, if there is an alleged infringement of the Technology or any Improvements or any right with respect to the Technology or any Improvements, the Licensee may, on receiving the prior written consent of UBC (which will not be delayed or withheld unreasonably), prosecute litigation designed to enjoin infringers of the Technology or any Improvements. Provided that it has first granted its prior written consent, UBC agrees to reasonably co-operate to the extent of signing all necessary documents and to vest in the Licensee the right to institute the litigation, provided that all the direct and indirect costs and expenses of bringing and conducting the litigation or settlement are paid by the Licensee and in this case all recoveries are for the benefit of the Licensee.

8.4 If any complaint alleging infringement of any patent or other proprietary rights is made against the Licensee or a sublicensee of the Licensee regarding the use of the Technology or any Improvements or the manufacture, use or sale of the Products, the following procedure will be adopted:

(a) the Licensee will promptly notify UBC on receipt of the complaint and will keep UBC fully informed of the actions and positions taken by the complainant and taken or proposed to be taken by the Licensee on behalf of itself or a sublicensee;

(b) except as provided in Article 8.4(d), all costs and expenses incurred by the Licensee or any sublicensee of the Licensee in investigating, resisting, litigating and settling the complaint, including the payment of any award of damages and/or costs to any third party, will be paid by the Licensee or any sublicensee of the Licensee, as the case may be;

(c) no decision or action concerning or governing any final disposition of the complaint will be taken without full consultation with, and approval by, UBC. UBC will not unreasonably delay or withhold any such approval;

(d) UBC may elect to participate as a party in any litigation involving the complaint to the extent that the court may permit, but any additional expenses generated by such participation will be paid by UBC (subject to the possibility of recovery of some or all of the additional expenses from the complainant);

(e) notwithstanding Article 8.2, if the complainant is willing to accept an offer of settlement and one of the parties to this Agreement is willing and able to make or accept the offer and the other is not, then the unwilling party will conduct all further proceedings at its own expense, and is responsible for the full amount of any damages, costs, accounting of profits and settlement costs in excess of those provided in the offer, but is entitled to retain for itself the benefit of any litigated or settled result giving a lower payment of costs, damages, accounting of profits and settlement costs than that provided in the offer; and

(f) the Licensee will pay all royalties payable under this Agreement to UBC in trust from the date UBC receives notice of the complaint and until a resolution of the complaint has been finalized. If the complainant is successful, then the royalties paid to UBC in trust under this Article 8.4(f) will be returned to the Licensee, provided that the amount being returned to the Licensee is no more than the amount paid by the Licensee to the complainant in the settlement or other disposition of the complaint. If the complainant does not succeed, then UBC retains all royalties paid to it under this Article 8.4(f).

9.0 <u>INDEMNITY AND LIMITATION OF LIABILITY:</u>

9.1 The Licensee indemnifies, holds harmless and defends UBC, its Board of Governors, officers, employees, faculty, students, invitees and agents against any and all claims (including all associated legal fees and disbursements actually incurred) arising out of the exercise of any rights under this Agreement, including without limitation against any damages or losses, consequential or otherwise, arising in any manner at all from or out of the use of the Technology or any Improvements or Products licensed under this Agreement by the Licensee, its sublicensees, sub-sublicensees or their customers or end-users.

9.2 Subject to Article 9.3, UBC's total liability, whether under the express or implied terms of this Agreement, in tort (including negligence) or at common law, for any loss or damage suffered by the Licensee, whether direct, indirect or special, or any other similar damage that may arise or does arise from any breaches of this Agreement by UBC, its Board of Governors, officers, employees, faculty, students or agents, is limited to the amount of the initial license fee paid to UBC under Article 5.21.

9.3 The Licensee acknowledges and agrees that UBC will not be liable for consequential or incidental damages arising from any breach or breaches of this Agreement.

9.4 Notwithstanding the termination or expiry of this Agreement, the obligations set out in this Article 9 will survive and continue to bind the Licensee and its successors and assigns.

10.0 <u>PUBLICATION AND CONFIDENTIALITY:</u>

10.1 Each party will keep and use the other party's Confidential Information in confidence and will not, without the other party's prior written consent, disclose the other party's Confidential Information to any person or entity, except to the party's directors, officers, employees, faculty, students and professional advisors who require the Confidential Information to assist such party in performing its obligations and exercising its license rights under this Agreement. The Licensee will maintain an appropriate internal program limiting the distribution of UBC's Confidential Information to only those officers, employees, consultants and professional advisors who require such Confidential Information in performing the Licensee's obligations and exercising the Licensee's license rights under this Agreement and who have signed appropriate confidentiality and non-disclosure agreements. The Licensee shall mark all documentation and correspondence "Confidential", as directed by UBC from time to time.

10.2 Any party required by judicial or administrative process to disclose the other party's Confidential Information, will promptly notify the other party and allow it reasonable time to oppose the process before disclosing the Confidential Information.

10.3 UBC is not restricted from presenting at symposia, national or regional professional meetings, or from publishing in journals or other publications, accounts of its research relating to the Technology and any Improvements, provided that with respect to the Confidential Information only, the Licensee is provided with copies of the proposed disclosure at least sixty (60) days before the presentation or publication date and does not, within thirty (30) days after delivery of the proposed disclosure, give notice to UBC indicating that it objectsto the proposed disclosure. Any objection to a proposed disclosure will specify the portions of the proposed disclosure considered objectionable (the "Objectionable Material"). On receiving notice from the Licensee that any proposed disclosure contains Objectionable Material, UBC and the Licensee agree to work together to revise the proposed disclosure to remove or alter the Objectionable Material in a manner acceptable to both the Licensee and UBC, in which case the Licensee will withdraw its objection. UBC is not restricted from publishing or presenting the proposed disclosure as long as the Objectionable Material has been removed. Any Objectionable Material will not be disclosed for six (6) months from the date UBC delivered the proposed disclosure to the Licensee. After six (6) months from the date UBC delivered the proposed disclosure to the Licensee, UBC is free to present and/or publish the proposed disclosure whether or not it contains Objectionable Material, unless any such proposed disclosure contains Confidential Information of the Licensee.

10.4 The Licensee requires of UBC, and to the extent permitted by law UBC agrees, that this Agreement, and each part of it, is confidential and will not be disclosed to third parties, as the Licensee claims that the disclosure would or could reveal commercial, scientific or technical information and would significantly harm the Licensee's competitive position and/or interfere with the Licensee's negotiations with prospective sublicensees. Notwithstanding anything contained in this Article 10, the parties acknowledge and agree that either party may identify the title of this Agreement, the parties to this Agreement and the names of the inventors of the Technology and any Improvements.

10.5 Notwithstanding the termination or expiry of this Agreement, the obligations set out in this Article 10 survive and continue to bind the parties, their successors and assigns.

11.0 <u>PRODUCTION AND MARKETING:</u>

11.1 The Licensee will not use the UBC Trade-marks or make reference to UBC or its name in any advertising or publicity, without the prior written consent of UBC. Without limitation, the Licensee will not issue a press release regarding this Agreement or the Technology or any Improvements without first obtaining UBC's written approval. Notwithstanding the foregoing, if the Licensee is required by law to act in breach of the foregoing provisions, the Licensee will be permitted to do so but will make all reasonable efforts to provide UBC with sufficient prior notice to permit UBC to bring an application or other proceeding to contest the requirement.

11.2 The Licensee represents and warrants to UBC that it has the infrastructure, expertise and resources to:

(a) develop and commercialize the Technology and any Improvements;

(b) track and monitor on an ongoing basis performance under the terms of each sublicense entered into by the Licensee;

(c) monitor on a world wide basis patent infringement regarding any patent relating to the Technology and any Improvements licensed under this Agreement; and

(d) handle the Technology and any Improvements with care and without danger to the Licensee, its employees, agents, or the public.

11.3 The Licensee represents and warrants to UBC that it will, throughout the term of this Agreement use commercially reasonable efforts to promote, market and sell the Products and exploit the Technology and any Improvements and to meet or cause to be met the market demand for the Products and the use of the Technology and any Improvements.

11.4 Without limiting the generality of Article 11.3, the Licensee will undertake the following activities with respect to the Technology and Improvements:

(a) for the period commencing on the Start Date and terminating on the earlier of (i) the date that is five (5) years from the Start Date; (ii) the date that immediately precedes the date on which the shares of the Licensee begin trading on a public stock exchange, or (ii) the date that all right, title and interest in and to the Technology and Improvements has been assigned to the Licensee in accordance with Article 14.3, provide to UBC a comprehensive written report every six (6) months during the term of this Agreement documenting the activities undertaken by the Licensee pursuant to Articles 11.3 and 11.4;

(b) the Licensee shall use its best efforts to produce a prototype for continuous production of hydrogen at a rate sufficient to power a 0.5kW fuel cell or equivalent engine for four (4) hours at the end of eighteen (18) months or sooner;

(c) the Licensee shall use its best efforts to produce a prototype for continuous production of hydrogen at a rate sufficient to power a 1.0kW fuel cell or equivalent engine for twenty-four (24) hours at the end of thirty-six (36) months or sooner;

(d) the Licensee shall raise not less than $2,000,000.00 in equity investment in the Licensee within three (3) years of the anniversary date of this Agreement, with sixty percent (60%) of such funds to be spent in connection with the Technology in the first eighteen (18) months and the balance of such funds shall be spent in connection with the Technology in the following eighteen (18) months; and

(e) in addition to the amounts required to be raised by paragraph 11.4(d), the Licensee shall raise a further equity investment of at least $5,000,000.00 within thirty-six (36) months of the date of this Agreement for use in connection with the Technology.

11.5 If UBC is of the view that the Licensee is in breach of Articles 11.3 or 11.4, UBC may give notice to the Licensee under Article 18.3. Within fifteen (15) days of receiving UBC's notice, the Licensee shall provide notice to UBC of its decision to either:

(a) proceed with remedying the breach in accordance with Article 18.3;

(b) dispute the breach ("**Dispute**") and refer the Dispute to mediation in accordance with Articles 11.6. The parties will then appoint a mutually acceptable mediator ("**Mediator**"); or

(c) accept the breach.

If the Licensee elects to proceed with remedying the breach, then the Licensee will be deemed to have waived any right to refer the matter to mediation in accordance with Article 11.6. If the Licensee either fails to make an election, or fails to respond to UBC, in accordance with this Article, then the Licensee will be deemed to have accepted the breach and UBC may terminate this Agreement.

11.6 Unless the parties agree otherwise, the following rules and procedures govern the conduct of the parties and the Mediator before and during the mediation of a Dispute:

(a) within fifteen (15) days of the appointment of the Mediator, the Licensee will provide to the Mediator and UBC a written summary of its position and copies of all documents on which it intends to rely in presenting its position before the Mediator. On receiving the Licensee's summary and documents, UBC has fifteen (15) days to submit to the Licensee and the Mediator a summary of UBC's position along with the documents on which UBC intends to rely;

(b) after each of the Licensee and UBC has provided its summary and documents under Article 11.6(a), but not more than sixty (60) days from the appointment of the Mediator, the parties agree to meet in the presence of the Mediator with a view to resolving the Dispute. The role of the Mediator will be to assist in negotiating a resolution of a Dispute and the Mediator will not make a decision that is binding on a party unless that party has so agreed in writing;

(c) the mediation of a Dispute may be terminated by either party, by giving notice to the other party:

(i) if the parties cannot agree on a mutually acceptable Mediator within fifteen (15) days from the Licensee electing to refer the Dispute to mediation under Article 11.5(b);

(ii) if the other party fails to comply with its obligations under this Article 11.6; or

(iii) if the parties cannot agree on a resolution of the Dispute within sixty (60) days from the appointment of the Mediator;

(d) any information or documents disclosed by either party under this Article 11.6 must be kept confidential and must not be used except to attempt to resolve the Dispute; and

(e) each party must bear its own costs of complying with this Article 11.6 and the parties must bear equally the costs of any Mediator engaged.

11.7 If the parties cannot agree on the resolution of the Dispute within sixty (60) days from the appointment of the Mediator, or if the mediation of the Dispute has been terminated under Article 11.6(c), then the Licensee will (counting from the end of the sixty (60) day period) have a further thirty (30) days to remedy the breach in accordance with Article 18.3(a). If the Licensee fails to remedy the breach within such thirty (30) day period then subject to Article 15.2, UBC may at its option, either terminate this Agreement or change this Agreement from an exclusive license to a non-exclusive license.

12.0 <u>ACCOUNTING RECORDS:</u>

12.1 The Licensee will maintain at its principal place of business, or another place as may be most convenient, separate accounts and records of all Revenues and Sublicensing Revenues and all business done in connection with the Technology or any Improvements. The accounts and records will be in sufficient detail to enable proper returns to be made under this Agreement and the Licensee will cause its sublicensees to keep similar accounts and records.

12.2 The Licensee will deliver to UBC on the date thirty (30) days after each and every Royalty Due Date, together with the royalty payable under this Agreement, the Accounting substantially in the form attached as Schedule "B" and a report on all Sublicensing activity, including an accounting statement setting out in detail how the amount of Sublicensing Revenue was determined and identifying each sublicensee and the location of the business of each sublicensee.

12.3 The calculation of royalties will be carried out in accordance with generally accepted Canadian accounting principles ("**GAAP**"), or the standards and principles adopted by the U.S. Financial Accounting Standards Board ("**FASB**") applied on a consistent basis.

12.4 The Licensee will retain the accounts and records referred to in Article 12.1 for at least six (6) years from when they were made and will permit any duly authorized representative of UBC to inspect or audit the accounts and records during normal business hours of the

Licensee at UBC's expense. The Licensee will provide to the representative all reasonable evidence as the representative deems necessary to verify the Accounting and will permit the representative to make copies of or extracts from the accounts, records and agreements at UBC's expense. If an inspection or audit of the Licensee's records by UBC shows an under-reporting or underpayment by the Licensee of any amount to UBC, by more than five percent (5%) for any twelve (12) month period, then the Licensee will reimburse UBC for the cost of the inspection or audit as well as pay to UBC any amount found due (including any interest) within thirty (30) days of notice by UBC to the Licensee.

12.5 During the term of this Agreement and after its expiry or termination UBC will use reasonable efforts to ensure that all information provided to UBC or its representatives under this Article remains confidential and is treated as confidential by UBC.

13.0 INSURANCE:

13.1 During the term of this Agreement, the Licensee will procure and maintain insurance (including public liability and commercial general liability insurance), as would be acquired by a reasonable and prudent businessperson carrying on a similar line of business.

13.2 Notwithstanding Article 13.1, one (1) month before the First Use of the Technology or any Improvement, the Licensee will give notice to UBC of the terms and amount of the product liability, public liability, and commercial general liability insurance and such other types of insurance which it has placed. This insurance will:

(a) be placed with a reputable and financially secure insurance carrier;

(b) include UBC, its Board of Governors, faculty, officers, employees, students and agents as additional insureds;

(c) provide primary coverage regarding all activities under this Agreement;

(d) include a waiver of subrogation against UBC, and a severability of interest and cross-liability clauses; and

(e) provide that the policy cannot be cancelled or materially altered except on at least thirty (30) days' prior notice to UBC.

13.3 UBC may from time to time require reasonable amendments to the terms or the amount of coverage contained in the Licensee's insurance policy. The Licensee will provide to UBC for its approval certificates of insurance evidencing the coverage seven (7) days before the First Use of the Technology. The Licensee will not:

(a) allow the First Use of the Technology or any Improvement to occur before the certificate is provided and approved by UBC; or

(b) sell any Product or allow any third party to use the Technology, at any time unless the insurance outlined in Article 13.3 is in effect.

13.4 The Licensee will also require each sublicensee to procure and maintain:

(a) public liability and commercial general liability insurance and such other types of insurance as would be acquired by a reasonable and prudent businessperson carrying on a similar line of business; and

(b) in any event, one (1) month before the First Use of the Technology or any Improvement by the sublicensee, product liability, public liability and commercial general liability insurance in reasonable amounts, with a reputable and financially secure insurance carrier.

The Licensee will use its best efforts to ensure that all sublicensees' policies of insurance contain a waiver of subrogation against UBC, its Board of Governors, faculty, officers, employees, students and agents.

13.5 During the Post Termination Period the Licensee will procure and maintain public liability and commercial general liability insurance which provides coverage in respect of claims made during the Post Termination Period. This insurance will:

(a) be placed with a reputable and financial secure insurance carrier;

(b) include UBC, its Board of Governors, faculty, officers, employees, students and agents as additional insured;

(c) provide coverage for actions arising during the period commencing upon First Use of the Technology and expiring upon commencement of the Post Termination Period;

(d) include a waiver of subrogation against UBC, and a severability of interest and cross-liability clauses; and

(e) provide that the policy cannot be cancelled or materially altered except on at least thirty (30) days' prior notice to UBC.

14.0 <u>ASSIGNMENT & CHANGE OF CONTROL:</u>

14.1 The Licensee will not assign, transfer, mortgage, pledge, financially encumber, grant a security interest, permit a lien to be created, charge or otherwise dispose of any or all of the rights granted to it under this Agreement without the prior written consent of UBC, which consent will not be unreasonably withheld.

14.2 Subject to compliance with applicable securities laws, UBC will have the right to assign its rights, duties and obligations under this Agreement to a company of which it is the sole shareholder, or a society which it has incorporated or which has purposes which are consistent with the objectives of UBC, provided that UBC has also so assigned the Technology and any UBC Improvements to any such entity. If UBC makes such an assignment, the Licensee will release and discharge UBC from all obligations or covenants, provided that the company or society, as the case may be, signs a written agreement which provides that the company or society assumes all obligations or covenants from UBC and that the Licensee retains all rights granted to the Licensee under this Agreement.

14.3 UBC hereby grants to the Licensee the right to acquire all right, title and interest in and to the Technology and UBC Improvements for the sum of $1.00 upon the receipt by UBC of the aggregate amount of $11,500,000.00 on account of all monies received from:

(a) the sale of shares in the Licensee, whether through the purchase by the Licensee or otherwise;

(b) payment of royalties pursuant to Articles 5.1, 5.2, 5.3 and 5.4;

(c) the Prepayment Amount paid pursuant to Article 5.9; and/or

(d) the voluntary payment of cash by the Licensee to UBC.

Upon the Licensee's due exercise of its right to acquire all right, title and interest in and to the Technology and UBC Improvements under this Article 14.3, UBC shall assign such Technology and UBC Improvements to the Licensee and this Agreement shall terminate except that Articles 9.1,10.1,12.4 and 13.5 shall survive and continue in full force and effect.

14.4 In the event all right, title and interest in and to the Technology and UBC Improvements is assigned to the Licensee pursuant to Article 14.3:

(a) the Licensee shall grant to UBC an irrevocable royalty-free license to the Technology and Improvements for the purposes of research, scholarly publication, educational and all other non-commercial uses; and

(b) UBC shall immediately transfer all shares of the Licensee then owned by UBC, which have not been sold in accordance with this Agreement and accounted for under paragraph 14.3(a).

15.0 <u>GOVERNING LAW:</u>

15.1 This Agreement is governed by, and will be construed in accordance with, the laws of British Columbia and the laws of Canada in force in that province, without regard to its conflict of law rules. All parties agree that by executing this Agreement they have attorned to the jurisdiction of the Supreme Court of British Columbia. The parties agree that the British *Columbia Supreme Court has exclusive jurisdiction over this Agreement.*

15.2 In the event of any dispute arising between the parties concerning this Agreement, its enforceability or the interpretation thereof, the same shall be settled by a single arbitrator appointed pursuant to the provisions of the *Commercial Arbitration Act* of British Columbia, or any successor legislation then in force. The place of arbitration shall be Vancouver, British Columbia. The language to be used in the arbitration proceedings shall be English. Notwithstanding the foregoing, either party may seek injunctive relief in respect of any dispute arising between the parties by way of court application at any time prior, during or after any arbitration proceeding.

16.0 <u>NOTICES:</u>

16.1 All payments, reports and notices or other documents that a party is required or may want to deliver to any other party will be delivered:

(a) in writing; and

(b) either by personal delivery or by registered or certified mail (with all postage and other charges prepaid) at the address for the receiving party as set out in Article 16.2 or as varied by any notice.

Any notice personally delivered is deemed to have been received at the time of delivery. Any notice mailed in accordance with this Article 16.1 is deemed to have been received at the end of the fifth day after it is posted.

16.2 Addresses for delivery of notices:

If to UBC:

The Director
University - Industry Liaison Office
University of British Columbia
#103 – 6190 Agronomy Road
Vancouver, British Columbia
V6T 1Z3
Telephone: (604) 822-8580
Fax: (604) 822-8589

If to the Licensee:

Dilbagh S. Gujral
Global Hydrofuel Technologies Inc.
Suite 402 - 750 West Pender Street
Vancouver, British Columbia
V6C 2T7
Telephone: (604) 688-0044
Fax: (604) 684-2439

17.0 TERM:

17.1 The term of this Agreement starts on the Start Date and ends on the expiry or invalidity of the last patent licensed under this Agreement, unless terminated earlier under Article 18.

18.0 TERMINATION OF AGREEMENT:

18.1 This Agreement automatically and immediately terminates without notice to the Licensee if any proceeding under the *Bankruptcy and Insolvency Act* of Canada, or any other statute of similar purpose, is commenced by or against the Licensee and the same is not withdrawn or dismissed within forty-five (45) days of any such commencement.

18.2 UBC may, at its option, terminate this Agreement with immediate effect by giving notice to the Licensee if one or more of the following occurs:

(a) the Licensee becomes insolvent, as evidenced, for example (without limitation) by the appointment of a receiver, a receiver manager, the issuance of financial statements which according to GAAP would render the Licensee insolvent, the termination of a majority of the Licensee's employees, the vacation of the Licensee's chief place of business or the Licensee ceasing or threatening to cease carrying on business;

(b) any execution or other process of any court becomes enforceable against the Licensee, or if any similar process is levied on the rights under this Agreement or on any money due to UBC and is not released or satisfied by the Licensee within thirty (30) days from the process becoming enforceable or being levied;

(c) any resolution is passed or order made or other steps taken for the winding up, liquidation or other termination of the existence of the Licensee;

(d) the Technology or any Improvements becomes subject to any security interest, lien, charge or encumbrance in favour of any third party claiming through the Licensee;

(e) if the Licensee breaches any of Articles 4.1, 11.1 or 13.2; or

(f) If any sublicensee of the Licensee is in breach of its sublicense with the Licensee and the Licensee does not take reasonable steps to cause the sublicensee to cure the breach within thirty (30) days of receipt of notice from UBC;

(g) if the Licensee is in material breach of any other agreement between the Licensee and UBC and the breach has not been cured within the time provided for the curing of such breach under the terms of the other agreement.

18.3 Other than as set out in Articles 18.1 and 18.2, either party may terminate this Agreement for any breach which is not remedied after providing the following notice to the party in breach:

(a) thirty (30) days notice in the case of any breach which can reasonably be remedied within thirty (30) days of the delivery of such notice; or

(b) if the breach cannot be remedied within thirty (30) days and the breach is not remedied within such further period as may be reasonably necessary, or within ninety (90) days after receipt of notice, whichever is sooner.

18.4 If this Agreement is terminated under Article 18.1 to 18.3,the Licensee will make all outstanding royalty payments to UBC as set out under Article 5, and UBC may proceed to enforce payment of all outstanding royalties or other monies owed to UBC and to exercise any or all of the rights and remedies available under this Agreement or otherwise available by law or in equity, successively or concurrently, at the option of UBC. Within five (5) days of the Effective Termination Date, the Licensee will deliver to UBC all Technology and any Improvements in its possession or control and has no further right of any nature at all in the Technology or any Improvements. If the Licensee has not delivered up the Technology and any Improvements within five (5) days from the Effective Termination Date, UBC may immediately and without notice enter the Licensee's premises and take possession of the Technology and any Improvements. The Licensee will pay all charges or expenses incurred by UBC in the enforcement of its rights or remedies against the Licensee under this Article 18.4, including without limitation UBC's legal fees and disbursements on an indemnity basis, unless this Agreement has been terminated by the Licensee pursuant to Article 18.3.

18.5 The Licensee and all sublicensees will cease to use the Technology or any Improvements in any manner at all or to manufacture or sell the Products within five (5) days from the Effective Termination Date. The Licensee will then deliver to UBC an accounting within thirty (30) days from the Effective Termination Date. The accounting will specify, in or on such terms as UBC may in its sole discretion require, the inventory or stock of Products manufactured and remaining unsold on the Effective Termination Date. UBC will instruct that the unsold Products be stored, destroyed or sold under its direction, provided this Agreement was terminated under Article 18.2 or 18.3. Without limitation, if this Agreement is terminated under Article 18.1, no Products will be sold without the prior written consent of UBC. The Licensee will continue to make royalty payments to UBC in the same manner specified in Article 5 on all Products that are sold in accordance with this Article 18.5, notwithstanding anything contained in, or any exercise of rights by UBC, under Article 18.4.

18.6 Notwithstanding the termination or expiry of this Agreement, Article 12 remains in full force and effect until six (6) years after:

(a) all payments of royalty required to be made by the Licensee to UBC under this Agreement have been made by the Licensee to UBC; and

(b) any other claim or claims of any nature or kind at all of UBC against the Licensee has been settled.

19.0 MISCELLANEOUS COVENANTS OF LICENSEE:

19.1 The Licensee represents and warrants to UBC that the Licensee is a corporation duly organized, existing and in good standing under the laws of British Columbia and has the power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated by this Agreement, all of which have been duly and validly authorized by all requisite corporate proceedings. The Licensee covenants to remain as a corporation organized and existing under the laws of British Columbia or otherwise continued as a Canadian Federally incorporated company.

19.2 The Licensee will comply with all laws, regulations and ordinances, whether Federal, State, Provincial, County, Municipal or otherwise, with respect to the Technology and any Improvements and this Agreement.

19.3 Upon the presentation of itemized bills to the Licensee by UBC, the Licensee will pay all reasonable legal expenses and costs incurred by UBC regarding any consents and approvals required from UBC, including without limitation expenses and costs regarding UBC's review of any sublicenses to be granted by the Licensee.

19.4 The Licensee will pay all taxes and any related interest or penalty designated in any manner at all and imposed as a result of the existence or operation of this Agreement, including without limitation tax which the Licensee is required to withhold or deduct from payments to UBC. The Licensee will provide to UBC evidence as may be required by Canadian authorities to establish that the tax has been paid. The royalties specified in this Agreement are exclusive of taxes. If UBC is required to collect a tax to be paid by the Licensee or any of its sublicensees, the Licensee will pay the tax to UBC on demand.

19.5 The obligation of the Licensee to make all payments under this Agreement is absolute and unconditional and is not, except as expressly set out in this Agreement, affected by any circumstance, including without limitation any set-off, compensation, counterclaim, recoupment, defence or other right which the Licensee may have against UBC, or anyone else for any reason at all.

19.6 All amounts due and owing to UBC by the Licensee pursuant to this Agreement shall be paid in Canadian currency without any reduction or deduction of any nature or kind at all and all amounts expressed in this Agreement shall be in Canadian currency. The Licensee will pay interest on all amounts due and owing to UBC under this Agreement but not paid by the Licensee on the due date, at the rate of one percent (1%) per month. The interest accrues on the balance of unpaid amounts from time to time outstanding, from the date on which portions of the amounts become due and owing until payment in full.

19.7 The Licensee will not enter into any agreements with the United States Government or any other government in connection with the Technology or any Improvements licensed hereunder wherein such government would gain ownership of the Technology and/or Improvements, without the prior written consent of UBC.

20.0 MANAGEMENT OF CONFLICTS OF INTEREST:

20.1 The Licensee acknowledges that it is aware of UBC's Conflict of Interest Policy #97, Patent and Licensing Policy #88 and Research Policy #87 (http://www.policy.ubc.ca), and that UBC may amend these policies or introduce new policies from time to time.

20.2 Save and except as expressly agreed in a Collaborative Research Agreement entered into between UBC and the Licensee, the parties agree:

(a) the facilities and research programs of the Licensee will be conducted independently of all UBC facilities, faculty, students or staff; and

(b) no students, post-doctoral fellows or other UBC staff will participate or be involved in the Licensee's research, projects or utilize its facilities.

21.0 MAINTENANCE AND TECHNICAL SUPPORT:

UBC shall be under no obligation to provide any maintenance or technical support to the Licensee or any sublicensees. The Licensee acknowledges and agrees that Chaklader is no longer an employee of UBC and therefore it is at his sole discretion to provide such maintenance or technical support for the Technology to the Licensee. Any maintenance or technical support provided by Chaklader shall be subject to a separate consulting agreement to be negotiated between Chaklader and the Licensee.

22.0 GENERAL:

22.1 The Licensee will permit UBC, during normal business hours, to enter any premises of the Licensee for the purpose of ascertaining whether or not this Agreement has been, is being, or will be complied with by the Licensee.

22.2 Nothing contained in this Agreement is to be deemed or construed to create between the parties a partnership or joint venture. No party has the authority to act on behalf of any other party, or to commit any other party in any manner at all or cause any other party's name to be used in any way not specifically authorized by this Agreement.

22.3 Subject to the limitations in this Agreement, this Agreement operates for the benefit of and is binding on the parties and their respective successors and permitted assigns.

22.4 No condoning, excusing or overlooking by any party of any default, breach or non-observance by any other party at any time or times regarding any terms of this Agreement operates as a waiver of that party's rights under this Agreement. A waiver of any term , or right under, this Agreement will be in writing signed by the party entitled to the benefit of that term or right, and is effective only to the extent set out in the written waiver.

22.5 No exercise of a specific right or remedy by any party precludes it from or prejudices it in exercising another right or pursuing another remedy or maintaining an action to which it may otherwise be entitled either at law or in equity.

22.6 Headings in this Agreement are for reference only and do not form a part of this Agreement and are not be used in the interpretation of this Agreement.

22.7 All terms in this Agreement which require performance by the parties after the expiry or termination of this Agreement, will remain in force despite this Agreement's expiry or termination for any reason.

22.8 Part or all of any Article that is indefinite, invalid, illegal or otherwise voidable or unenforceable may be severed from this Agreement and the balance of this Agreement will continue in full force and effect.

22.9 At the request of UBC or the Licensee, the non-requesting party shall obtain the execution of any agreement or instrument (including from its employees, agents, contractors, consultants or representatives) that may be required to consummate the transactions contemplated in this Agreement, including assigning any rights, waiving any rights or perfecting any rights in such party's name.

22.10 The Licensee acknowledges that the law firm of Richards Buell Sutton has acted solely for UBC in connection with this Agreement and that all other parties have been advised to seek independent legal advice.

22.11 This Agreement sets out the entire understanding between the parties and no changes to this Agreement are binding unless signed in writing by the parties to this Agreement.

22.12 Time is of the essence of this Agreement.

22.13 In this Agreement, unless the contrary intention appears, the singular includes the plural and vice versa and words importing a gender include other genders.

SIGNED BY THE PARTIES AS AN AGREEMENT on the 9 day of July, 2003 but effective as of the Start Date.

SIGNED FOR AND ON BEHALF of **THE UNIVERSITY OF BRITISH COLUMBIA** by its authorized signatories:	David P. Jones Associate Director University-Industry Liaison
Authorized Signatory	
Authorized Signatory	
THE CORPORATE SEAL of **GLOBAL HYDROFUEL TECHNOLOGIES INC.** was hereunto affixed in the presence of:	c/s
Authorized Signatory	
Authorized Signatory	

SCHEDULE "A"

DESCRIPTION OF "TECHNOLOGY"

UBC File No. 95-073

Title: Methods of Generating Hydrogen from Water

Inventor: A.C.D. Chaklader

Patents:

US Patent No. 6,440,385 issued August 27, 2002 and titled "Hydrogen generation from water split reaction"

US CIP Patent Application Serial No. 09/778,091 filed February 7, 2001 and titled "Hydrogen generation from water split reaction" and counterpart applications

SCHEDULE "B"

Payment Report for the Period dd/mm/yy to dd/mm/yy

Instructions for Completing this Report

Please fill out each section in full, identifying in the Royalty Summary Table the unit sales and geographical sales areas. If the licence with UBC involves several product lines, please prepare a separate Summary Table for each product line. For licences involving sublicencing revenue, please prepare an additional report for each sublicence.

PLEASE NOTE: ***An interest rate of 1% per month will be assessed against all payments in arrears.***

Prepared by ____________________ Date Dd/mm/yy Phone ____________________
Approved by ____________________ Date Dd/mm/yy Phone ____________________

Licensee ____________________ Agreement # 95-073L UBC ID # 95-073

UBC Technology Hydrogen Generation from Water

Report Type (check one and complete as appropriate)

Single Product Line ☐ Product Line Trade Name ____________________

Multiple Products ☐ Page __ of __ Product Line Trade Name ____________________

Sublicence Report ☐ Page __ of __

Payments this Quarter (please complete separate tables for multiple product lines)

Royalties on Product Sales

Country	Units Sold	Unit Price (domestic currency)	Gross sales	Less Allowances*	Net Sales	Royalty Rate	Conversion Rate (to Canadian $)	Period Royalty Amount (Canadian $)	
								This yr	Last yr
Canada **US** **Europe** (specify countries) **Japan** **Other**									
							Total Product Royalties		

Additional Payments (complete all that apply)

			This Year	Last Year
Minimum Royalty Fee	☐	Amount		
Milestone Payment	☐	Amount		
Annual Licence Maintenance Fee	☐	Amount		
		Total Payments for Period		

*Please indicate the reasons for returns or other allowances, if significant. Please note any unusual occurrences that affected royalty amounts during the period.

For further information, please contact ____________________ **At phone number** (604) ____________________

658701.1

EXHIBIT B
FEES PAYABLE BY HPI TO GHTI CANADA

1. $1,000,000, to be paid on the one-year anniversary of the date of the Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Agreement, being March 15, 2008.

ASSIGNMENT AND ASSUMPTION OF LEASE AGREEMENT

The following Assignment and Assumption of Lease Agreement (the "Agreement") is effective as of March 15, 2004 (the "Effective Date") between Global Hydrofuel Technologies Inc. ("GHTI") and Hydrogen Power Inc., a Delaware corporation ("HPI").

WHEREAS

(A) GHTI entered into a lease agreement dated February 23, 2004 (the "Lease") with Alexandria Real Estate Equities, Inc., a Maryland corporation (the "Landlord") whereby GHTI leased certain laboratory premises consisting of approximately 689 square feet on the fifth floor of the building located at 1102 Columbia Street, Suite 521, Seattle, Washington (the "Premises").

(B) GHTI has agreed to assign the Lease to HPI and HPI has agreed to assume the Lease effective March 15, 2004 concurrent with the execution of a Sublicense Agreement between GHTI, HPI and the University of British Columbia.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration on the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

PART 1
ASSIGNMENT AND ASSUMPTION OF LEASE

1.1 Subject to the terms of this Agreement, GHTI hereby assigns to HPI all of the right, title and interest of GHTI in and to the Lease and the Premises.

1.2 In consideration of the Assignment by GHTI of its right, title and interest in and to the Lease and the Premises, HPI hereby assumes all obligations of GHTI pursuant to the Lease, including the obligation to make payments of rent and additional rent to the Landlord, and agrees to discharge all obligations of GHTI pursuant to the Lease as the "Tenant" under the Lease.

PART 2
GENERAL

2.1 This Agreement including any addenda contain the complete understanding of the parties in relation to the subject matter hereof. Neither this Agreement nor any addenda may be amended except by means of a writing executed by both parties hereto.

2.2 The headings in this Agreement have been provided for the convenience of the parties and shall not have any effect on the interpretation of this Agreement.

2.3 This Agreement shall be interpreted in accordance with and governed by the laws of the Province of British Columbia without reference to its choice of law principles.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SIGNED FOR AND ON BEHALF of **GLOBAL HYDROFUEL TECHNOLOGIES INC.** by its authorized signatory:

____
Authorized Signatory

SIGNED FOR AND ON BEHALF of **HYDROGEN POWER INC.** by its authorized signatory:

____
Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SIGNED FOR AND ON BEHALF of **GLOBAL HYDROFUEL TECHNOLOGIES INC.** by its authorized signatory:)))))))

____
Authorized Signatory

SIGNED FOR AND ON BEHALF of **HYDROGEN POWER INC.** by its authorized signatory:))))))

____
Authorized Signatory

Exhibit 10.1 and 11.1

POTTER ANDERSON & CORROON LLP

1313 NORTH MARKET STREET
P.O. BOX 951
WILMINGTON, DELAWARE 19899-0951

302 984-6000
302 658-1192 FAX
www.potteranderson.com

March 23, 2004

The Board of Directors
Hydrogen Power Inc.
Suite 1010 – 1942 Westlake Avenue
Seattle, WA 98101

Re: <u>Offering of Shares Pursuant to Regulation A of the Securities Act of 1933 (the "1933 Act")</u>

Ladies and Gentlemen:

We have acted as special Delaware counsel to Hydrogen Power Inc., a Delaware corporation (the "Company"), in connection with the offering of up to 5,000,000 shares (the "Shares") of Common Stock, par value $0.0001 per share (the "Common Stock"), of the Company, at a price of $0.20 per share pursuant to Regulation A of the 1933 Act (the "Regulation A Offering"). In that connection, you have requested our opinion with respect to a certain matter of Delaware law.

For purposes of giving the opinion hereinafter set forth, we have conducted no independent factual investigation of our own, and have examined only the following documents, which you have provided to us:

(i) the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on December 17, 2003, as amended by the Certificate of Amendment of the Company as filed with the Secretary of State on March 17, 2004 (together, the "Certificate of Incorporation");

(ii) the Bylaws of the Company;

(iii) the unanimous written consent of the Board of Directors of the Company, dated March 17, 2004 (the "Consent");

(iv) a copy of the Form 1-A Offering Statement of the Company prepared in connection with the Regulation A Offering in accordance with Regulation A of the 1933 Act (the "Regulation A Offering Statement");

(v) a form of subscription agreement to be executed by subscribers for the Regulation A Offering, as attached to the Regulation A Offering Statement;

(vi) a form of stock certificate representing shares of Common Stock of the Company;

(vii) a certificate of an officer of the Company, dated March 18, 2004 (the "Officer's Certificate"); and

(viii) a certificate of good standing for the Company obtained from the Secretary of State, dated March 23, 2004.

For purposes of this opinion, we have not reviewed any documents other than the documents listed in (i) through (viii) above. In particular, we have not reviewed, and express no opinion on, any document (other than the documents listed in (i) through (viii) above) that is referred to or incorporated by reference into, the documents reviewed by us. We have assumed that there exists no provision in any document, agreement or record that we have not reviewed that bears upon or is inconsistent with or would otherwise alter the opinion stated herein.

Based upon and subject to the foregoing and further subject to the assumptions, qualifications, limitations, and exceptions set forth herein, we are of the opinion that the Shares to be issued pursuant to the Regulation A Offering have been duly authorized, and upon (a) receipt by the Company of the consideration set forth in the Consent, (b) registration of such stock issuance on the stock ledger of the Company, and (c) delivery of duly executed and completed stock certificates to the subscribers of the Shares, such Shares will be validly issued, fully paid and non-assessable shares of Common Stock of the Company under Delaware law.

The opinion expressed herein is subject in all respects to the following assumptions, limitations, and qualifications:

(i) The foregoing opinion is limited to Delaware law. We have not considered, and have not expressed any opinion with regard to, or as to the effect of, any other law, rule, or regulation, state or federal, applicable to the Company; nor have we considered or expressed any opinion regarding rules and regulations of stock exchanges or any other regulatory body.

(ii) We have assumed (i) the genuineness of all signatures on documents examined by us, (ii) the legal capacity of the officers of the Company, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic or other copies, and (v) that the documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect.

(iii) We have assumed that a subscription agreement will be executed by each subscriber for Shares and that each such agreement will constitute the legal, valid and binding obligations of the parties thereto and that such agreements will be enforceable against each of the parties thereto in accordance with their respective terms.

(iv) We have assumed that each of the statements made and certified in the Officer's Certificate was true and correct when made, has at no time since being made and certified become untrue or incorrect, remains true and correct on the date hereof, and will be true and correct on the date the Company is or becomes obligated to issue the Shares pursuant to the Regulation A Offering.

(v) We have assumed that at the time the Company is or becomes obligated to issue any Shares pursuant to the Regulation A Offering (i) the Company will have adequate authorized and unissued shares of Common Stock to fulfill such obligations; and (ii) the per share purchase price for the Common Stock will equal $0.20 per share, as reflected in the Regulation A Offering Statement.

(vi) The opinion expressed in this letter is rendered as of the date hereof and is based on our understandings and assumptions as to present facts, and on the application of Delaware law as the same exists on the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

(vii) We have assumed that no shares of capital stock of the Company have been offered or sold by or to any person in the State of Delaware and that there have been no solicitations of an offer to buy any of such shares of capital stock by or to any person in the State of Delaware.

We understand that you wish to file this opinion as an exhibit to the Regulation A Offering Statement to be filed by the Company with respect to the offering of the Shares pursuant to the Regulation A Offering and we consent to such filing and to the inclusion of this opinion in such Regulation A Offering Statement. This opinion is rendered solely for your benefit in connection with the transactions herein described and, except as provided in the preceding sentence, may not, without our prior written consent, be furnished or quoted to any other person or entity.

Very truly yours,

Potter Anderson & Corroon LLP

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